AIFUL

AIFUL CORPORATION

31, Higashikaigawa-cho, Saiin,
Ukyo-ku, Kyoto, Japan

BEST AVAILABLE COPY

02028031

March 20, 2002

File No. 82-4802
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C.20549

Re: AIFUL CORPORATION - Rule12g3-2(b)

SUPPL

Dear Sir / Madam;

In order for us to comply with the requirements of Rule 12g3-2(b), we, AIFUL CORPORATION (the "Company"), enclose herewith Exhibits 1 through 25, listed in the attached sheet, which are English version, English translations, adequate summaries and/or brief description in English of the documents which were published by the Company in the period from April 1, 2001 to September 30, 2001 and which are all the documents of the Company required to be furnished to SEC in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

Yours faithfully,

AIFUL CORPORATION

PROCESSED
APR 10 2002
THOMSON
FINANCIAL

By Kurema Shingo
Name: Kurema Shingou
Title: General Manager of Financial Planning Department

dw 3/29

アイフル株式会社
東京支社
東京都中央区八重洲２丁目１番５号
東京駅前ビル５Ｆ　〒104-0028

AIFUL CORPORATION
Tokyo Office
5th-Floor Tokyoekimae-Bldg.,
1-5 2-Chome Yaesu Chuo-ku,Tokyo 104-0028 Japan

Phone 03-3274-4561 Fax 03-3274-4579 URL http://www.aiful.co.jp

AIFUL CORPORATION

Attachment

List of material information made public in Japan from April 1, 2001 to September 30, 2001

	Descriptions	Information * Provided to
Exhibit 1	Consolidated and Non-Consolidated Financial Summary (FY 2001) dated May 17, 2001 (English translation)	TSE/OSE
Exhibit 2	Data Book (March, 2001) dated May 2001 (English translation is contained in it.)	
Exhibit 3	First Quarter Report For The Fiscal Year Ending March, 2002 dated October 2001 (English translation is contained in it.)	
Exhibit 4	Fact and Figures AIFUL Corporation 2001 dated October 2001 (English version)	Shareholders
Exhibit 5	AIFUL Corporation Annual Report 2001, "*The Combination is Accelerating Growth*" dated October 2001 (English version)	Shareholders
Exhibit 6	Annual Securities Report dated June 28, 2001 for the 24th Fiscal Year from April 1, 2000 to March 31, 2001 (brief description in English)	DKALB TSE/OSE
Exhibit 7	The Extraordinary Report and Amendments dated August 6 and August 10, 2001 (brief description in English)	DKALFB TSE/OSE
Exhibit 8	Supplements to the Shelf Registration Statement dated April 12, April 24, May 24 and May 31, 2001 (brief description in English)	DKILFB TSE/OSE
Exhibit 9	Amendments dated April 18, June 28, July 13, August 6	DKALFB

	and August 10, 2001 to the Shelf Registration Statement (brief description in English)	TSE/OSE
Exhibit 10	Notice of Convocation of the 24th Ordinary General Meeting of Shareholders dated June 12, 2001 (brief description in English)	Shareholders
Exhibit 11	Notice of Resolution of the 24th Ordinary General Meeting of Shareholders dated June 27, 2001 (brief description in English)	Shareholders
Exhibit 12	The 24th Business Report "Shareholders' Communication" dated June 2001 (brief description in English)	Shareholders
Exhibit 13	Public Notice of Financial Results of the 24th Fiscal Year dated June 28, 2001 (brief description in English)	Public
Exhibit 14	Press Release dated April 12, 2001 with a title "AIFUL Announce 23rd, Unsecured Straight Bond Issues" (English translation)	Public
Exhibit 15	Press Release dated April 24, 2001 with a title "AIFUL Announce 24th, Unsecured Straight Bond Issues" (English translation)	Public
Exhibit 16	Press Release dated May 24, 2001 with a title "AIFUL Announce 25th, Unsecured Straight Bond Issues" (English translation)	Public
Exhibit 17	Press Release dated May 28, 2001 with a title "AIFUL Corporation to Purchase Treasury Stock for Introduction of Stock Option" (English translation)	Public
Exhibit 18	Press Release dated May 31, 2001 with a title "AIFUL Announce 26th, Unsecured Straight Bond Issues" (English translation)	Public

AIFUL CORPORATION

Exhibit 19	Press Release dated June 4, 2001 with a title "AIFUL Corporation Makes Sanyo Shinpan Fully Owned Subsidiary" (English translation)	Public
Exhibit 20	Press Release dated July 12, 2001 with a title "AIFUL Corporation Comments on Press Reports Predicting a Capital Increase by Public Offering" (English translation)	Public
Exhibit 21	Press Release dated July 13, 2001 with a title "Aiful Corporation Announces New Stock Issue" (English translation)	Public
Exhibit 22	Press Release dated July 31, 2001 with a title "AIFUL Corporation Adopts New Crime Prevention Systems" (English translation)	Public
Exhibit 23	Press Release dated August 6, 2001 with a title "AIFUL Corporation Announces New Stock Issue Price" (English translation)	Public
Exhibit 24	Press Release dated September 12, 2001 with a title "AIFUL Corporation Enters Guarantee Service Partnership with Kansai Sawayama Bank" (English translation)	Public

"DKALFB" means Director of Kanto Local Finance Bureau.
"DKILFB" means Director of Kinki Local Finance Bureau.
"TSE" means Tokyo Stock Exchange.
"OSE" means Osaka Securities Exchange.

EXHIBIT 4

2001

FACT AND FIGURES

AIFUL Corporation

5年間のサマリー

（百万円/Millions of Yen）

	Fiscal Year to:	1997/3	1998/3	1999/3	2000/3	2001/3
利益指標	Operating Revenue and Expenses					
営業収益	Operating Revenue	149,338	179,394	204,957	238,532	270,827
営業費用	Operating Expenses	98,692	121,458	133,059	151,095	167,507
営業利益	Operating Income	50,646	57,936	71,897	87,437	103,319
経常利益	Ordinary Income	49,657	55,894	68,843	85,009	103,372
当期純利益	Net Income	22,805	25,003	28,448	44,104	48,512
1株当り指標	Per Share Data					
当期純利益(円)	EPS (Yen)	1,548	601	610	786	572
株主資本(円)	BPS (Yen)	5,957	3,420	4,358	4,507	3,565
配当金(円)	Cash Dividends per Share (Yen)	10	60	60	60	50
営業実績	Operating Results					
営業貸付金残高	Loans Outstanding	591,630	702,445	837,981	1,001,080	1,159,734
無担保ローン	Unsecured Loans	527,306	603,662	690,704	809,361	921,891
有担保ローン	Secured Loans	64,286	95,128	137,755	181,428	225,644
事業者ローン	Small Business Loans	37	3,654	9,522	10,289	12,198
口座数(口座)	Number of Customer Accounts	1,530,094	1,706,030	1,822,261	1,975,068	2,121,446
無担保ローン(口座)	Unsecured Loans	1,509,660	1,674,173	1,776,319	1,917,016	2,050,299
有担保ローン(口座)	Secured Loans	20,397	29,272	38,877	49,968	60,976
事業者ローン(口座)	Small Business Loans	37	2,585	7,065	8,084	10,171
その他のデータ	Other Data					
期末発行済株式数(千株)	Number of Shares Outstanding at the Fiscal Year-end (Thousands of Shares)	15,621	42,752	46,752	56,103	84,876
店舗数(店)	Number of Branches	654	807	1,009	1,311	1,529
従業員数(人)	Number of Employees	2,521	2,731	3,141	3,263	3,477

財務ハイライト

■営業収益及び営業費用

Operating Revenue and Expenses


(百万円/Millions of Yen)
営業収益
Operating Revenue
営業費用
Operating Expenses
300,000
240,000
180,000
120,000
60,000
0
'97/3 '98/3 '99/3 '00/3 '01/3

(百万円/Millions of Yen)

Fiscal Year to:	1997/3	1998/3	1999/3	2000/3	2001/3
営業収益 Operating Revenue	149,338	179,394	204,957	238,532	270,827
増減率(%) YOY (%)	22.9	20.1	14.2	16.4	13.5
営業費用 Operating Expenses	98,692	121,458	133,059	151,095	167,507
増減率(%) YOY (%)	9.2	23.1	9.6	13.6	10.9

■営業利益

Operating Income


(百万円/Millions of Yen)
(%)
営業利益
Operating Income
営業収益営業利益率
Ratio of Operating Income to Operating Revenue
120,000
100,000
80,000
60,000
40,000
20,000
0
50
40
30
20
40
0
'97/3 '98/3 '99/3 '00/3 '01/3

(百万円/Millions of Yen)

Fiscal Year to:	1997/3	1998/3	1999/3	2000/3	2001/3
営業利益 Operating Income	50,646	57,936	71,897	87,437	103,319
増減率(%) YOY (%)	62.8	14.4	24.1	21.6	18.2
営業収益営業利益率(%) Ratio of Operating Income to Operating Revenue (%)	33.9	32.3	35.1	36.7	38.1

■経常利益

Ordinary Income


(百万円/Millions of Yen)
(%)
経常利益
Ordinary Income
営業収益経常利益率
Ratio of Ordinary Income to Operating Revenue
120,000
100,000
80,000
60,000
40,000
20,000
0
50
40
30
20
10
0
'97/3 '98/3 '99/3 '00/3 '01/3

(百万円/Millions of Yen)

Fiscal Year to:	1997/3	1998/3	1999/3	2000/3	2001/3
経常利益 Ordinary Income	49,657	55,894	68,843	85,009	103,372
増減率(%) YOY (%)	66.3	12.6	23.2	23.5	21.6
営業収益経常利益率(%) Ratio of Ordinary Income to Operating Revenue (%)	33.3	31.2	33.6	35.6	38.2

■当期純利益

Net Income


(百万円/Millions of Yen)
(%)
当期純利益
Net Income
営業収益当期純利益率
Ratio of Net Income to Operating Revenue
50,000
40,000
30,000
20,000
10,000
0
25
20
15
10
5
0
'97/3 '98/3 '99/3 '00/3 '01/3

(百万円/Millions of Yen)

Fiscal Year to:	1997/3	1998/3	1999/3	2000/3	2001/3
当期純利益 Net Income	22,805	25,003	28,448	44,104	48,512
増減率(%) YOY (%)	126.1	9.6	13.8	55.0	10.0
営業収益当期純利益率(%) Ratio of Net Income to Operating Revenue (%)	15.3	13.9	13.9	18.5	17.9

■総資産
Total Assets



(百万円/Millions of Yen)
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
'97/3 '98/3 '99/3 '00/3 '01/3

(百万円/Millions of Yen)

Fiscal Year to:	1997/3	1998/3	1999/3	2000/3	2001/3
総資産 Total Assets	724,313	876,726	996,523	1,182,468	1,586,409
流動資産 Current Assets	638,842	781,577	898,800	1,072,443	1,239,217
固定資産 Fixed Assets	85,471	95,148	97,426	109,503	345,880
流動負債 Current Liabilities	286,215	398,646	345,716	355,008	421,894
流動比率(%) Current Ratio (%)	223.2	196.1	260.0	302.1	293.7
固定比率(%) Fixed Asset Ratio (%)	91.9	65.1	47.8	43.3	114.3

■流動・固定比率
Current / Fixed Assets Ratio



(%)
流動比率
Current Ratio
固定比率
Fixed Assets Ratio
350
300
250
200
150
100
50
0
'97/3 '98/3 '99/3 '00/3 '01/3

注：流動比率＝流動資産(期末)÷流動負債(期末)
固定比率＝固定資産(期末)÷株主資本(期末)

Note: Current Ratio = Current Assets (fiscal year-end)/Current Liabilities (fiscal year-end)
Fixed Assets Ratio = Fixed Assets (fiscal year-end)/Shareholders' Equity (fiscal year-end)

■株主資本
Shareholders' Equity



株主資本
Shareholders' Equity
株主資本比率
Shareholders' Equity Ratio
(百万円/Millions of Yen)
(%)
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
30
25
20
15
10
5
0
'97/3 '98/3 '99/3 '00/3 '01/3

(百万円/Millions of Yen)

Fiscal Year to:	1997/3	1998/3	1999/3	2000/3	2001/3
株主資本 Shareholders' Equity	93,054	146,255	203,748	252,902	302,601
株主資本比率(%) Shareholders' Equity Ratio (%)	12.8	16.7	20.4	21.4	19.1
株主資本当期純利益率(%) ROE (%)	28.8	20.9	16.3	19.3	17.5
総資本当期純利益率(%) ROA (%)	3.5	3.1	3.0	4.0	3.5

■ROE及びROA
ROE and ROA



株主資本当期純利益率
ROE
(左／Left Scale)
総資本当期純利益率
ROA
(右／Right Scale)
(%)
(%)
30
25
20
15
10
5
0
6
5
4
3
2
1
0
'97/3 '98/3 '99/3 '00/3 '01/3

注：株主資本当期純利益率＝当期純利益÷株主資本(期中平均)
総資本当期純利益率＝当期純利益÷総資産(期中平均)

Note: ROE = Net Income/Shareholders' Equity (average for the fiscal year)
ROA = Net Income/Total Assets (average for the fiscal year)

■営業貸付金残高

Loans Outstanding


(百万円/Millions of Yen)
無担保ローン
Unsecured Loans
有担保ローン
Secured Loans
事業者ローン
Small Business Loans
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
'97/3 '98/3 '99/3 '00/3 '01/3

(百万円/Millions of Yen)

Fiscal Year to:	1997/3	1998/3	1999/3	2000/3	2001/3
営業貸付金残高 Loans Outstanding	591,630	702,445	837,981	1,001,080	1,159,734
増減率(%) YOY (%)	27.1	18.7	19.3	19.5	15.8
無担保ローン Unsecured Loans	527,306	603,662	690,704	809,361	921,891
有担保ローン Secured Loans	64,286	95,128	137,755	181,428	225,644
事業者ローン Small Business Loans	37	3,654	9,552	10,289	12,198

■口座数

Number of Customer Accounts


(口座)
無担保ローン
Unsecured Loans
有担保ローン
Secured Loans
事業者ローン
Small Business Loans
2,400,000
2,000,000
1,600,000
1,200,000
800,000
400,000
0
'97/3 '98/3 '99/3 '00/3 '01/3

(口座)

Fiscal Year to:	1997/3	1998/3	1999/3	2000/3	2001/3
口座数 Number of Customer Accounts	1,530,094	1,706,030	1,822,261	1,975,068	2,121,446
増減率(%) YOY (%)	25.7	11.5	6.8	8.4	7.4
無担保ローン Unsecured Loans	1,509,660	1,674,173	1,776,319	1,917,016	2,050,299
有担保ローン Secured Loans	20,397	29,272	38,877	49,968	60,976
事業者ローン Small Business Loans	37	2,585	7,065	8,084	10,171

■1口座平均単価

Loans Outstanding per Account


(千円/Thousands of Yen)
無担保ローン
Unsecured Loans
有担保ローン
Secured Loans
事業者ローン
Small Business Loans
4,000
3,000
2,000
1,000
0
'97/3 '98/3 '99/3 '00/3 '01/3

(千円/Thousands of Yen)

Fiscal Year to:	1997/3	1998/3	1999/3	2000/3	2001/3
1口座平均単価 Loans Outstanding per Account	386	411	459	506	546
無担保ローン Unsecured Loans	349	360	388	422	449
有担保ローン Secured Loans	3,151	3,249	3,543	3,630	3,700
事業者ローン Small Business Loans	1,022	1,413	1,347	1,272	1,199

■新規獲得件数

Number of New Accounts


(件)
500,000
400,000
300,000
200,000
100,000
0
'98/3
'99/3
'00/3
'01/3
無担保ローン
Unsecured Loans
有担保ローン
Secured Loans
事業者ローン
Small Business Loans

(件)

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3
申込件数 Number of Accounts				
無担保ローン Unsecured Loans	560,379	526,705	562,081	620,206
有担保ローン Secured Loans	22,270	25,657	30,432	32,397
事業者ローン Small Business Loans	5,725	16,089	15,730	13,436
新規獲得件数 Number of New Accounts				
無担保ローン Unsecured Loans	437,092	406,567	425,142	453,437
有担保ローン Secured Loans	14,656	16,950	20,523	22,403
事業者ローン Small Business Loans	2,646	5,697	3,406	4,063
成約率(%) Acceptance Ratio (%)				
無担保ローン Unsecured Loans	78.0	77.2	75.6	73.1
有担保ローン Secured Loans	65.8	66.1	67.4	69.2
事業者ローン Small Business Loans	46.2	35.4	21.7	30.2

注：営業店保有口座ベース
Note: Based on Accounts Managed by Branches

■貸付金利

Loan Interest Rates


(%)
40
30
20
10
0
'98/3
'99/3
'00/3
'01/3
無担保ローン
Unsecured Loans
有担保ローン
Secured Loans
事業者ローン
Small Business Loans

(%)

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3
実質平均利回り Average Interest Rates for the Fiscal Year	26.5	25.5	25.0	24.3
無担保ローン Unsecured Loans	27.9	27.0	26.6	26.0
有担保ローン Secured Loans	17.2	17.0	17.2	17.2
事業者ローン Small Business Loans	12.6	28.3	30.6	25.7

注：実質平均利回り＝営業貸付金利息÷期中平均営業貸付金残高
Note: Average Interest Rates for the Fiscal Year = Interest Income on Loans / Average Loans Outstanding

■店舗数

Number of Branches


(店)
1,600
1,200
800
400
0
'97/3 '98/3 '99/3 '00/3 '01/3
有人店
Staffed Branches
無人店
Unstaffed Branches
自動契約受付機台数
Unmanned
Loan-contracting Machines

Fiscal Year to:	1997/3	1998/3	1999/3	2000/3	(店) 2001/3
店舗数 Number of Branches	654	807	1,009	1,311	1,529
有人店 Staffed Branches	470	451	540	534	536
無人店 Unstaffed Branches	182	352	465	773	987
有担保専門店 (ハートプラザ店) Dedicated Branches for Secured Loans (Heart Plaza)	2	4	4	4	4
その他※ Other	-	-	-	-	2
自動契約受付機台数(台) Number of Ojidosan Unmanned Loan-contracting Machines	647	800	1,002	1,305	1,522

※個品割賦・eきゃっシング店舗
Branches for per-item shopping loans and web-cashing

■ＡＴＭ／提携ＣＤ台数

Number of AIFUL ATMs and Tie-up CDs


(台)
24,000
20,000
16,000
12,000
8,000
4,000
0
'97/3 '98/3 '99/3 '00/3 '01/3
自社ＡＴＭ台数
Number of AIFUL ATMs
提携ＣＤ台数
Number of Tie-up CDs

Fiscal Year to:	1997/3	1998/3	1999/3	2000/3	(台) 2001/3
自社ＡＴＭ台数 Number of AIFUL ATMs	757	904	1,132	1,437	1,646
提携ＣＤ台数 Number of Tie-up CDs	7,925	9,263	12,986	15,194	20,375
合計 Total	8,682	10,167	14,118	16,631	22,021

■エリア別店舗数

Number of Branches by Area


北海道
Hokkaido
東北
Tohoku
関東・甲信越
Kanto, Koshin-Etsu
東海・北陸
Tokai, Hokuriku
近畿
Kinki
中国・四国
Chugoku, Shikoku
九州・沖縄
Kyushu, Okinawa

Fiscal Year to:	1997/3	1998/3	1999/3	2000/3	(店) 2001/3
北海道 Hokkaido	31	42	51	59	62
東北 Tohoku	44	67	92	113	121
関東・甲信越 Kanto, Koshin-Etsu	220	266	327	454	574
東海・北陸 Tokai, Hokuriku	91	116	141	179	214
近畿 Kinki	117	131	169	220	240
中国・四国 Chugoku, Shikoku	62	77	101	127	140
九州・沖縄 Kyushu, Okinawa	89	108	128	159	178
合計 Total	654	807	1,009	1,311	1,529

■都道府県別店舗数

Branch Network

	有人店舗 Staffed			無人店舗 Unstaffed		
	1999/3	2000/3	2001/3	1999/3	2000/3	2001/3
北海道 / Hokkaido Pref.	28	27	27	23	32	35
青森県 / Aomori Pref.	9	9	8	5	7	9
岩手県 / Iwate Pref.	5	5	5	8	13	14
宮城県 / Miyagi Pref.	13	13	13	10	14	18
秋田県 / Akita Pref.	5	5	5	6	9	9
山形県 / Yamagata Pref.	4	4	4	6	8	8
福島県 / Fukushima Pref.	10	10	10	11	16	18
茨城県 / Ibaraki Pref.	8	9	10	16	28	36
栃木県 / Tochigi Pref.	7	7	7	9	12	17
群馬県 / Gunma Pref.	8	7	7	9	15	23
埼玉県 / Saitama Pref.	21	21	20	20	37	58
千葉県 / Chiba Pref.	21	19	20	17	47	63
東京都 / Tokyo Met.	67	68	69	38	56	72
神奈川県 / Kanagawa Pref.	24	24	23	24	49	78
新潟県 / Niigata Pref.	6	6	7	13	22	28
富山県 / Toyama Pref.	3	3	3	5	6	10
石川県 / Ishikawa Pref.	6	6	5	4	5	8
福井県 / Fukui Pref.	4	3	3	3	6	10
山梨県 / Yamanashi Pref.	3	3	3	3	5	7
長野県 / Nagano Pref.	9	8	8	4	11	18
岐阜県 / Gifu Pref.	7	7	7	10	13	19
静岡県 / Shizuoka Pref.	11	11	11	14	22	30
愛知県 / Aichi Pref.	28	27	26	32	51	61
三重県 / Mie Pref.	6	6	5	8	13	16
滋賀県 / Shiga Pref.	5	5	4	9	10	11
京都府 / Kyoto Pref.	14	14	16	11	18	18
大阪府 / Osaka Pref.	42	43	42	31	59	68
兵庫県 / Hyogo Pref.	19	19	19	20	30	41
奈良県 / Nara Pref.	4	4	4	4	7	7
和歌山県 / Wakayama Pref.	4	4	4	6	7	6
鳥取県 / Tottori Pref.	4	4	4	1	3	4
島根県 / Shimane Pref.	3	3	3	3	3	3
岡山県 / Okayama Pref.	7	7	7	9	12	12
広島県 / Hiroshima Pref.	15	15	15	13	20	19
山口県 / Yamaguchi Pref.	7	7	8	5	9	11
徳島県 / Tokushima Pref.	3	3	3	4	6	8
香川県 / Kagawa Pref.	7	5	5	3	5	7
愛媛県 / Ehime Pref.	6	5	6	4	8	10
高知県 / Kochi Pref.	3	2	3	4	10	12
福岡県 / Fukuoka Pref.	25	25	27	20	33	37
佐賀県 / Saga Pref.	6	6	6	3	5	5
長崎県 / Nagasaki Pref.	10	11	11	4	6	7
熊本県 / Kumamoto Pref.	11	11	11	4	9	12
大分県 / Oita Pref.	7	7	6	5	5	7
宮崎県 / Miyazaki Pref.	7	7	7	2	4	6
鹿児島県 / Kagoshima Pref.	9	10	12	2	6	9
沖縄県 / Okinawa Pref.	13	13	13	0	1	2
合計 / Total	544	538	542	465	773	987

■設備投資

Systems & Equipment Investment

（百万円/Millions of Yen）

Fiscal Year to:	1997/3	1998/3	1999/3	2000/3	2001/3
リース Leases	7,158	6,106	4,713	6,748	3,648
購入 Purchases	5,320	7,685	4,565	4,186	4,848
減価償却費 Depreciation	3,062	3,075	3,152	3,021	4,201

■男女別口座割合

Share of Accounts by Gender


男性
Male
女性
Female

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3 (%)
男性 Male	68.3	68.5	68.6	68.4
女性 Female	31.7	31.5	31.4	31.6

■年齢別口座割合

Share of Accounts by Age Group


20歳以上30歳未満
Age 20-29
30歳以上40歳未満
Age 30-39
40歳以上50歳未満
Age 40-49
50歳以上
Age 50-

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3 (%)
20歳以上30歳未満 Age 20-29	29.0	28.8	28.5	28.0
30歳以上40歳未満 Age 30-39	24.7	25.1	25.3	25.8
40歳以上50歳未満 Age 40-49	23.5	22.3	21.2	20.4
50歳以上 Age 50-	22.8	23.8	25.0	25.7

■保険別口座割合

Share of Accounts by Type of Health Insurance


会社員（社会保険）
Employee (Social Insurance)
会社員（国民健康保険）
Employee (National Health Insurance)
自営業者他
Other

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3 (%)
会社員（社会保険） Employee (Social Insurance)	61.0	59.2	57.4	55.5
会社員（国民健康保険） Employee (National Health Insurance)	39.0	25.8	27.9	30.0
自営業者他 Other	-	15.0	14.7	14.4

■年収別口座割合

Share of Accounts by Annual Income


200万円未満
Less than ¥2,000,000
200万円以上300万円未満
¥2,000,000 - ¥3,000,000
300万円以上400万円未満
¥3,000,000 - ¥4,000,000
400万円以上500万円未満
¥4,000,000 - ¥5,000,000
500万円以上
¥5,000,000 or More

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3 (%)
200万円未満 Less than ¥2,000,000	9.6	10.6	10.6	11.2
200万円以上300万円未満 ¥2,000,000 or More but Less Than ¥3,000,000	17.4	17.3	17.0	17.2
300万円以上400万円未満 ¥3,000,000 or More but Less Than ¥4,000,000	29.1	26.9	24.0	24.4
400万円以上500万円未満 ¥4,000,000 or More but Less Than ¥5,000,000	13.3	14.8	18.0	17.5
500万円以上 ¥5,000,000 or More	30.6	30.3	30.4	29.7

■勤続年数別口座割合

Share of Accounts by Length of Employment



1年未満
Under 1 Year
1年～3年未満
1 - 3 Years
3年～5年未満
3 - 5 Years
5年～10年未満
5 - 10 Years
10年以上
10 Years and Over

(%)

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3
1年未満 Under 1 Year	13.4	13.3	5.7	5.7
1年～3年未満 1-under 3 Years	20.0	20.2	16.8	16.6
3年～5年未満 3-under 5 Years	13.9	13.9	14.9	15.0
5年～10年未満 5-under 10 Years	22.3	22.6	25.1	24.8
10年以上 10 Years and Over	30.4	30.1	37.5	38.0

注：1998/3期、1999/3期は貸付時点でのデータ、
2000/3期、2001/3月期は期末時点でのデータとなっております。

Note: The data for the fiscal years to March 1998 and March 1999 is that as of the respective loans issuance dates.
The data for the fiscal years to March 2000 and March 2001 is that as of the end of the period.

■居住年数別口座割合

Share of Accounts by Number of Years at Current Residence



1年未満
Under 1 Year
1年～3年未満
1 - 3 Years
3年～5年未満
3 - 5 Years
5年～10年未満
5 - 10 Years
10年以上
10 Years and Over

(%)

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3
1年未満 Under 1 Year	8.7	8.3	3.2	3.1
1年～3年未満 1-under 3 Years	15.1	15.0	11.3	11.1
3年～5年未満 3-under 5 Years	11.4	11.7	11.9	11.6
5年～10年未満 5-under 10 Years	19.9	20.0	21.3	21.6
10年以上 10 Years and Over	44.9	45.1	52.3	52.6

注：1998/3期、1999/3期は貸付時点でのデータ、
2000/3期、2001/3月期は期末時点でのデータとなっております。

Note: The data for the fiscal years to March 1998 and March 1999 is that as of the respective loans issuance dates.
The data for the fiscal years to March 1998 and March 1999 is that as of the end of the period.

■貸付金額別口座割合

Share of Accounts by Loans Outstanding



10万円未満
Less than ¥100,000
10万円以上20万円未満
¥100,000 - ¥200,000
20万円以上30万円未満
¥200,000 - ¥300,000
30万円以上40万円未満
¥300,000 - ¥400,000
40万円以上50万円未満
¥400,000 - ¥500,000
50万円以上
¥500,000 or More

(%)

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3
10万円未満 Less than ¥100,000	15.4	12.6	9.4	8.8
10万円以上20万円未満 ¥100,000 or More but Less Than ¥200,000	15.0	11.8	12.1	12.1
20万円以上30万円未満 ¥200,000 or More but Less Than ¥300,000	9.3	11.7	11.2	11.2
30万円以上40万円未満 ¥300,000 or More but Less Than ¥400,000	12.5	12.4	13.1	13.1
40万円以上50万円未満 ¥400,000 or More but Less Than ¥500,000	37.8	40.3	40.9	39.7
50万円以上 ¥500,000 or More	10.0	11.1	13.4	15.2

有担保ローン顧客属性 (営業店保有口座ベース/Based on Accounts Managed by Branches)

■男女別口座割合

Share of Accounts by Gender



男性
Male
女性
Female

Fiscal Year to:	1999/3	2000/3	(%) 2001/3
男性 Male	78.5	78.3	78.5
女性 Female	21.5	21.7	21.5

■年齢別口座割合

Share of Accounts by Age Group



20歳以上30歳未満
Age 20-29
30歳以上40歳未満
Age 30-39
40歳以上50歳未満
Age 40-49
50歳以上
Age 50-

Fiscal Year to:	1999/3	2000/3	(%) 2001/3
20歳以上30歳未満 Age 20-29	2.6	1.9	2.0
30歳以上40歳未満 Age 30-39	14.1	12.2	12.1
40歳以上50歳未満 Age 40-49	33.8	28.8	27.2
50歳以上 Age 50-	49.5	57.1	58.7

■保険別口座割合

Share of Accounts by Type of Health Insurance



社会保険
Social Insurance
国民健康保険
National Health Insurance

Fiscal Year to:	1999/3	2000/3	(%) 2001/3
社会保険 Social Insurance	56.8	56.0	54.2
国民健康保険 National Health Insurance	43.2	44.0	45.8

■貸付金額別口座割合

Share of Accounts by Loans Outstanding



100万円未満
Less than ¥1,000,000
100万円以上500万円未満
¥1,000,000 - ¥5,000,000
500万円以上1000万円未満
¥5,000,000 - ¥10,000,000
1000万円以上5000万円未満
¥10,000,000 - ¥50,000,000
5000万円以上1億円未満
¥50,000,000 - ¥100,000,000
1億円以上
¥100,000,000 or More

Fiscal Year to:	1999/3	2000/3	(%) 2001/3
100万円未満 Less than ¥1,000,000	7.4	7.7	5.9
100万円以上500万円未満 ¥1,000,000 or More but Less Than ¥5,000,000	79.1	79.7	80.1
500万円以上1000万円未満 ¥5,000,000 or More but Less Than ¥10,000,000	9.5	9.6	11.2
1000万円以上5000万円未満 ¥10,000,000 or More but Less Than ¥50,000,000	4.0	3.0	2.7
5000万円以上1億円未満 ¥50,000,000 or More but Less Than ¥100,000,000	0.0	0.0	0.0
1億円以上 ¥100,000,000 or More	0.0	0.0	0.0

■男女別口座割合

Share of Accounts by Gender


男性
Male
女性
Female

Fiscal Year to:	1999/3	2000/3	(%) 2001/3
男性 Male	81.9	81.1	81.8
女性 Female	18.1	18.9	18.2

■年齢別口座割合

Share of Accounts by Age Group


20歳以上30歳未満
Age 20-29
30歳以上40歳未満
Age 30-39
40歳以上50歳未満
Age 40-49
50歳以上
Age 50-

Fiscal Year to:	1999/3	2000/3	(%) 2001/3
20歳以上30歳未満 Age 20-29	5.9	5.4	4.9
30歳以上40歳未満 Age 30-39	18.4	18.6	19.8
40歳以上50歳未満 Age 40-49	29.9	28.6	27.2
50歳以上 Age 50-	45.8	47.4	48.0

■保険別口座割合

Share of Accounts by Type of Health Insurance


社会保険
Social Insurance
国民健康保険
National Health Insurance

Fiscal Year to:	1999/3	2000/3	(%) 2001/3
社会保険 Social Insurance	2.1	1.8	1.5
国民健康保険 National Health Insurance	97.9	98.2	98.5

■貸付金額別口座割合

Share of Accounts by Loans Outstanding


100万円未満
Less than ¥1,000,000
100万円以上200万円未満
¥1,000,000 - ¥2,000,000
200万円以上
¥2,000,000 or More

Fiscal Year to:	1999/3	2000/3	(%) 2001/3
100万円未満 Less than ¥1,000,000	36.8	44.5	46.2
100万円以上200万円未満 ¥1,000,000 or More but Less Than ¥2,000,000	57.8	54.2	51.6
200万円以上 ¥2,000,000 or More	5.4	1.3	2.2

■貸倒償却額・貸倒償却率

Bad Debt Write-offs


(百万円/Millions of Yen)
(%)
貸倒償却額
Bad Debt Write-offs
貸倒償却率
Ratio of Bad Debt Write-offs
500,000
400,000
300,000
200,000
100,000
0
6
5
4
3
2
1
0
'98/3
'99/3
'00/3
'01/3

(百万円/Millions of Yen)

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3
営業貸付金残高 Total Amount of Loans Outstanding	702,445	837,981	1,001,080	1,159,734
貸倒償却額 Bad Debt Write-offs	18,151	26,496	30,970	40,793
無担保ローン Unsecured Loans	17,241	25,786	29,380	37,944
有担保ローン Secured Loans	909	708	1,341	2,399
事業者ローン Small Business Loans	-	1	247	449
貸倒償却率(%) Ratio of Bad Debt Write-offs (%)	2.58	3.16	3.09	3.52
無担保ローン(%) Unsecured Loans (%)	2.86	3.73	3.63	4.12
有担保ローン(%) Secured Loans (%)	0.96	0.51	0.74	1.06
事業者ローン(%) Small Business Loans (%)	-	0.02	2.41	3.68

注：貸倒償却率＝貸倒償却額÷期末営業貸付金残高
Note: Ratio of Bad Debt Write-offs = Bad Debt Write-offs / Balance of Loans

■債権管理フローチャート

Management Procedure of Delinquent Loans

延滞債権/Delinquent Loans

正常債権 Ordinary Loans	管理債権 Overdue Loans	解約債権 Defaulted Loans	管理センター移管 Transfer to Collection Center	償却債権 Write offs
前回入金日/Last Payment	入金予定日/Due Date 32日後/32 days	64日後/64 days	184日後/184 days	365日後/365 days

前回入金日より From Last Payment	債権種別 Category	所管 Management	債権内容 Details	回収手法 Method of Collection
0 - 31 days	正常債権 Ordinary Loans	店舗 Branch	返済期日到来前の債権 Before due date	−
32 - 63 days	管理債権 Overdue Loans	〃	入金があれば正常債権となる債権 Restorable to Ordinary Loans by repayment	電話、書面、訪問 Phone Call, Written Notice, Visit
64 - 183 days	解約債権 Defaulted Loans	〃	入金があっても正常債権にならない債権 Defaulted Loans (to be rescheduled, restructured etc.) AIFUL does not provide loans to borrowers who have once defaulted	電話、書面、訪問、法的回収 Phone Call, Written Notice, Visit and Legal Collection Procedure by Attachment, Auction, etc.
184 - days	〃	管理センター Collection Center	〃	〃

償却要因別 Reasons for Write Off	償却時期 Timing of Write off
破産 Bankruptcy	即時償却 Immediately
所在不明等 No Contact	6ヶ月後償却 After 6 Months
その他 Other	12ヶ月後償却 After 12 Months

■貸倒引当金

Allowance for Bad Debts



無税引当金
Untaxable
有税引当金
Taxable
(百万円/Millions of Yen)
80,000
60,000
40,000
20,000
0
'98/3
'99/3
'00/3
'01/3

(百万円/Millions of Yen)

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3
貸倒引当金 Allowance for Bad Debts	41,328	48,009	56,720	60,943
無税引当金 Untaxable	33,748	35,803	41,615	46,232
有税引当金 Taxable	7,579	12,205	15,104	14,710
流動資産 Current Assets	22,115	29,061	37,625	45,115
固定資産 Fixed Assets	19,213	18,948	19,094	15,828

■無担保ローン貸倒償却要因

Breakdown of Write-offs (accounts) by Reason



破産
Bankruptcy
所在不明等
Unable to Contact
その他
Other
(%)
100
80
60
40
20
0
'98/3
'99/3
'00/3
'01/3

(%)

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3
破産 Bankruptcy	37.3	41.9	40.8	40.5
所在不明等 Unable to Contact	43.8	35.2	37.6	33.7
その他 Other	18.9	22.9	21.6	25.8

■長期・短期別調達金額

Short- and Long-term Borrowings


(百万円/Millions of Yen)
短期借入金
Short-term Borrowings
長期借入金
Long-term Borrowings
800,000
600,000
400,000
200,000
0
'97/3
'98/3
'99/3
'00/3
'01/3

(百万円/Millions of Yen)

Fiscal Year to:	1997/3	1998/3	1999/3	2000/3	2001/3
借入金 Borrowings	597,510	668,504	652,674	707,668	791,674
短期借入金 Short-term Borrowings	39,547	68,000	28,900	13,700	17,500
長期借入金 Long-term Borrowings	557,962	600,504	623,774	693,968	774,174
コマーシャルペーパー Commercial Paper (CP)	-	30,000	30,000	15,000	15,000
社債 Straight Bond (SB)	-	-	80,500	169,500	377,500
その他 Other	-	-	-	-	35,000
貸付金に対する調達残高(%) Ratio of Borrowings (Including CP, SB) to Loans Outstanding (%)	101.0	99.4	91.1	89.1	105.1

■形態別調達金額

Amount of Borrowings by Type of Lender


(百万円/Millions of Yen)
都市銀行
City Banks
長期信用銀行
Long-term Credit Banks
信託銀行
Trust Banks
地方銀行
Regional Banks
生命保険会社
Life Insurance Companies
損害保険会社
Non-Life Insurance Companies
外国銀行
Non-Japanese Banks
シンジケートローン
Syndicated Loans
県信連等
Credit Associations
その他
Other
800,000
600,000
400,000
200,000
0
'97/3
'98/3
'99/3
'00/3
'01/3

(百万円/Millions of Yen)

Fiscal Year to:	1997/3	1998/3	1999/3	2000/3	2001/3
都市銀行 City Banks	7,432	6,808	4,197	3,930	6,004
長期信用銀行 Long-term Credit Banks	49,138	53,141	59,340	59,290	59,290
信託銀行 Trust Banks	68,179	68,093	80,143	117,053	137,467
地方銀行 Regional Banks	80,692	77,503	80,923	90,323	124,962
生命保険会社 Life Insurance Companies	162,762	163,946	174,549	174,003	166,113
損害保険会社 Non-Life Insurance Companies	77,917	80,707	78,697	75,991	64,700
外国銀行 Non-Japanese Banks	12,000	11,000	20,500	64,967	76,766
シンジケートローン Syndicated Loans	23,000	58,400	39,740	30,580	79,500
県信連等 Credit Associations	2,670	1,960	4,780	13,911	17,120
その他 Other	113,718	146,943	109,803	77,618	59,749

■借入金利

Average Rate of Borrowings



期中平均調達金利
Average Rate of Borrowings for the Year
直接調達
Direct Funding
間接調達
Indirect Funding
(%)
4.0
3.0
2.0
1.0
0
'98/3
'99/3
'00/3
'01/3

(%)

Fiscal Year to:	1998/3	1999/3	2000/3	2001/3
固定金利借入比率 Ratio of Fixed Rate Borrowings to Total Borrowings	26.4	42.3	49.7	49.7
実質固定金利借入比率 Ratio of Borrowings at Fixed Ratio	55.8	68.5	71.8	65.8
期中平均調達金利 Average Rate of Borrowings for the Year	2.9	3.0	2.8	2.5
直接調達 Direct Funding	1.6	2.0	2.3	2.1
間接調達 Indirect Funding	2.9	3.2	2.9	2.6

注：実質固定金利借入比率＝(固定＋キャップ＋スワップ)÷借入金
Note: Ratio of Borrowings at Fixed Ratio = (Fixed + Cap + Swap) / Borrowings

注：CP、社債を含む
Note: Including CP and SB

■社債発行履歴

History of Bond Issuance

ローンチ Issue Date	期間 Term		発行総額 Amount	利率 Coupon	格付 Rating
1998年9月 September, 1998	3年 3 Years	第1回無担保普通社債 1st Straight Bond	60億円 ¥6.0 billion	2.600%	A- (R&I)
1998年7月 July, 1998	5年 5 Years	2003年満期ユーロ円債 Euroyen Straight Bond	95億円 ¥9.5 billion	3.650%	–
1998年12月 December, 1998	2年 2 Years	第2回無担保普通社債 2nd Straight Bond	300億円 ¥30.0 billion	2.000%	A- (R&I)
1999年1月 January, 1999	3年 3 Years	第3回無担保普通社債 3rd Straight Bond	300億円 ¥30.0 billion	2.350%	A- (R&I)
1999年2月 February, 1999	4年 4 Years	第4回無担保普通社債 4th Straight Bond	50億円 ¥5.0 billion	3.200%	A- (R&I)
1999年4月 April, 1999	3年 3 Years	第5回無担保普通社債 5th Straight Bond	100億円 ¥10.0 billion	2.425%	A- (R&I)
1999年5月 May, 1999	7年 7 Years	2006年満期ユーロ円債 Euroyen Straight Bond	150億円 ¥15.0 billion	※1.8775%	–
1999年7月 July, 1999	5年 5 Years	第6回無担保普通社債 6th Straight Bond	100億円 ¥10.0 billion	2.530%	A- (R&I)
1999年9月 September, 1999	7年 7 Years	第7回無担保普通社債 7th Straight Bond	150億円 ¥15.0 billion	3.270%	A- (R&I)
1999年11月 November, 1999	10年 10 Years	第8回無担保普通社債 8th Straight Bond	80億円 ¥8.0 billion	3.280%	A- (R&I)
1999年12月 December, 1999	3年 3 Years	EURO MEDIUM TERM NOTE PROGRAMME SERIES NUMBER 1	30億円 ¥3.0 billion	1.730%	Baa2 (Moody's) A- (R&I)
1999年12月 December, 1999	3年 3 Years	EURO MEDIUM TERM NOTE PROGRAMME SERIES NUMBER 2	30億円 ¥3.0 billion	※0.7575%	Baa2 (Moody's) A- (R&I)
1999年12月 December, 1999	5年 5 Years	第9回無担保普通社債 9th Straight Bond	150億円 ¥15.0 billion	2.090%	A- (R&I)
2000年2月 February, 2000	10年 10 Years	第10回無担保普通社債 10th Straight Bond	100億円 ¥10.0 billion	3.000%	A- (R&I)
2000年4月 April, 2000	7年 7 Years	第11回無担保普通社債 11th Straight Bond	200億円 ¥20.0 billion	2.510%	A- (R&I)
2000年6月 June, 2000	10年 10 Years	第12回無担保普通社債 12th Straight Bond	100億円 ¥10.0 billion	2.930%	A+ (JCR) A- (R&I)
2000年8月 August, 2000	5年 5 Years	第13回無担保普通社債 13th Straight Bond	100億円 ¥10.0 billion	1.860%	A+ (JCR) A- (R&I)
2000年9月 September, 2000	3年 3 Years	第14回無担保普通社債 14th Straight Bond	100億円 ¥10.0 billion	1.730%	A+ (JCR) A- (R&I)
2000年12月 December, 2000	3年 3 Years	第15回無担保普通社債 15th Straight Bond	100億円 ¥10.0 billion	2.000%	A+ (JCR) A- (R&I)
2000年12月 December, 2000	4年 4 Years	第16回無担保普通社債 16th Straight Bond	100億円 ¥10.0 billion	2.300%	A+ (JCR) A- (R&I)
2000年12月 December, 2000	4年 4 Years	第17回無担保普通社債 17th Straight Bond	350億円 ¥35.0 billion	2.300%	A+ (JCR) A- (R&I)
2001年1月 Janualy, 2001	3年 3 Years	第18回無担保普通社債 18th Straight Bond	100億円 ¥10.0 billion	2.000%	A+ (JCR) A- (R&I)
2001年1月 Janualy, 2001	3年 3 Years	第19回無担保普通社債 19th Straight Bond	350億円 ¥35.0 billion	2.000%	A+ (JCR) A- (R&I)
2001年3月 March, 2001	2年 2 Years	第20回無担保普通社債 20th Straight Bond	500億円 ¥50.0 billion	1.500%	A+ (JCR) A- (R&I)
2001年3月 March, 2001	3.5年 3.5 Years	第21回無担保普通社債 21st Straight Bond	100億円 ¥10.0 billion	2.000%	A+ (JCR) A- (R&I)
2001年3月 March, 2001	3.5年 3.5 Years	第22回無担保普通社債 22nd Straight Bond	100億円 ¥10.0 billion	2.000%	A+ (JCR) A- (R&I)

※変動金利 (2001年3月31日現在)
Floating Rate

■1株当り指標

Per Share Data


一株当り当期純利益
EPS
(円/Yen)
2,000
1,500
1,000
500
0
'97/3 '98/3 '99/3 '00/3 '01/3


1株当り配当金
Cash Dividends per Share
配当性向
Payout Ratio
(円/Yen)
(%)
80
60
40
20
0
12
9
6
3
0
'97/3 '98/3 '99/3 '00/3 '01/3

Fiscal Year to:	1997/3	1998/3	1999/3	2000/3	2001/3
一株当り当期純利益(円) EPS (Yen)	1,548	601	610	786	572
一株当り株主資本(円) BPS (Yen)	5,957	3,420	4,358	4,507	3,565
一株当り配当金(円) Cash Dividends per Share (Yen)	10	60	60	60	50
配当性向(%) Payout Ratio (%)	0.6	10.3	9.9	7.6	8.7
期中平均発行済株式数(千株) Average Number of Shares Outstanding for the Fiscal Year (Thousands of Shares)	14,729	41,536	46,588	56,103	84,755
期末発行済株式数(千株) Number of Shares Outstanding at the Fiscal Year-end (Thousands of Shares)	15,621	42,752	46,752	56,103	84,876

注：1株当り当期純利益＝当期純利益÷期中平均発行済株式数
1株当り株主資本＝株主資本(期末)÷期末発行済株式数
1997年5月20日　株式分割(1→2.5)
1997年7月30日　新株発行(3,700,000株)
1998年4月16日　新株発行(4,000,000株)
1999年5月20日　株式分割(1→1.2)
2000年5月22日　株式分割(1→1.5)
2000年6月 1日　株式交換((株)信和の株式取得)(721,500株)

Note: EPS＝Net Income/Average Number of Shares Outstanding for the Fiscal Year
BPS＝Shareholders' Equity (Year-end)/Number of Shares Outstanding at the Fiscal Year-end
May. 20, 1997, stock spilt (2.5 for 1)
Jul. 30, 1997, issuance of new shares (3,700,000 shares)
Apr. 16, 1998, issuance of new shares (4,000,000 shares)
May. 20, 1999, stock spilt (1.2 for 1)
May. 22, 2000, stock spilt (1.5 for 1)
Jun. 1, 2000, Equity Swap (Acquisition of Shinwa Corp.) (721,500 shares)

■従業員1人当り指標

Per Employee Data


従業員1人当り営業利益
Operating Income per Employee
従業員1人当り当期純利益
Net Income per Employee
(百万円/Millions of Yen)
30
25
20
15
10
5
0
'97/3 '98/3 '99/3 '00/3 '01/3

(百万円/Millions of Yen)

Fiscal Year to:	1997/3	1998/3	1999/3	2000/3	2001/3
従業員1人当り営業利益 Operating Income per Employee	20.0	21.2	22.8	26.7	29.7
従業員1人当り当期純利益 Net Income per Employee	9.0	9.1	9.0	13.5	13.9
従業員1人当り営業貸付金残高 Balance of Loans Outstanding per Employee	234.6	257.2	266.7	306.7	333.5
従業員1人当り口座数(口座) Number of Customer Accounts per Employee	606	624	580	605	610
従業員数(人) Number of Employees	2,521	2,731	3,141	3,263	3,477

■1店舗当り指標

Per Branch Data


1店舗当り営業貸付金残高
Loans Outstanding per Branch
(百万円/Millions of Yen)
1000
800
600
400
200
0
'97/3 '98/3 '99/3 '00/3 '01/3

(百万円/Millions of Yen)

Fiscal Year to:	1997/3	1998/3	1999/3	2000/3	2001/3
1店舗当り営業利益 Operating Income per Branch	77	71	71	66	67
1店舗当り営業貸付金残高 Loans Outstanding per Branch	904	870	830	763	758
1店舗当り口座数(口座) Number of Customer Accounts per Branch	2,339	2,114	1,806	1,506	1,387

■営業費用対営業貸付金比率

Ratio of Operating Expenses to Loans Outstanding


(%)
20
15
10
5
0
'97/3
'98/3
'99/3
'00/3
'01/3
金融費用
Financial Expenses
貸倒引当金繰入額
Provision for Bad Debts
貸倒損失
Loan Losses
従業員給与及び賞与
Employees' Salaries and Bonuses
広告宣伝費
Advertising Expenses
不動産売上原価
Cost of Sales of Property
事業税
Enterprise Taxes
その他費用
Other Expenses

(%)

Fiscal Year to:	1997/3	1998/3	1999/3	2000/3	2001/3
営業費用比率 Ratio of Operating Expenses to Loans Outstanding	16.7	17.3	15.9	15.1	14.4
金融費用比率 Ratio of Financial Expenses to Loans Outstanding	3.4	2.9	2.7	2.6	2.5
その他営業費用比率 Ratio of Other Operating Expenses to Loans Outstanding	13.3	14.4	13.2	12.5	12.0
貸倒引当金繰入額比率 Ratio of Provision for Bad Debts to Loans Outstanding	2.0	3.1	3.5	3.8	3.9
貸倒損失比率 Ratio of Loan Losses to Loans Outstanding	-	-	0.5	0.1	0.2
従業員給与及び賞与比率 Ratio of Employees' Salaries and Bonuses to Loans Outstanding	2.5	2.2	2.1	1.9	1.8
広告宣伝費比率 Ratio of Advertising Expenses to Loans Outstanding	1.9	1.9	1.5	1.3	1.5
不動産売上原価比率 Ratio of Cost of Sales of Property to Loans Outstanding	0.2	0.2	0.1	0.1	0.0
事業税比率 Ratio of Enterprise Taxes to Loans Outstanding	1.1	1.1	-	-	-
その他費用比率 Ratio of Other Expenses to Loans Outstanding	5.5	5.9	5.5	5.3	4.6

■営業費用対営業収益比率

Ratio of Operating Expenses to Operating Revenue


(%)
20
15
10
5
0
'97/3
'98/3
'99/3
'00/3
'01/3
金融費用
Financial Expenses
貸倒引当金繰入額
Provision for Bad Debts
貸倒損失
Loan Losses
従業員給与及び賞与
Employees' Salaries and Bonuses
広告宣伝費
Advertising Expenses
不動産売上原価
Cost of Sales of Property
事業税
Enterprise Taxes
その他費用
Other Expenses

(%)

Fiscal Year to:	1997/3	1998/3	1999/3	2000/3	2001/3
営業費用比率 Ratio of Operating Expenses to Operating Revenue	66.1	67.7	64.9	63.3	61.9
金融費用比率 Ratio of Financial Expenses to Operating Revenue	13.3	11.5	11.0	10.7	10.6
その他営業費用比率 Ratio of Other Operating Expenses to Operating Revenue	52.7	56.2	54.0	52.6	51.3
貸倒引当金繰入額比率 Ratio of Provision for Bad Debts to Operating Revenue	7.8	12.3	14.2	15.8	16.7
貸倒損失比率 Ratio of Loan Losses to Operating Revenue	-	-	1.9	0.5	0.8
従業員給与及び賞与比率 Ratio of Employees' Salaries and Bonuses to Operating Revenue	10.1	8.6	8.5	8.2	7.7
広告宣伝費比率 Ratio of Advertising Expenses to Operating Revenue	7.7	7.3	6.3	5.6	6.3
不動産売上原価比率 Ratio of Cost of Sales of Property to Operating Revenue	0.9	0.8	0.5	0.5	0.0
事業税比率 Ratio of Enterprise Taxes to Operating Revenue	4.4	4.2	-	-	-
その他費用比率 Ratio of Other Expenses to Operating Revenue	21.9	23.0	22.6	22.1	19.7

個別財務諸表

■貸借対照表
Balance Sheets

(百万円/Millions of Yen)

資産の部	Assets Fiscal Year to:	1997/3	1998/3	1999/3	2000/3	2001/3
流動資産	**Current Assets**	638,842	781,577	898,800	1,072,443	1,239,217
現金及び預金	Cash and Cash Equivalents	50,173	80,115	72,218	80,281	95,768
営業貸付金	Loans	591,630	702,445	837,981	1,001,080	1,159,734
有価証券	Short-term Investments in Securities	-	-	500	1,600	-
販売用不動産	Property for Sale	4,404	3,544	2,997	900	818
仕掛不動産	Property for Sale in Progress	52	687	132	1,243	1,622
貯蔵品	Stored Goods	421	30	13	13	13
前払費用	Prepaid Expenses	4,189	5,625	5,567	4,606	4,172
繰延税金資産	Deferred Tax Assets	-	-	-	9,006	9,240
未収収益	Accrued Income	4,577	5,581	6,728	8,262	10,372
短期貸付金	Short-term Loans	352	209	221	232	236
関係会社短期貸付金	Short-term Loans to Affiliates	-	-	-	-	200
信託受益権	Investment in Trust	-	5,000	1,000	1,999	-
自己株式	Treasury Stock	-	-	0	0	0
その他	Other	459	452	500	841	2,154
貸倒引当金	Allowance for Bad Debts	-17,418	-22,115	-29,061	-37,625	-45,115
固定資産	**Fixed Assets**	85,471	95,148	97,426	109,503	345,880
有形固定資産	Tangible Fixed Assets	61,096	65,577	66,723	67,452	67,389
建物	Buildings	15,757	15,535	15,313	14,859	17,339
構築物	Structures	1,083	1,586	2,217	2,772	2,969
機械装置	Machinery & Equipment	150	129	110	90	89
車両	Vehicles	-	-	-	1	0
器具備品	Equipment & Furniture	6,268	5,948	5,873	5,674	5,753
土地	Land	37,766	42,287	43,097	42,974	41,212
建設仮勘定	Construction in Progress	69	90	109	1,079	25
無形固定資産	Intangible Fixed Assets	463	573	581	3,873	2,966
ソフトウェア	Software	-	-	-	3,289	2,365
電話加入権	Telephone Rights	458	569	577	580	598
その他	Other	5	4	4	3	3
投資等	Investments and Other Fixed Assets	23,911	28,996	30,121	38,178	275,524
投資有価証券	Investment Securities	2,123	3,476	6,575	6,001	4,888
関係会社株式	Stock of Affiliated Companies	71	71	71	287	109,745
関係会社社債	Bond of Affiliated Companies	-	-	-	96	-
出資金	Investments in Equity Other than Capital Stock	4,058	3,911	548	3,330	3,308
長期貸付金	Long-term Loans	0	210	150	10,190	8,675
株主·従業員長期貸付金	Long-term Loans to Shareholders and Employees	60	3,017	6,032	4,534	30
関係会社長期貸付金	Long-term Loans to Affiliated Companies	2,971	2,971	2,971	3,015	117,550
破産・更正債権等	Claims in Bankruptcy	19,041	18,218	16,611	16,011	11,844
長期前払費用	Long-term Prepaid Expenses	5,909	5,830	5,071	1,616	2,172
繰延税金資産	Deferred Tax Assets	-	-	-	997	1,644
敷金及び保証金	Deposits and Guarantees	6,614	7,476	8,038	8,474	8,549
繰延ヘッジ損失	Loss on Deferred Hedge	-	-	-	-	20,090
その他	Other	2,560	3,026	3,000	2,717	2,852
貸倒引当金	Allowance for Bad Debts	-19,499	-19,213	-18,948	-19,094	-15,828
繰延資産	**Deferred Assets**	-	-	296	521	1,311
社債発行費	Bond Issue Costs	-	-	296	521	1,311
資産合計	**Total Assets**	724,313	876,726	996,523	1,182,468	1,586,409

(百万円/Millions of Yen)

負債の部	Liabilities　　Fiscal Year to:	1997/3	1998/3	1999/3	2000/3	2001/3
流動負債	Current Liabilities	286,215	398,646	345,716	355,008	421,894
支払手形	Trade Notes Payable	3,339	3,493	2,228	2,482	3,773
買掛金	Accounts Payable	36	32	37	32	31
短期借入金	Short-term Debt	39,547	68,000	28,900	13,700	17,500
1年以内償還予定社債	Current Portion of Bonds	-	-	-	30,000	36,000
1年以内返済予定長期借入金	Current Portion of Long-term Debt	214,431	270,189	258,663	260,307	312,256
コマーシャルペーパー	Commercial Paper	-	30,000	30,000	15,000	15,000
未払金	Trade Accounts Payable	2,582	2,931	3,185	3,869	6,008
未払法人税等	Income Taxes Payable	24,059	21,162	19,476	25,141	25,530
未払費用	Accrued Expenses Payable	468	674	1,121	1,926	2,847
預り金	Money Deposited	285	256	317	322	356
前受収益	Income in Advance	2	10	15	16	25
賞与引当金	Accrued Bonuses	1,291	1,757	1,585	1,981	2,192
その他	Other	170	137	186	227	373
固定負債	Long-term Liabilities	345,043	331,825	447,057	574,557	861,914
社債	Bonds	-	-	80,500	139,500	341,500
長期借入金	Long-term Debt	343,531	330,314	365,111	433,661	496,917
退職給与引当金	Allowance for Prior Retirement Benefits	252	210	168	126	-
退職給付引当金	Allowance for Retirement Benefits for Employees	-	-	-	-	2,115
役員退職慰労金引当金	Allowance for Retirement Benefits for Directors	794	850	891	909	945
金利スワップ等	Interest Swaps	-	-	-	-	20,090
その他	Other	465	449	386	360	345
負債合計	Total Liabilities	631,259	730,471	792,774	929,565	1,283,808

資本の部	Shareholders' Equity					
資本金	Common Stock	10,332	23,208	39,752	39,752	39,788
資本準備金	Additional Paid-in Capital	9,832	25,372	41,912	41,912	46,310
利益準備金	Surplus Reserve	209	231	635	951	1,301
その他の剰余金	Retained Earnings	72,680	97,442	121,448	170,285	214,968
任意積立金	General Reserve	49,622	71,622	91,622	116,422	164,422
当期未処分利益	Unappropriated Retained Earnings for the Period	23,058	25,820	29,826	53,863	50,546
その他有価証券評価差額金	Valuation Gain or Loss on Other Marketable Securities	-	-	-	-	231
資本合計	Total Shareholders' Equity	93,054	146,255	203,748	252,902	302,601

負債・資本合計	Total Liabilities and Shareholders' Equity	724,313	876,726	996,523	1,182,468	1,586,409

■損益計算書

Statements of Income

(百万円/Millions of Yen)

	Fiscal Year to:	1997/3	1998/3	1999/3	2000/3	2001/3
営業収益	Operating Revenue	149,338	179,394	204,957	238,532	270,827
営業貸付金利息	Interest on Loans to Customers	142,663	171,478	196,525	229,693	262,580
無担保ローン	Unsecured Loans	133,675	157,568	174,846	199,162	224,718
有担保ローン	Secured Loans	8,979	13,676	19,815	27,503	34,974
事業者ローン	Small business Loans	8	233	1,864	3,027	2,888
その他の金融収益	Other Financial Revenue	250	159	435	251	338
預金利息	Interest on Bank Deposits	133	146	408	94	96
有価証券利息	Interest on Marketable Securities	8	2	4	1	0
貸付金利息	Interest on Loans	10	8	9	154	240
その他	Other	98	2	13	1	1
その他の営業収益	Other Operating Revenue	6,424	7,756	7,995	8,587	7,908
不動産売上高	Sales of Property	1,386	1,574	1,030	1,086	40
サービス事業売上高	Revenue from Service Business	1,557	1,753	1,749	1,473	1,303
償却債権回収額	Bad Debt Write-offs Recovery	1,970	2,382	2,620	3,144	3,325
その他	Other	1,509	2,046	2,594	2,881	3,239
営業費用	Operating Expenses	98,692	121,458	133,059	151,095	167,507
金融費用	Financial Expenses	19,923	20,630	22,446	25,590	28,682
支払利息	Interest on Borrowings	19,434	19,623	20,140	20,925	20,656
その他	Interest on SB etc.	488	1,007	2,305	4,665	8,025
売上原価	Cost of Sales	1,772	1,886	1,483	1,634	435
不動産売上原価	Cost of Sales of Property	1,416	1,449	1,001	1,208	56
サービス事業売上原価	Cost of Restaurant Business	355	437	481	426	378
その他の営業費用	Other Operating Expenses	76,996	98,941	109,129	123,870	138,389
広告宣伝費	Advertising	11,505	13,144	12,814	13,303	17,042
支払手数料	Service Fee	3,841	6,921	9,142	10,806	10,462
貸倒関連費用	Bad Debt Write-offs	11,590	22,108	32,974	38,918	47,289
貸倒損失	Loan Losses	-	-	3,913	1,293	2,174
貸倒引当金繰入額	Transfer to Allowance for Bad Debts	11,590	22,108	29,061	37,625	45,115
人件費	Salaries	19,285	20,204	22,229	25,084	26,077
役員報酬	Directors' Salaries and Remuneration	336	347	361	369	381
従業員給与・賞与等	Employees' Salaries	15,055	15,469	17,409	19,466	20,953
その他	Other	3,894	4,388	4,458	5,248	4,742
賃借料・地代家賃	Rental Expenses, Land Rent	9,013	11,831	13,331	14,866	14,994
消耗品費・修繕費	Supplies, Repair and Maintenance	3,995	3,427	4,106	4,579	3,925
通信費	Communication Charges	1,661	2,357	2,532	3,056	3,403
保険料	Insurance	2,356	2,317	2,575	3,013	3,358
減価償却費	Depreciation and Amortization	3,062	3,075	3,152	3,021	4,201
事業税	Enterprise Taxes	6,529	7,452	-	-	-
その他	Other	4,153	6,100	6,270	7,218	7,633

(百万円/Millions of Yen)

	Fiscal Year to:	1997/3	1998/3	1999/3	2000/3	2001/3
営業利益	Operating Income	50,646	57,936	71,897	87,437	103,319
営業外収益	Non-operating Income	837	786	579	667	1,726
貸付金利息	Interest on Loans	20	19	98	175	810
受取配当金	Dividends Received	25	31	35	71	88
保険配当金	Insurance Dividends Received	646	427	181	198	474
匿名組合出資益	Investment in Anonymous Association	78	66	84	31	66
雑収入	Miscellaneous Receipts	67	240	179	191	285
営業外費用	Non-operating Expenses	1,826	2,827	3,632	3,095	1,673
貸倒引当金繰入額	Transfer Allowance for Bad Debts	383	798	572	1,451	1,060
投資有価証券評価損	Loss on Valuation of Investment Securities	515	656	334	811	-
販売用不動産評価損	Loss on Valuation of Real Estate for Sale	775	263	561	327	102
新株発行費	Stock Issuance Expenses	-	993	1,863	-	-
社債発行費償却	Depreciation of Bond Issuing Expenses	-	-	182	254	187
雑損失	Miscellaneous Losses	152	116	188	250	322
経常利益	Ordinary Income	49,657	55,894	68,843	85,009	103,372
特別利益	Extraordinary Income	209	122	196	63	76
固定資産売却益	Gain from Sale of Fixed Assets	22	-	-	-	-
貸倒引当金戻入額	Allowance for Bad Debts from Previous Year	186	122	196	63	76
特別損失	Extraordinary Losses	496	529	4,280	362	10,973
固定資産売却損	Loss on Sale of Fixed Assets	229	-	-	83	1,551
固定資産除却損	Loss on Disposal Fixed Assets	126	123	248	213	314
販売用不動産評価損過年度相当額	Loss on Valuation of Real Estate for Sale	-	-	-	30	-
リース解約損	Loss on Cancellation of Leases	-	246	-	34	60
貸倒引当金繰入額	Transfer Allowance for Bad Debts	-	-	615	-	998
貸倒損失	Loan Losses	-	-	-	-	5,500
匿名組合出資損失	Loss on Investments in Leveraged Lease Partnership	-	-	1,999	-	-
投資有価証券売却損	Loss on Sale of Investments Securities	139	-	1,335	-	-
投資有価証券評価損	Loss on Valuation of Investment Securities	-	-	80	-	1,531
ゴルフ会員権評価損	Loss on Valuation of Golf Club Membership	-	-	-	-	26
退職給付会計変更時差異	Differences in Change of Retirement Benefit Accounting	-	-	-	-	991
その他の特別損失	Other	-	159	-	-	-
税引前当期純利益	Income before Taxes	49,370	55,488	64,759	84,710	92,475
法人税・住民税・事業税	Corporate, Local and Enterprise Taxes	26,565	30,484	36,311	42,398	45,011
法人税等調整額	Adjustment on Corporate Tax	-	-	-	-1,793	-1,048
当期純利益	Net Income	22,805	25,003	28,448	44,104	48,512
前期繰越利益	Retained Earnings Brought Forward	253	816	2,920	3,399	3,901
過年度税効果調整額	Prior Year Adjustment for Tax Effect	-	-	-	8,211	-
中間配当額	Interim Dividends	-	-	1,402	1,683	1,697
中間配当に伴う利益準備金積立額	Reserve for Legal Reserve for Interim Dividends	-	-	140	168	169
当期未処分利益	Unappropriated Retained Earnings for the Period	23,058	25,820	29,826	53,863	50,546

※1999年3月期より、財務諸表等規則の改訂にともない、従来営業費用に計上しておりました事業税は、法人税・住民税・事業税に計上しております。
Enterprise tax, which was previously calculated as part of Operating Expenses, has been included in Corporate, Local and Enterprise Taxes from the period ending March 1999, following changes in accounting regulations.

■貸借対照表

Balance Sheets

(百万円/Millions of Yen)

資産の部	Assets	Fiscal Year to: 2001/3
流動資産	Current Assets	1,677,069
現金及び預金	Cash and Cash Equivalents	155,491
営業貸付金	Loans	1,261,041
割賦売掛金	Installment Receivables	109,779
信用保証割賦売掛金	Credit Guarantee Receivables	184,778
たな卸資産	Property and Stored Goods	3,035
繰延税金資産	Deferred Tax Assets	12,865
短期貸付金	Short-term Loans	436
その他	Other	32,202
貸倒引当金	Allowance for Bad Debts	-82,561
固定資産	Fixed Assets	187,155
有形固定資産	Tangible Fixed Assets	75,879
建物及び構築物	Buildings & Structures	23,749
機械装置及び車両	Machinery & Equipment, Vehicles	96
器具備品	Equipment & Furniture	5,965
貸与資産	Rental Assets	87
土地	Land	45,955
建設仮勘定	Construction in Progress	25
無形固定資産	Intangible Fixed Assets	44,836
ソフトウエア	Software	7,178
電話加入権	Telephone Rights	774
連結調整勘定	Consolidation Adjustment Account	36,834
その他	Other	48
投資等	Investments and Other Fixed Assets	66,440
投資有価証券	Investment Securities	8,641
破産・更正債権等	Claims in Bankruptcy	11,858
長期貸付金	Long-term Loans	12,348
敷金及び保証金	Deposits and Guarantees	10,944
繰延税金資産	Deferred Tax Assets	9,119
繰延ヘッジ損失	Loss on Deferred Hedge	20,090
その他	Other	9,269
貸倒引当金	Allowance for Bad Debts	-15,833
繰延資産	Deferred Assets	1,311
社債発行費	Bond Issue Costs	1,311
資産合計	Total Assets	1,865,537

(百万円/Millions of Yen)

負債の部	Liabilities	Fiscal Year to: 2001/3
流動負債	Current Liabilities	689,259
支払手形及び買掛金	Trade Notes Payable & Accounts Payable	26,420
信用保証買掛金	Credit Guarantees Payable	184,778
短期借入金	Short-term Debt	32,323
1年以内償還予定社債	Current Portion of Bonds	36,000
1年以内返済予定長期借入金	Current Portion of Long-term Debt	315,200
コマーシャルペーパー	Commercial Paper	15,000
未払法人税等	Income Taxes Payable	25,861
賞与引当金	Accrued Bonuses	3,738
割賦繰延利益	Gains on Deferred Installments	5,281
その他	Other	44,656
固定負債	Long-term Liabilities	868,578
社債	Bonds	341,500
長期借入金	Long-term Debt	499,241
退職給与引当金	Allowance for Retirement Benefits for Employees	6,189
役員退職慰労金引当金	Allowance for Retirement Benefits for Directors	954
金利スワップ等	Interest Swaps	20,090
その他	Other	602
負債合計	Total Liabilities	1,557,838
少数株主持分	Minority Interests	
少数株主持分	Minority Interests	1,149
資本の部	Shareholders' Equity	
資本金	Common Stock	39,788
資本準備金	Additional Paid-in Capital	50,527
連結剰余金	Consolidated Retained Earnings	215,978
その他有価証券評価差額金	Valuation Gain or Loss on Other Marketable Securities	255
自己株式	Treasury Stock	-0
資本合計	Total Shareholders' Equity	306,549
負債、少数株主持分及び資本合計	Total Liabilities, Minority Interests and Shareholders' Equity	1,865,537

■損益計算書

Statements of Income

(百万円/Millions of Yen)

		Fiscal Year to: 2001/3
営業収益	Operating Revenue	280,656
営業貸付金利息	Interest on Loans to Customers	272,236
その他の金融収益	Other Financial Revenue	341
預金利息	Interest on Bank Deposits	99
有価証券利息	Interest on Marketable Securities	0
貸付金利息	Interest on Loans	240
その他	Other	1
その他の営業収益	Other Operating Revenue	8,078
不動産売上高	Sales of Property	40
サービス事業売上高	Revenue from Service Business	1,303
償却債権回収額	Bad Debt Write-offs Recovery	3,509
その他	Other	3,225
営業費用	Operating Expenses	176,323
金融費用	Financial Expenses	28,934
支払利息	Interest on Borrowings	20,908
その他	Interest on SB etc.	8,025
売上原価	Cost of Sales	435
不動産売上原価	Cost of Sales of Property	56
サービス事業売上原価	Cost of Restaurant Business	378
その他の営業費用	Other Operating Expenses	146,953
営業利益	Operating Income	104,333
営業外収益	Non-operating Income	1,061
貸付金利息	Interest on Loans	106
受取配当金	Dividend Received	90
保険配当金	Insurance Dividend Received	474
その他	Other	390
営業外費用	Non-operating Expenses	1,862
貸倒引当金繰入額	Transfer to Allowance for Bad Debts	1,064
社債発行費償却	Depreciation of Bond Issuing Expenses	187
その他	Other	610
経常利益	Ordinary Income	103,533
特別利益	Extraordinary Income	77
貸倒引当金戻入額	Allowance for Bad Debts from Previous Year	76
その他	Other	1
特別損失	Extraordinary Losses	11,036
固定資産売却損	Loss on Sale of Fixed Assets	1,555
投資有価証券評価損	Loss on Valuation of Investment Securities	1,531
貸倒引当金繰入額	Transfer to Allowance for Bad Debts	998
貸倒損失	Loan Losses	5,500
退職給付会計変更時差異	Differences of Change in Retirement Benefit Accounting	1,024
その他	Other	426
税金等調整前当期純利益	Income before Taxes	92,573
法人税・住民税・事業税	Corporate, Local and Enterprise Taxes	46,204
法人税等調整額	Adjustment on Corporate Tax	-1,832
少数株主損失	Loss of Minority Shareholders	50
当期純利益	Net Income	48,252

■連結キャッシュフロー計算書

Consolidated Statements of Cash Flows

(百万円/Millions of Yen)

		Fiscal Year to: 2001/3
Ⅰ. 営業活動によるキャッシュ・フロー	**Cash Flow from Operating Activities**	
税金等調整前当期純利益	Net Income Before Taxes	92,573
減価償却費	Depreciation and Amortization	4,281
連結調整勘定償却額	Write-down of Consolidation Adjustment Account	435
投資有価証券評価損	Loss on Valuation of Investment Securities	1,531
貸倒引当金の増加額	Increase in Allowance for Bad Debts	6,462
賞与引当金の増加額	Increase in Accrued Bonuses	355
退職給付引当金の増加額	Increase in Allowance for Retirement Benefits for Employees	2,031
役員退職慰労金引当金の増加額	Increase in Allowance for Retirement Benefits for Directors	38
営業外受取利息及び受取配当金	Non-Operating Interest on Loans and Cash Dividends	-196
社債発行費償却	Depreciation of Bond Issuing Expenses	938
有形固定資産売却損	Loss on Sale of Tangible Fixed Assets	1,554
有形固定資産除却損	Loss on Disposal of Tangible Fixed Assets	381
投資有価証券売却損	Loss on Sale of Investment Securities	2
役員賞与の支払額	Bonuses Paid to Directors	-99
営業貸付金の増加額	Increase in Loans to Customers	-166,813
破産・更生債権等の減少額	Decrease in Claims in Bankruptcy	4,166
たな卸資産の増加額	Increase in Stored Goods	-296
前払費用の減少額	Decrease in Prepaid Expenses	433
長期前払費用の増加額	Decrease in Long-term Prepaid Expenses	-529
その他流動資産の増加額	Increase in Other Current Assets	-3,537
その他流動負債の増加額	Increase in Other Current Liabilities	4,701
その他	Other	-165
小計	Sub-total	-51,748
営業外利息及び配当金の受取額	Non-Operating Interest on Loans and Cash Dividends	196
法人税等の支払額	Payments for Corporate and Other Taxes	-46,008
営業活動によるキャッシュ・フロー	**Cash Flow from Operating Activities**	-97,559
Ⅱ. 投資活動によるキャッシュ・フロー	**Cash Flow from Investing Activities**	
定期預金の預入による支出	Disbursements for Investments in Term Deposits	-685
定期預金の払出による収入	Revenue from Payments of Term Deposits	925
信託受益権の減少額	Decrease in Investment in Trusts	1,999
営業譲受に伴う営業貸付金の取得による支出	Disbursement for Purchase of Loans Accompanying The Transfer of Business from Acquired Companies	-22,094
営業譲受に伴うその他の資産の取得による支出	Payments for Acquisition of Other Assets by Business Transfer	-508
有形固定資産の取得による支出	Funds Used for Purchase of Tangible Fixed Assets	-5,380
有形固定資産の売却による収入	Gain on Sale of Tangible Fixed Assets	240
無形固定資産の取得による支出	Funds Used for Purchase of Intangible Fixed Assets	-487
投資有価証券の取得による支出	Funds Used for Purchase of Investment Securities	-19
投資有価証券の売却による収入	Funds Provided by Sale of Investment Securities	10
連結の範囲の変更を伴う子会社株式の取得による支出	Payments for Acquisition of Subsidiaries' Stock from Change in Scope of Consolidation	-48,416
株式交換による子会社株式取得に伴う支出	Payments for Acquisition of Subsidiaries by Exchange of Stocks	-130
出資金の取得による支出	Funds Used for Acquisition of Paid-in Capital	-250
出資金の売却による収入	Funds Provided by Sale of Paid-in Capital	171
長期貸付金の回収による収入	Gain on Collection of Long-term Loans Receivable	65
投資その他の資産の取得による支出	Funds Used for Purchases of Investments and Other Assets	-304
投資その他の資産の売却等による収入	Funds Provided from Sales of Investments and Other Assets	531
その他	Other	4,856
投資活動によるキャッシュ・フロー	**Cash Flow from Investing Activities**	-69,477
Ⅲ. 財務活動によるキャッシュ・フロー	**Cash Flow from Financing Activitiess**	
短期借入による収入	Increase in Short-term Debt	97,422
短期借入金の返済による支出	Payments for Repayment of Short-term Debt	-172,069
長期借入による収入	Increase in Long-term Debt	405,417
長期借入金の返済による支出	Repayments of Long-term Debt	-296,755
社債発行による収入	Cash from Issue of Corporate Bonds	206,270
自己株式の増加	Increase in Treasury Stock	0
少数株主からの設立時の払込みによる収入	Gain on Payments from Minor Shareholders for Establishment of Subsidiaries / Affiliates	1,200
配当金の支払額	Cash Dividends Paid	-3,413
財務活動によるキャッシュ・フロー	**Cash Flow from Financing Activitiess**	238,072
Ⅳ. 現金及び現金同等物に係る換算差額	**Conversion Difference Related to Cash and Cash Equivalents**	-
Ⅴ. 現金及び現金同等物の増加額	**Increase in Cash and Cash Equivalents**	71,035
Ⅵ. 現金及び現金同等物期首残高	**Balance of Cash and Cash Equivalents at Beginning of Period**	81,019
Ⅶ. 新規連結に伴う現金及び現金同等物の増加額	**Increase in Cash and Cash Equivalents from New Consolidations**	1,380
Ⅷ. 現金及び現金同等物期末残高	**Balance of Cash and Cash Equivalents at End of Period**	153,435

■形態別信用供与残高

Overall Balance of Consumer Credit in Japan

(億円/100 Millions of Yen)

Fiscal Year to:	1993/12	増減率 YOY (%)	1994/12	増減率 YOY (%)	1995/12	増減率 YOY (%)	1996/12	増減率 YOY (%)	1997/12	増減率 YOY (%)	1998/12	増減率 YOY (%)	1999/12	増減率 YOY(%)
消費者信用 Consumer Credit	741,048	3.6	749,110	1.1	748,005	-0.1	752,407	0.6	743,335	-1.2	709,823	-4.5	668,243	-5.9
販売信用 Sales on Credit	166,862	-1.3	170,164	2.0	177,166	4.1	182,892	3.2	182,621	-0.1	171,535	-6.1	163,518	-4.7
消費者金融 Consumer Finance	574,186	5.1	578,946	0.8	570,839	-1.4	569,515	-0.2	560,714	-1.5	538,288	-4.0	504,725	-6.2
うち消費者ローン of which Consumer Loans	380,177	-1.8	372,432	-2.0	372,017	-0.1	374,035	0.5	372,867	-0.3	355,959	-4.5	351,211	-1.3
民間金融機関 Commercial Finance Institutions	296,395	-3.4	283,765	-4.3	272,482	-4.0	262,502	-3.7	251,897	-4.0	231,478	-8.1	217,957	-5.8
消費者金融会社 Consumer Finance Companies (including AIFUL)	39,970	9.1	44,982	12.5	52,082	15.8	59,634	14.5	65,179	9.3	71,371	9.5	78,586	10.1
信販会社 Shinpan (Sales Finance) Companies	29,290	-0.2	29,164	-0.4	31,807	9.1	34,968	9.9	37,278	6.6	33,387	-10.4	33,995	1.8
銀行系クレジットカード会社 Bank-affiliated Credit Card Companies	6,439	1.1	6,159	-4.3	6,434	4.5	6,910	7.4	7,477	8.2	7,848	5.0	8,335	6.2
流通系クレジットカード会社 Distributor-affiliated Credit Card Companies	3,902	3.5	4,149	6.3	4,840	16.7	5,415	11.9	6,173	14.0	6,953	12.6	7,433	6.9

出所：(社)日本クレジット産業協会「日本の消費者信用統計」2000年度版
Source: Japan Credit Industry Association, "Japan Consumer Credit Statistics 2000 (Supervised by MITI Industrial Policy Bureau)"

■業態別主要会社の貸付上限金利

Maximum Interest Rates of Unsecured Loans in the Competitive Sectors

(%)

業態 Type of Companies	会社名 Company Name	キャッシング Cashing	ショッピング Shopping 分割 Payment by Installments	ショッピング Shopping リボ払い Revolving Payment
消費者金融 Consumer Finance Companies	アイフル /Aiful	28.835	-	-
	武富士 /Takefuji	27.375	-	-
	アコム /Acom	27.375	14.6	14.6
	プロミス /Promise	25.55	15.6	15.6
	三洋信販 /Sanyo Shinpan	29.00	-	-
信販 Shinpan (Sales Finance) Companies	日本信販 /Nippon Shinpan	26.28	6.84	12.24
	オリコ /Orico	27.60	12.00	12.00
	ジャックス /Jaccs	18.00	12.00	11.76
	アプラス /Aplus	29.16	13.25	12.60
	セントラルファイナンス /Central Finance	28.80	12.63	12.00
流通系 Distributor-affiliated Credit Card Companies	クレディセゾン /Credit Saison	26.00	13.80	13.80
	ダイエーオーエムシー /Daiei OMC	28.80	12.41	12.00
	イオンクレジットサービス /Aeon Credit Service	25.60	12.25	12.00
銀行系 Bank-affiliated Credit Card Companies	ジェーシービー /JCB	27.80	12.00	13.20
	三井住友カード /Sumitomo Mitsui Card	27.80	12.75	13.20
	ユーシーカード /UC Card	27.80	16.50	16.50
	ディーシーカード /DC Card	27.80	13.20	13.20

注:金利は各社のホームページおよびヒアリングによる数値となっております。
Note: The interest rates are those as indicated on homepages of and obtained through consultations with each company.

■株式情報

Stock Information

発行する株式の総数(株) Total number of stocks to be issued	224,000,000
発行済株式の総数(株) Total number of stocks issued	84,876,000
株主数(名) Number of shareholders	4,844

■大株主

Shareholders' Information

(千株/Thousands of Shares, %)

	持株数 Number of Shares	比率 Ratio	株主名 Shareholders Name
(1)	27,681	32.61	福田吉孝 Yoshitaka Fukuda
(2)	8,901	10.49	㈱山勝 Yamakatsu Co., Ltd.
(3)	8,181	9.64	㈱丸高 Marutaka Co., Ltd.
(4)	3,797	4.47	エリオリース㈱ Erio Lease Co., Ltd.
(5)	2,422	2.85	福田安孝 Yasutaka Fukuda
(6)	1,784	2.10	ボストンセーフデポズィット・ビーエスディーティー・トリーティー・クライアンツ・オムニバ Boston Safe Deposit BSDT Treaty Clients Omniba
(7)	1,663	1.96	ザ・チェース・マンハッタン・バンク・エヌエイ・ロンドン・エス・エル・オムニバス・アカウント The Chase Manhattan Bank, NA London, SL Omnibus Account
(8)	1,362	1.61	ステート・ストリート・バンク・アンド・トラスト・カンパニー State Street Bank and Trust Company
(9)	1,356	1.60	日本トラスティ・サービス信託銀行㈱ Japan Trustee Services Bank, Ltd.
(10)	1,333	1.57	㈱あおぞら銀行(旧:日債銀) Aozora Bank, Ltd.

■株式分布状況

Shareholders



金融機関等
Financial Institutions
その他の法人
Other Corporate Institutions
外国法人等
Foreign Corporate Institutions
個人・その他
Individuals and thers



5万株未満
Less than 50,000 stocks
5万株以上25万株未満
50,000 - 250,000 stocks
25万株以上50万株未満
250,000 - 500,000 stocks
50万株以上
500,000 stocks or More

(株/Shares, %)

	持株数 Number of Shares	比率 Ratio
金融機関等 Financial Institutions	12,106,335	14.27
その他の法人 Other Corporate Institutions	23,200,835	27.34
外国法人等 Foreign Corporate Institutions	16,963,452	19.99
個人・その他 Individuals and Others	32,605,378	38.40
合　計 Total	84,876,000	100.00

(株/Shares, %)

	持株数 Number of Shares	比率 Ratio
5万株未満 Less than 50,000 stocks	5,641,043	6.65
5万株以上25万株未満 50,000 or More but Less Than 250,000 stocks	8,899,567	10.49
25万株以上50万株未満 250,000 or More but Less Than 500,000 stocks	5,751,932	6.78
50万株以上 500,000 stocks or More	64,583,363	76.08
合　計 Total	84,875,905	100.00

■アイフル株価推移(2000年4月～2001年3月)

Transition of Share Prices (April 2000 to March 2001)


株価
Share Price
Topix
株価(円)/Share Price (Yen)
Topix
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
2000/4
2000/5
2000/6
2000/7
2000/8
2000/9
2000/10
2000/11
2000/12
2001/1
2001/2
2001/3


売買高(万株)/Share Turnover (Ten Thousands of Shares)
350
300
250
200
150
100
50
0
2000/4
2000/5
2000/6
2000/7
2000/8
2000/9
2000/1
2000/11
2000/12
2001/1
2001/2
2001/3

アイフル株式会社

本社
〒600-8420
京都府京都市下京区烏丸通五条上る高砂町381-1

東京支社
〒104-0028
東京都中央区八重洲2-1-5　東京駅前ビル

AIFUL CORPORATION

Corporate Headquarters
381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori,
Shimogyo-ku, Kyoto 600-8420, Japan

Tokyo Office
Tokyo Ekimae Bldg., 5th Floor
1-5, 2-Chome Yaesu, Chuo-ku
Tokyo 104-0028, Japan

お問い合わせ先

アイフル株式会社　東京支社
財務企画部IR課

〒104-0028
東京都中央区八重洲2-1-5　東京駅前ビル　5F
Tel: 03-3274-4561
Fax: 03-3281-1550
E-mail: ir-aiful@oak.ocn.ne.jp
http://www.aiful.co.jp
http://www.ir-aiful.com

For further information, please contact:

Tokyo Office
Investor Relations Section

Tokyo Ekimae Bldg., 5th Floor
1-5, 2-Chome Yaesu, Chuo-ku
Tokyo 104-0028, Japan
Tel: 03-3274-4561
Fax: 03-3281-1550
E-mail: ir-aiful@oak.ocn.ne.jp
http://www.aiful.co.jp
http://www.ir-aiful.com

AIFUL CORPORATION

EXHIBIT 1

AIFUL CORPORATION

Consolidated
Financial Summary

All financial information has been prepared in accordance with generally accepted accounting principles in Japan. Amounts shown in this accounting report and in the attached material have been rounded down to the nearest million yen. This document is an English translation of the Japanese-language original.

FY2001

(Ended March 31, 2001)

—Note : Forward Looking Statements—

The figures contained in this Financial Summary with respect to AIFUL's plans and strategies and other statements that are not historical facts are forward-looking statements about the future Performance of AIFUL which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in AIFUL's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on the AIFUL's debt and legal limits on interest rates charged by AIFUL. This Financial Summary does not constitute any offer of any securities for sale

AIFUL Corporation (8515)

May 17, 2001

Year-End Financial Statements (Consolidated)

For the year ended March 31, 2001

AIFUL Corporation (8515)

Head office:	Kyoto City
Inquiries:	Kenichi Kayama, General Manager Public Relations Department TEL (03)3274-3560
Listing exchanges:	Tokyo, Osaka
Date of the Board of Directors' meeting to approve financial statements:	May 17, 2001

Note: U.S. accounting standards have not been adopted for the purposes of these statements.

1. Consolidated Business Results for the Year Ended March 31, 2001

(April 1, 2000 – March 31, 2001)

(1) Consolidated Operating Results (Note: In these financial statements, figures have been rounded down to the nearest unit.)

	Millions of Yen – Except Per Share Data	
	Fiscal Year Ended:	
	March 31, 2001	
Operating Revenue	280,656	-%
Operating Income	104,333	-%
Ordinary Income	103,533	-%
Net Income	48,252	-%
Earnings per Share(yen)	569.32	
Fully Diluted Earnings per Share	-	
Net Income to Shareholders' Equity Ratio	15.7%	
Ordinary Income to Shareholders' Equity Ratio	5.5%	
Operating Revenue to Ordinary income Ratio	36.9%	

Notes:
1) Equity method investment gain or loss for:
   Fiscal year ended March 31, 2001: - million yen
   Fiscal year ended March 31, 2000: - million yen
2) Average number of shares during:
   Fiscal year ended March 31, 2001: 84,755,313 shares
   Fiscal year ended March 31, 2000: - shares
3) Changes in accounting policies: None
4) Percentage figures shown for operating revenue, operating income, ordinary income and net income show year-on-year change.

(2) Consolidated Financial Position

	Millions of Yen – Except Per Share Data
	Fiscal Year Ended:
	March 31, 2001
Total Assets	1,865,537
Shareholders' Equity	306,549
Shareholders' Equity Ratio(%)	16.4
Shareholders' Equity per Share of Common Stock	3,611.74

Note: Number of shares issued and outstanding:

As of March 31, 2001:84,875,955
As of March 31, 2000: -

(3) Consolidated Cash Flows

	Millions of Yen – Except Per Share Data
	Fiscal Year Ended:
	March 31, 2001
Cash flow from operating activities	(97,559)
Cash flow from investing activities	(69,477)
Cash flow from financing activities	238,072
Cash and cash equivalents at the end of period	153,435

(4) Consolidated companies and companies to which equity method accounting applies

Number of consolidated subsidiaries:	5 companies
Number of non-consolidated subsidiaries accounted for by the equity method:	0 companies
Number of affiliated companies accounted for by the equity method:	0 companies

(5) Changes to which consolidated accounting and equity method accounting apply

Consolidated subsidiaries	(Newly included): 5 companies	(Excluded): 0 companies
Equity method accounting	(Newly included): 0 companies	(Excluded): 0 companies

1.State of the Group

The AIFUL Group is composed of AIFUL Corporation and five related companies. The principal business of the Company is providing consumer finance services. The Company is also developing its secured loan business as well as conducting activities in businesses such as real estate-related financing.

Business Classification		AIFUL & subsidiaries	Business Descriptions
Finance Business	Consumer finance business	Aiful Corporation Happy Credit Co., Ltd. Shinwa Co., Ltd.	The Company, its subsidiary Happy Credit Co., Ltd. and Shinwa Co., Ltd. provide small-unsecured loans for consumers.
	Real estate-secured loan business	Aiful Corporation	The Company provides real estate-secured loans.
	Third party-guaranteed loan business	Aiful Corporation Businext Corpotation	The Company lends to small businesses.
	Shinpan credit business	Life Co., Ltd. Sanyo Credit Co., Ltd.	The Company offers card shoppning, per-item shopping, loan and guarantees for consumers.
Other	Real estate business	Aiful Corporation	The Company buys, sells, leases, brokers and mediates real estate. The business has not been perforemed since March 31, 2001.
	Restaurant and amusement businesses	Aiful Corporation	The Company manages a chain of Taiwanese family-style restaurants and operates karaoke parlors.

The organizational chart for the Company's businesses is as follows.


AIFUL Corporation
Finance Business
Consumer finance business
Consolidated subsidiary
Happy Credit Co., Ltd.
Consolidated subsidiary
Shinwa Co., Ltd.
Real estate-secured loan business
Third party-guaranteed loan business
Consolidated subsidiary
Businext Corpotation
Shinpan credit business
Consolidated subsidiary
Life Co., Ltd
Consolidated subsidiary
Sanyo Credit Co., Ltd.
Other Business
Purchase, sale, leasing, brokering and mediation of real estate business
Restaurant and amusement business
Consumes

2. Management Policies

(1) Current State of the Consumer Finance Industry

During the fiscal year under review, the Japanese economy showed signs of slight improvement, due to such factors as growth in capital investments in IT and communications, and notable increases in corporate profits. However, the persistence of large-scale corporate bankruptcies and concerns regarding the slowing down of the U.S. economy combined to exert a baleful effect on the Japanese economy as a whole. As a result, the second half of the fiscal year saw the direction of the economy become even less clear, a change well marked by the sluggishness of the stock market.

This operating environment prevented a full-scale recovery in consumer spending within the consumer finance industry. However, proactive marketing campaigns centering on TV commercials paid off, with major companies in the industry taking their number of new unsecured loan clients up above previous year totals.

The year under review also witnessed a number of fundamental changes within the industry. Not least among these was the lowering of the maximum legal interest rate allowable, which fell from 40.004% to 29.2% on June 1, 2000. At the same time, consumer finance companies joined forces with banks to establish new joint venture companies, alliances in the credit guarantee business resulted in new integration and balance therein, and major players in the industry, including overseas companies, bought up medium-sized competitors. AIFUL also made Life Co., Ltd. a wholly owned subsidiary.

Strategic diversification saw the largest consumer finance companies distinguishing themselves more clearly within the market. This trend looks set to see in a new age of competition, in which all previous boundaries between consumer finance companies, credit companies, credit card companies and banks are dissolved in the drive for new customers.

(2) Basic Management Policies

AIFUL's primary mission is to earn the support of the general public. The Company's efforts to expand and diversify its activities are a reflection of its basic stance to respond to the needs its entire customer base.

To fulfill its mission, AIFUL Corporation will continue to improve the convenience and accessibility of its services in terms of both service hours and locations. The Company will seek to earn customers' trust by functioning as a "loan advisor" to ensure that its services are available to every customer, and by remaining focused on its mission as a dependable and innovative consumer finance company.

(3) Medium to Long-Range Business Strategies

The strategies that AIFUL Corporation will use to achieve its basic policies are contained in the Company's 7th Medium-Range Business Plan, which covers the period from the fiscal year ended March 2000 through the fiscal year ending March 2002. The Company has been addressing management issues since April 1999 by following this plan.

The basic themes identified in the plan are the reinforcement of product development capabilities, expansion of market share and improvement of operating efficiency. At the heart of efforts to strengthen product development capabilities will be the creation and marketing of products based primarily on the Company's three existing product categories of unsecured loans, small real estate-secured loans and small business loans. The Company will also move ahead with its product diversification strategy to develop new products that can meet the various needs of its customers. Strategies to increase AIFUL's market share include expanding the branch network and enhancing the brand image of the AIFUL Group. In terms of efficiency improvements, Aiful will pursue economies of scale and synergistic effects through business expansion, the conversion of more business to concentration centers based on automated application tellers, and reduction in the cost of capital made possibly by diversifying fund procurement procedures.

To achieve these goals, AIFUL considered the diversification of channels to attract new customers to be the most important theme during the year under review. With this guiding theme, the Company introduced new initiatives in three important areas: M&A strategy, credit and credit card strategy, and Internet strategy.

Under its M&A strategy, AIFUL purchased three medium-sized consumer finance companies: Happy Credit Co., Ltd., Sky Co., Ltd. and Shinwa Co., Ltd. Since June 1, 2000, these firms have been operating as members of the AIFUL Group, Shinwa Co., Ltd. in its original form and Happy Credit Co., Ltd. as the combination of the former Happy Credit Co., Ltd. and Sky Co., Ltd.

On January 18, 2001, AIFUL joined forces with Sumitomo Trust and Banking Co., Ltd. to establish Businext Corporation, a company offering small business loans. The new company, at which operations started on April 2, benefits both from AIFUL's loan management expertise and the brand, capital and corporate credit investigation prowess of Sumitomo Trust and Banking.

With regard to credit and credit card strategies, AIFUL set itself the goal of widening its customer base into those areas that its consumer finance identity had prevented it from moving into before. Under the Corporate Revitalization Law, the Company applied for the role of sponsor of Life Company, previously a major player in the credit industry. October 12 of the same year saw the signing of a sponsorship agreement with Kazuhiko Shimokawabe, Life's receivership trustee, and approval of the proposed revitalization plan was granted by the Tokyo District Court on January 31, 2001. Life became a wholly owned subsidiary of the AIFUL Group on March 28, upon the purchase of the company's stock by AIFUL Corporation.

Internet strategies played host to the commencement, in April 2000, of full-scale operations of AIFUL's Internet cashing service, "e-Cashing." Furthermore, in February 2001, services were introduced whereby those customers with PCs or i-Mode cellular phones can quickly find out whether they are eligible for loans, and what the relavant credit limits would be. This new "Quick Investigation Service" has tied into new gains in customer convenience.

(4) Basic Policies on Profit Distribution

AIFUL's basic dividend policy is to distribute profits to shareholders positively and consistently on the basis of a comprehensive assessment of the economic and financial situation, industry trends and the Company's own business performance. AIFUL's goal is to distribute profits to shareholders and maximize shareholder value by maintaining profit growth

with a medium to long-term perspective.

AIFUL utilizes its retained earnings as a strategic resource for new business growth through a variety of alternatives such as reinvesting funds in loans and financing mergers and acquisitions. By creating resources for future growth, AIFUL aims to meet investors' expectations.

(5) Policies Concerning Improvement of AIFUL's Management and Control Organization (Improving Corporate Governance)

Weekly board meetings provide a forum for in-depth discussion of day-to-day issues, management priorities and strategies, and business opportunities. AIFUL's basic governance policy is to reach prompt management decisions after careful verification of all facts.

Management activities are subject to a system of check functions. AIFUL Corporation has worked to strengthen compliance systems through audits by the Company's auditing firm and its own internal auditors, an Audit Committee, and creation of an Inspection Department and a Legal Department. Moreover, through actions such as enhancing cooperation between AIFUL's auditors and those of subsidiaries and holding regularly scheduled management meetings of the entire AIFUL Group, the Company is pursuing rigorous corporate governance.

With regard to disclosure activities, AIFUL has established a Public Relations Department and an Investor Relations Section as specialist units to provide information to the media, shareholders and investors. In addition to news releases and detailed disclosure information in the form of data books, these groups also arrange briefings for journalists, investors and analysts and respond to media requests for information. AIFUL regards the disclosure of corporate information as an important obligation of a listed company.

(6) Challenges

As outlined above, the Japanese consumer finance industry currently faces enormous changes to its business environment. These include the entry of new companies from other sectors through mergers and acquisitions or business alliances, market participation by foreign capital-related firms and escalating competition for new customers through the use of advertising and marketing.

The AIFUL Group is adapting to this environment by means of measures to expand group business in terms of both scale and range of activities, while also boosting management efficiency. These efforts will be based upon the clearly identified management strategies of enhancing product lineups and diversifying the channels available to attract new customers.

There were no significant changes or additions, business or financial, to the challenges facing AIFUL during the fiscal year under review.

3. Results of Operations

(1) Overview of the Fiscal Year Under Review

Summary of Operations

In the fiscal year ended March 31, 2001, AIFUL Corporation's management policy towards its loan business called for the expansion of its service network to improve customer convenience in response to consumer finance market growth. This was reflected in the establishment of 11 staffed branches and 244 automated branches. This brought the total network as of March 31, 2001, to 1,758 branches, including 687 staffed branches, 1067 automated branches, and four branches specializing in secured loans. AIFUL also expanded its CD-ATM network through the formation of new alliances with ten banks. This brought the number of machines accessible to AIFUL's customers, including the Company's own units, to 79,043.

These network improvements were accompanied by a variety of marketing measures. AIFUL's strategy calls for the continued development of a diverse line-up of unsecured loans and other products to meet a broader range of customer needs. At the same time, AIFUL responded to the continuing increase in personal bankruptcies and rising unemployment by working to control bad debts through improvements in the accuracy of credit assessment procedures, including introduction of the Company's revised sixth scoring system.

AIFUL's total number of new unsecured loan customers continued to rise, following on from the previous year's trend. The final figure for the year was 480,000. Real estate- secured loans and business loans were the focus of efforts to establish product lineups up to the task of supporting the growth of the AIFUL Group after the unsecured loan market reaches its predicted maturity.

New Additions to Wholly Owned Subsidiaries

Preparing for the predicted maturity of the unsecured loan market, the AIFUL Group is driving forth aggressively with M&A strategies geared toward realizing economies of scale through the expansion of balance share. March 2000 resulted in two new additions to the group in the form of Happy Credit Co., Ltd. and Sky Co., Ltd., and April saw Shinwa Co., Ltd. also become a wholly owned AIFUL subsidiary. As of June 1, 2000, Happy Credit Co., Ltd. (formed through the merger of the former Happy Credit Co., Ltd. and Sky Co., Ltd.) and Shinwa Co., Ltd. have been active as fully-fledged members of the AIFUL Group.

Life Company Joins the AIFUL Group

In addition to these acquisitions of companies within the consumer finance industry, the year under review witnessed AIFUL's first acquisition of a company active in a different industry. Selected as sponsor for the revitalization of Life Company, which went bankrupt in May 2000 and had been a major force in the credit industry, AIFUL made the company a wholly owned subsidiary on March 28, 2001.

Boasting solid results up until 1992, Life thereafter over-concentrated management resources in system development, fatally weakening marketing operations. With the end of the bubble era and the subsequent drop in consumer spending, the company's operating revenues plummeted. Bad debts accumulated in the corporate and securitized loan businesses, pulling results down. Major banks grew reluctant to provide capital and preparations for temporary nationalization pushed the company into a corner financially. As a result, an application was made for corporate revitalization on May 19, 2000. Life was a leader in the credit and credit card industries, possessed of a wealth of business know-how, a diverse customer base, excellent systems and infrastructure, and a solid brand name. With the completion of revitalization procedures, the company has been freed of the difficulties brought on by bad debts, and is now in a position to make a return to the financial robustness it previously displayed.

Moreover, the combination of the company's extant management base and AIFUL's individual credit investigation skills and systems will give rise to new synergies. Management is confident that these will in turn tie into new robustness in operating base, heightened brand strength, and dramatic expansion in channels to attract new customers.

As a result of the above factors, the total balance of loans outstanding at the end of the year came to 1,407,636 million yen. Of this total, 1,167,837 million yen was accounted for by unsecured loans and 227,600 million yen by secured loans. Small business loans at the end of the year totaled 12,198 million yen, while installment receivable came to 229,460 million yen.

The above numbers were accounted in 146,594 million yen by off-balance outstanding loans and 119,681 million yen by installment receivables due to liquidization of receivables.

Internet Cashing Measures

AIFUL commenced full-scale operation of its Internet cashing service in April 2000, under the brand name "e-Cashing." That the Internet has brought with it a wealth of new business opportunities has become increasingly clear, as its influence has spread far outside of the U.S. However, Japan is proving regrettably slow in this respect, due to stubbornly high communications costs and a low ceiling on the information capacity of existing networks. It cannot yet be claimed that the Internet is available to all, anyplace, anytime. However, AIFUL is confident that when the appropriate infrastructure and user environments are put in place, the Internet will provide opportunities for customer base expansion of a type not seen since the introduction of automatic loan units. Preparations to take advantage of burgeoning customer need in this exciting area are well under way.

Financing

AIFUL Corporation's capital procurement efforts continued to gain ground during the year under review. To insulate the Company against the effect of the Bank of Japan abandoning its zero interest rate policy, the Company obtained long-term loans, fixed the interest rates paid by the Company through various interest rate hedges, and increased the percentage of capital raised directly by issuing corporate bonds. As a result AIFUL Corporation has been almost completely unaffected by the changing interest rate environment.

On a different note, the steady growth of balance of loans outstanding and the capital invested in Life during the year under review led AIFUL to issue standard domestic bonds to the sum of 220,000 million yen. This was part of efforts to procure more

capital directly from markets, and took the direct capital procurement ratio to 31.67% at the end of the year. AIFUL will continue to diversify capital procurement methods and strive to obtain low-cost, stable sources of funding.

Cash Flows

Cash and cash equivalents at the end of the year under review rose to 153,435 million yen in spite of an increase in the balance of loans outstanding and the expenditures incurred by aggressive M&A strategies. This was due to the capital procured through an increase in long-term loans and the issue of bonds.

Net cash used in operating activities fell 97,559 million yen due to an increase in balance of loans outstanding. Net cash used in investing activities fell 69,477 million yen, due to the taking on of the receivables of Happy Credit Co., Ltd. and Sky Co., Ltd., and the provision of capital to and the paying off of debts of behalf of, Life Company.

Accompanying these increases in operating and investing activities were financial activities in the form of long-term loans and bond issuances. These capital procurement efforts increased net cash from financial activities by 238,072 million yen.

Operating Results

As a result of the above activities, on a non-conslidated basis, operating revenue for the year rose 13.5% to 270,827 million yen. Ordinary income climbed 21.6% to 103,372 million yen, a result that represented the achievement of ordinary income targets set down in the 7th Medium-Term Management Plan (10 billion yenfor the year ended March 2002), a year in advance. Net income increased 10.0%, to 48,512 million yen. On a consolidated basis, operating revenue totaled 280,656 million yen, ordinary income came to 103,533 million yen, and net income was 48,252 million yen.

. Note: This is the first year that AIFUL Corporation has produced Consolidated Statements of Cash Flows. Accordingly, year-on-year cash flow comparisons have not been made.

Consolidated financial statements have been produced. As such, no comparison of results have been made with previous year.

4. Consolidated Financial Statements

(1) Consolidated Balance Sheets

Assets	Millions of Yen (As of March 31) 2001	%
Current Assets:		
Cash and cash equivalents	155,491	
Loans	1,261,041	
Installment receivables	109,779	
Credit guarantee receivables	184,778	
Property and stored goods	3,035	
Deferred tax assets	12,865	
Short-term loans	436	
Other	32,202	
Allowance for bad debts	(82,561)	
Total current assets	1,677,069	89.9
Fixed Assets:		
Tangible Fixed Assets:		
Buildings and structures	23,749	
Machinery and vehicles	96	
Equipment and fixtures	5,965	
Rental assets	87	
Land	45,955	
Construction in progress account	25	
Total tangible fixed assets	75,879	4.1
Intangible Fixed Assets:		
Software	7,178	
Telephone rights	774	
Consolidation adjustment account	36,834	
Other	48	
Total non-tangible fixed assets	**44,836**	2.4
Investments and Other Fixed Assets:		
Investments in securities	8,641	
Claims in bankruptcy	11,858	
Long-term loans	12,348	
Lease deposits and guarantees	10,944	
Deferred tax assets	9,119	
Loss on deferred hedge	20,090	
Other	9,269	
Allowance for bad debts	(15,833)	
Total investments and other fixed assets	**66,440**	3.5
Total fixed assets	**187,155**	10.0
Deferred Assets:		
Bond issuing expenses	1,311	
Total deferred assets	1,311	0.1
Total Assets	1,865,537	100.0

Consolidated Balance Sheets (cont.)

	Millions of Yen (As of March 31) 2001	
Liabilities and Shareholders' Equity		%
Current Liabilities:		
Trade notes and accounts payable	26,420	
Credit guarantees payable	184,778	
Short-term debt	32,323	
Current portion of bonds	36,000	
Current portion of long-term debt	315,200	
Commercial paper	15,000	
Income taxes payable	25,861	
Accrued bonuses	3,738	
Gains on deferred installments	5,281	
Other	44,656	
Total current liabilities	**689,259**	**36.9**
Long-Term Liabilities:		
Bonds	341,500	
Long-term debt	499,241	
Allowance for retirement benefits for employees	6,189	
Allowance for retirement benefits for directors	954	
Interest swaps	20,090	
Other	602	
Total long-term liabilities	**868,578**	**46.6**
Total Liabilities	1,557,838	83.5
Minority Interests:		
Minority Interests	1,149	0.1
Shareholders' Equity:		
Common stock	39,788	2.1
Additional paid-in capital	50,527	2.7
Consolidated retained earnings	215,978	11.6
Valuation gain or loss on other marketable securities	255	0.0
Treasury stock	(0)	(0.0)
Total Shareholders' Equity	**306,549**	16.4
Total Liabilities, Minority Interests and Shareholders' Equity	**1,865,537**	100.0

(2) Consolidated Statement of Income

	Millions of Yen Fiscal year ended (March 31, 2001) 2001	
		%
Operating revenue	280,656	100.0
Interest on loans to customers	272,236	97.0
Financial revenue - other	341	0.1
Interest on bank deposit	99	
Interest on marketable securities	0	
Interest on loans	240	
Other	1	
Operating revenue - other	8,078	2.9
Sales of property	40	
Revenue from service business	1,303	
Bad debts write-off recovery	3,509	
Other	3,225	
Operating expenses	176,323	62.8
Financial expenses	28,934	10.3
Interest expense	20,908	
Other	8,025	
Cost of sales	435	0.2
Cost of sales of property	56	
Cost of sales of restaurant business	378	
Other	146,953	52.3
Operating income	104,333	37.2
Non-operating income	1,061	0.4
Interest on loans	106	
Dividends received	90	
Insurance dividends received	474	
Other	390	
Non-operating expenses	1,862	0.7
Transfer to allowance for bad debts	1,064	
Amortization of bond issuing expenses	187	
Other	610	
Ordinary income	103,533	36.9
Extraordinary income	77	0.0
Allowance for bad debts from previous year	76	
Other	1	
Extraordinary losses	11,036	3.9
Loss on sale of fixed assets	1,555	
Loss on valuation of investment securities	1,531	
Transfers to allowance for bad debts	998	
Loan losses	5,500	
Differences of change in retirement benefit accounting	1,024	
Other	426	
Income before taxes	92,753	33.0
Corporate tax, local and enterprise taxes	46,204	16.5
Adjustment on corporate tax, etc.	(1,832)	0.7
Loss of minority shareholders	50	0.0
Net income	48,252	17.2

(3) Consolidated Statement of Retained Earnings

	Millions of Yen Fiscal year ended (March 31, 2001) 2001	
Consolidated retained earnings at the beginning of the period		171,237
Reductions to consolidated retained earnings		
Cash dividends	3,413	
Directors and auditors' bonuses	99	3,512
Current period net income		48,252
Consolidated retained earnings at the end of the period		**215,978**

(4) Consolidated Statement of Cash Flows

	Millions of Yen Fiscal year ended (March 31, 2001) 2001
I. Cash flow from operating activities	
Net income before taxes	92,573
Depreciation and amortization	4,281
Write-down of consolidation adjustment account	435
Loss on valuation of investment securities	1,531
Increase in allowance for bad debts	6,462
Increase in accrued bonuses	355
Increase in allowance for retirement benefits for employees	2,031
Increase in allowance for retirement benefits for directors	38
Non-operating interest on loans and cash dividends	(196)
Amortization of bond issuing expenses	938
Loss on sale of tangible fixed assets	1,554
Loss on disposal of tangible fixed assets	381
Loss on sale of investment securities	2
Bonuses paid to directors	(99)
Increase in loans to customers	(166,813)
Decrease in claims in bankruptcy	4,166
Increase in stored goods	(296)
Decrease in prepaid expenses	433
Decrease in long-term prepaid expenses	(529)
Increase in other current assets	(3,537)
Increase in other current liabilities	4,701
Other	(165)
Sub-total	(51,748)
Non-operating interest on loans and cash dividends	196
Payments for corporate and other taxes	(46,008)
Cash flow from operating activities	(97,559)
II. Cash flow from investing activities	
Disbursements for investments in term deposits	(685)
Revenue from payments of term deposits	925
Increase in beneficial interest in trusts	1,999
Disbursement for purchase of loans accompanying the transfer of business from acquired companies	(22,094)
Payments for acquisition of other assets by business transfer	(508)
Funds used for purchase of tangible fixed assets	(5,380)
Gain on sale of tangible fixed assets	240
Funds used for purchase of intangible fixed assets	(487)
Funds used for purchase of investment securities	(19)
Funds provided by sale of investment securities	10
Payments for acquisition of subsidiaries' stock in change of consolidation	(48,416)
Payments for acquisition of subsidiaries by exchange of stocks	(130)
Funds used for acquisition of paid-in capital	(250)
Funds provided by sale of paid-in capital	171

Gain on collection of long-term loans receivable	65
Funds used for purchases of investments and other assets	(304)
Funds provided from sales of investments and other assets	531
Other	4,856
Cash flow from investing activities	(69,477)
III. Cash flow from financing activities	
Increase in short-term debt	97,422
Payments for repayment of short-term debt	(172,069)
Increase in long-term debt	405,417
Repayments of long-term debt	(296,755)
Cash from issue of corporate bonds	206,270
Increase in treasury stock	0
Gain on payments from minor shareholders for establishment of subsidiaries/affiliates	1,200
Cash dividends paid	(3,413)
Cash flow from financing activities	238,072
IV. Conversion difference related to cash and cash equivalents	-
V. Increase in cash and cash equivalents	71,035
VI. Balance of cash and cash equivalents at beginning of period	81,019
VII. Increase in cash and cash equivalents from new consolidations	1,380
VIII. Balance of cash and cash equivalents at the end of period	153,435

5. Significant Accounting Policies Relating to the Financial Statements

A. Matters pertaining to consolidation

1) Number of consolidated subsidiaries:
5 companies

Names of consolidated subsidiaries: Life Co., Ltd., Sanyo Credit Co., Ltd., Shinwa Co., Ltd., Businext Corporation, Happy Credit Co., Ltd.

Life Co., Ltd. and Sanyo Credit Co., Ltd. are consolidated only on the balance sheets as the Company only started to control them at the end of the current consolidated accounting period.

2) Number of non-consolidated subsidiaries:
5 companies

Names of non-consolidated subsidiaries, MARUTOH COMPANY LIMITED and other 4 companies.

(Reasons the companies are excluded from consolidation)

The Company's five non-consolidated subsidiaries (including MARUTOH COMPANY LIMITED) and two affiliated companies (including Sysnet Limited) have not adopted equity method accounting. This is due to the fact that they are small in size, and the sum of net profit/loss and retained earnings equivalent to the Company's share of their equity has a small effect on the consolidated financial statements.

B. Matters concerning the application of equity method accounting

Because MARUTOH COMPANY LIMITED (non-consolidated subsidiary) and Sysnet Limited (affiliated company) are small in size and the sums of the seven companies' total assets, operating revenue, consolidated net profit or loss (amount equivalent to equity) and retained earnings (amount equivalent to equity) have a small effect on the consolidated financial statements, they have been excluded from the application of equity method accounting.

C. Matters pertaining to the settlement dates of consolidated subsidiaries

The settlement dates of consolidated subsidiaries are the same as those of the parent company.

D. Accounting principles used for Standard accounting treatment

1) Appraisal standards and methods for principal assets:

① Investments in securities:

- Other Marketable securities:
  - Securities valued at market: Market value method based on the market prices on the settlement date All valuation differences are reflected directly in shareholders' equity, the sale price being computed using the moving average method.
  - Securities not valued at market:
    Cost method, cost being determined by the moving average method

② Derivatives: Market value method

③ Property and stored goods:

- Property for sale:
  Lower of cost or market, cost being determined based on the identified cost method

  Property leased under a land lease contract is depreciated in accordance with the method used for tangible fixed assets.

- Property in the process of being sold:
  Cost method, cost being determined by the identified cost method

- Stored goods:
  Latest purchase cost method

2) Depreciation methods for depreciable assets:

① Tangible fixed assets:

- Declining-balance method based on useful lives as follows:

Buildings and structures:	3 – 50 years
Machinery and vehicles:	2 – 15 years
Equipment and fixtures:	2 – 20 years

② Intangible fixed assets:

- Software:
  Straight-line method based on the assumed useful life for internal use (5 years)

- Other:
  Straight-line method based on the useful life provisions of the Corporate Income Tax Law

- Long-term prepaid expenses:
  Straight-line depreciation method

3) Accounting standards for allowances and reserves:

① Allowance for bad debts:

Provision for losses on bad debts is made up to the maximum allowable based on individual assessments and the actual percentage of bad loan write-offs, as prescribed in the Corporate Income Tax Law. If that amount is deemed to be insufficient, additional provision is made.

② Reserve for accrued bonuses:

Provision for accrued bonuses to employees is made by appropriating an amount based on estimated total bonuses that will be paid during the year.

③ Allowance for retirement benefits for employees:

In order to provide for retirement allowances the company accrues an amount equivalent to the amount that would be paid if the payment occurred at the end of the current consolidated accounting period, based on the projected amount of retirement allowance liabilities and pension assets at the end of the consolidated accounting fiscal year. The Company will treat the entire variance at the time accounting standards were changed, or variance due to calculation as a depreciation expence in a lump sum during the current consolidated accounting period.

④ Allowance for retirement benefits for directors:

The Company provides for retirement benefits for deirectors by determining the estimated amount that

would be paid if all directors retired on the balance sheet date, based upon the pertinent rules of the Commercial Code.

4) Accounting standards for revenues and expenses:

① Interest on loans to customers:

Interest on loans to customers is recorded in accordance with accrual standards. Uncollected interest is recorded at the lower of the maximum legal interest rate and the pertinent Company interest rate.

② Accounting standards for credit revenue:

a) Commission charges from customers and franchised stores based upon add-on systems are treated as deferred credit profits in a lump sum at the time the credit contract is concluded, and transferred to revenues at the time the bill is made. However, customer commission charges based upon the reserve-on-balance or revolving styles are treated as revenues at the time the bill is made.

b) The segment revenue distribution method, based on the add-on system, is the 7:8method. However, no values have been recorded the fiscal year under review.

③ Accounting treatment of interest on debt:

Interest on debt used to provide consumer loans is accounted for as financial expenses and included in operating expenses. All other interest expenses are accounted for as interest payments in non-operating expenses.

5) Accounting treatment for lease transactions:

In finance lease transactions, other than those in which the title of the leased asset is deemed to be transferred to the lessee, finance leases are treated according to the method used for ordinary loan transactions, mutatis mutandis.

6) Conversion standards for assets and liabilities in foreign currency:

Assets and liabilities in foreign currency are converted directly into yen using exchange rates valid on March 31, 2001. Conversion disparities are recorded as profits and losses.

7) Hedge accounting methods:

① Hedge accounting method:

The Company uses deferred hedge accounting. The Company uses special accounting rules, however, for interest swaps and cap transactions where appropriate.

② Hedging methods and hedged transactions

- Hedging methods:
Interest caps and interest swaps

- Hedged transactions:
Borrowing that will change the Company's cash flow depending upon changes in market interest rates (floating rate bank borrowing and corporate bonds).

③ Hedging policy:

The Company uses hedge transactions to keep the percentage of fixed interest rate capital below a specified percentage of total capital funds procured.

④ Evaluation of hedge effectiveness:

The Company determines the effectiveness of its hedging transactions based on a method of ratio analysis covering cumulative changes over the past ten-year period.

8) Accounting treatment of consumption taxes:

Consumption taxes are taken out of all Statement of Income items and Balance Sheet items. Consumption taxes for fixed assets that are not subject to the exclusion, however, are included in "Other" under Investment and Other Assets and are written off using the straight-line method over a five-year period.

E. Matters pertaining to the valuation of consolidated subsidiaries' assets and liabilities

Assets and liabilities of consolidated subsidiaries are all evaluated using the market value method.

F. Write-off of the consolidation adjustment account

The Company writes off the consolidation adjustment account using the straight-line method over a ten-year period. Items that do not have a significant effect on the consolidated financial statements, however, are written off completely in the year in which the adjustment is made.

G. Matters pertaining to appropriation of profit-related items

Consolidated statements of retained earnings are based upon appropriated profit settled during the consolidated fiscal year.

H. Cash and cash equivalents on the consolidated statement of cash flows

Cash and cash equivalents shown on the Consolidated Statement of Cash Flows include cash on hand, demand deposits, and highly liquid short-term investments that mature within three months of the date of acquisition that can be easily converted into

Notes

Notes to the Consolidated Balance Sheets

1. Additional paid-in capital includes an increase of 8,651 million yen as a result of exchange stocks with Shinwa Company Ltd. This includes a difference of 4,217 million yen recorded as a result of the valuation of a newly consolidated subsidiary.

	Millions of Yen
	As of March 31, 2001
2. Total accumulated depreciation for tangible fixed assets	32,156

3. Assets pledged as collateral and corresponding liabilities:

(1) Assets pledged as collateral

Deposits	393
Loans	541,725
Buildings	2,218
Structures	8
Machinery and equipment	74
Land	8,204
Investments in securities	397
Total	553,022

(2) Corresponding liabilities

Short-term debt	15,260
Current portion of long-term debt	170,819
Long-term debt	289,711
Other	294
Total	476,085

In addition to the above, the Company has contracted to offer loans as collateral in response to borrowers' requests to the sum of 7,000 million yen for short-term debt, 55,629 million yen for current portion of long-term debt and 72,700 million yen for long-term debt. The Company has also offered 3,730 million yen for cash and cash equivalents as collateral for swap transactions.

4. Value of stock of non-consolidated subsidiaries and affiliates included in investments in securities: 409 million yen

5. Installment receivables:

	Millions of Yen
	As of March 31, 2001
Card shopping	36,032
Per item shoppong	50,575
Guarantees	23,137
Leases	21
Other	11
Total	109,779

For Life Co., Ltd. and Sanyo Credit Co., Ltd., only the end of period balances are recorded, as the Company only began to control those companies at the end of the current consolidated accounting period.

6. Insallment deferred profit:

Segments	Millions of Yen As of March 31, 2001
Card shopping	163(23)
Per item	1,967(148)
Guarantees	2,949(0)
Loans	200(-)
Total	5,281(172)

Note 1: Figures above in parentheses are commission charges from franchised stores on internal memorandums..
2: Figures above include on ly balances at the end of the current accounting period, as the stock acquisition date of Life Co., Ltd. and Sanyo Credit Co., Ltd., was the end of the current fiscal year.

7. Liquidization of receivables

Loans and installment receivables include an off-balance amount for 266,275 million yen accompanied by the liquidation of the claim contents shown below:

	Millions of Yen As of March 31, 2001
Loans	146,594
Installment receivables	119,681
Total	266,275

8. Bad Debts

The bad debts included in Loans and Claims in Bankruptcy are shown below:

	Millions of Yen		
	Unsecured loans	Assets other than unsecured loans	Total
Claims in bankruptcy	—	13,071	13,071
Loans in arrears	13,411	12,232	25,644
Loans in arrears longer than 3 months	5,526	1,669	7,196
Loans with adjusted terms	33,941	61	34,002
Total	52,880	27,033	79,913

Explanations each of the above items follow.

Claims in bankruptcy

"Claims in bankruptcy" refers to loans that are included in loans on which principal or interest payments have been continuously late for a considerable period of time for the reasons cited in Article 96 Paragraph 1 Number 3 Items B through E of the Corporate Income Tax Law Execution Ordinance (1965, Ordinance No. 97) or for the reasons set forth in Number 4 of the same paragraph. The Company sets aside a reserve for bad debts that is equivalent to the amount the Company believes it will be unable to recover based on an evaluation of each loan.

Loans in arrears

"Loans in arrears" refers to loans other than claims in bankruptcy for which unpaid interest is not accrued. This excludes loans, however, that are included in loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower such as reduction or exemption of interest or extension of the repayment period, on which the Company is periodically receiving payments.

Loans in arrears longer than 3 months

"Loans in arrears longer than 3 months" refers to loans for which the principal or interest payment is three or months overdue from the day following the scheduled payment date and that are not regarded as claims in bankruptcy or loans in arrears.

Loans with adjusted terms

"Loans with adjusted terms" refers to loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower such as reduction or exemption of interest or extension of the repayment period, on which the Company is periodically receiving payments and that are not regarded as claims in bankruptcy, loans in arrears or loans in arrears longer than 3 months.

Notes to the Consolidated Statements of Income

	Millions of Yen Fiscal year ended (March 31, 2001)
Details of other operating expenses are provided below	
Commissions	10,791
Advertising expenses	17,652
Loan losses	3,837
Amount transferred to the allowance for bad debts	47,869
Employee salaries and bonuses	17,631
Transferred to accrued bonuses	2,333
Retirement benefit expenses	1,992
Consolidation adjustment account write-off	435

Notes to the Consolidated Statement of Cash Flows

1. Relationship between the balance of cash and cash equivalents at the end of the period and the amounts recorded in the categories shown on the consolidated balance sheets:

	Millions of Yen
Cash and cash equivalents account	155,491
Term deposits with maturity greater than 3 months	(2,055)
Cash and cash equivalents	153,435

2. Details of the assets and liabilities of Life Co., Ltd. and Sanyo Co., Ltd., when that Company become a consolidated subsidiary through an exchange of capital

	Millions of yen
Current assets	421,559
Fixed assets	25,667
Consolidation adjustment account	32,921
Current liabilities	(341,913)
Long-term liabilities	(5,231)
Minority interests	(12,000)
Stock purchase price	121,004
Cash and cash equivalents	(72,587)
Difference:	48,416

3. Assets and liabilities of Shinwa Co., Ltd., which was newly consolidated through an exchange of stock

	Millions of Yen
Current assets	14,900
Fixed assets	1,509
Consolidation adjustment account	4,347
Current liabilities	(6,919)
Long-term liabilities	(5,056)
Shinwa Co., Ltd. acquisition price	8,781
Price of new shares issued through the exchange of stock	(8,651)
Difference	130

4. Other non-cash transactions

The Company issued 721,500 shares of common stock through an exchange of stock to make Shinwa Co., Ltd. a wholly owned subsidiary, under article 358 of the commercial code.

	Millions of Yen
Increase in common stock based on the issue of new shares	36
Increase in legal reserves based on the issue of new shares	8,615
Total	8,651

5. Segment information

(1) Segment information by type of business

- Current fiscal year consolidated accounting period (From April 1, 2000 to March 31, 2001)
- The Company has omitted segment information by type of business, as the consumer loan business accounts for more than 90% of total operating revenues and operating expenses in all of the Company's business segments.

(2) Segment information by location

- Current fiscal year consolidated accounting period (From April 1, 2000 to March 31, 2001)
- The Company does not report segment information by location, as the Company does not have any consolidated subsidiaries or important offices located in countries or regions outside of Japan.

(3) Foreign sales

- Current fiscal year consolidated accounting period (From April 1, 2000 to March 31, 2001)
- The Company did not have any foreign sales during the current fiscal year consolidated accounting period.

6. Notes to Lease Transactions

(1) Finance lease transactions except leases under which the title of the leased asset is deemed to be transferred to the lessee

A. Acquisition cost, accumulated depreciation and period ending balance of lease assets

	Millions of Yen		
	As of March 31, 2001		
	Acquisition cost	Accumulated depreciation	Fiscal year ending balance
Vehicles	489	276	212
Equipment and fixtures	29,715	21,204	8,511
Equipment attached to buildings	7	0	7
Total	30,212	21,480	8,731

B. Outstanding balance of future lease payments at the end of the period:

	Millions of Yen
Within one year	5,251
Over one year	6,505
Total	11,756

C. Amount of lease fee payments, depreciation expense and interest expense

	Millions of Yen
Lease fee payments	6,322
Depreciation expenses	5,532
Interest expenses	414

D. Accounting method for the amount equivalent to depreciation expenses:

Calculated by assuming the lease term is the depreciable life and depreciating the remaining amount to zero using the straight-line method.

E. Accounting method for the amount equivalent to interest expenses:

Interest expense for lease assets is calculated as the difference between the total lease payments and the acquisition price of the leased assets, with the amount allocated to each accounting period using the interest method.

(2) Operating lease transactions:

A. Leases in progress:

	Millions of Yen
Within one year	51
Over one year	93
Total	144

7. Transactions with concerned parties
(Consolidated accounting period from April 1, 2000 to March 31, 2001)

(1) Directors and major individual shareholders:
Property: Director
Name: Yoshitaka Fukuda
Address: -
Capital or investment in capital (Millions of yen): -
Operating activities or occupation: President of the Company, and Kyoto Data Center Co., Ltd.
Ratio of ownership of voting rights (%): 32.61% of direct voting rights
Transactions: Land lease, payment of fees relating to the provision of personal credit information
Transaction amounts: 19 million yen (Land leases),
27 million yen (payment of fees relating to the provision of personal credit information)
Item: -
Balance at period-end: -

Business terms and related decision-making policies:

Lease transactions on land owned by Yoshitaka Fukuda, the Company's representative director, are based upon values given by real estate appraisers. Business terms and related decision-making policies are similar to those with companies that do not have a specific relationship with the Company.

Notes: 1: Transactions with Kyoto Data Center are so-called third-party transaction.
2: Transaction amounts shown above do not include consumption tax.

8. Tax effect accounting:

	Millions of yen As of March 31, 2001
1. Principal cause of deferred tax assets and liabilities:	
Deferred tax assets:	
Loss carried forward	30,443
Excess amount transferred to allowance for bad debts accounts	8,564
Transfers to allowance for retirement benefits	2,498
Excess amount of depreciation and amortization	2,287
Accrued income tax	1,846
Appraised property	945
Excess amount transferred to accrued bonus	937
Denied amount of bad debts depreciation	516
Other deferred tax assets	1,963
Sub-total of deferred tax assets	50,004
Valuation allowance	(27,833)
Total deferred tax assets	22,170

Deferred tax liabilities:

Differences in evaluation of other marketable securities	(184)
Other deferred tax liabilities	0
Total deferred tax liabilities	(185)
Net deferred tax assets	21,985

Note: Net deferred tax assets during the current fiscal year is included in the consolidated balance sheets as follows:

	Millions of yen
	As of March 31, 2001
Current assets – deferred tax assets	12,865
Fixed assets – deferred tax assets	9,119
Current assets – deferred tax liabilities	-
Fixed assets – deferred tax liabilities	-

2. Principal items which caused differences between statutory effective tax rate and income tax charge rate after adoption of tax effect accounting:

Statutory effective tariff	41.9%
(Adjusted)	
Tax on reserves	4.5%
Per capita inhabitant tax	0.9%
Depreciation of goodwill not included in losses	0.4%
Other	0.1%
Charge rate of income tax after adoption of tax effect accounting	47.9%

9. Marketable securities:

(1) Other marketable securities with market value:

	Millions of Yen As of March 31, 2001 Acquisition value	Value stated on consolidated balance sheet on consolidated settlement date	Differnce
Market value exceeding amount stated on the consolidated balance sheet:			
① Stocks	1,309	2,139	829
② Bonds	270	271	1
Sub total	1,579	2,410	830
Market value not exceeding amount stated on the consolidated balance sheet:			
① Stocks	4,463	3,872	(590)
② Bonds	9	9	-
Sub total	4,473	3,882	(590)
Total	6,052	6,292	239

(2) Other marketable securities sold during the current fiscal year:

	Millions of Yen Fiscal year ended March 31, 2001
Sale price	1,716
Total gain on sale	0
Total loss on sale	5

(3) Marketable securities without market price:

	Millions of Yen As of March 31, 2001 Value stated on consolidated balance sheet
A. Bond in purpose of ownership by expiration period:	
① Non-listed foreign bonds	8
② Discount bank debentures	0
Total	8
B. Other marketable securities	
① Non-listed stocks (excluding OTC stocks)	1,930
Total	1,930
C. Stock of subsidiaries and affiliated companies	
① Stock of subsidiaries	100
② Stock of affiliated companies	309
Total	409

(4) Other marketable securities with expiration period and depreciation amount of bonds in purpose of ownership by expiration period scheduled after consolidated settlement date:

	Millions of Yen Within one year	One year to five years	Five years to ten years	Over ten years
Segment:				
Bonds				
National and local bonds	–	280	–	–
Corporate bonds	–	10	–	–
Other	0	–	–	–
Total	0	290	–	–

10. Derivative transactions

Derivative transactions for the prior fiscal year are included as the notes to the consolidated financial statements.

	Millions of yen			
	As of March 31, 2001			
	Contract value	(Over one year)	Market value	Loss & profit on valuation
Transactions other than market transactions				
Purchase of interest caps	1,500 26*	1,000 20*	1	(24)
Total	—	—	1	(24)

Note 1: Market value calculations are based upon the values indicated by the relevant financial institutions.

2: Interest rate cap transactions to which hedge accounting is applied are not stated.

3: The Company has paid premiums for interest cap transactions. Amounts marked with asterisks are recorded on the consolidated balance sheets.

4: Assumed principals in interest cap transactions are not actually received, but serve as a basis for calculations. Accordingly, they do not act as indicators for market and credit risks of the Companys.

11. Retirement benefits

1. The Company and its consolidated subsidiaries have established welfare pension funds, approved retirement annuities and retirement lump sum grant systems as regular benefit plans.

2. Retirement benefit liabilities:

	Millions of yen
	As of March 31, 2001
(1) Retirement benefit liabilities	(18,361)
(2) Pension assets	11,424
(3) Unreserved retirement benefit liabilities	(4,641)
(4) Difference between provisional and actuarial calculations	747
(5) Net balance sheet amounts	6,189
(6) Retirement benefit allowance	6,189

3. Retirement benefit expenses:

	Millions of yen
	As of March 31, 2001
(1) Service expense (Note 1)	813
(2) Interest expense	125
(3) Expected investment income	(92)

(4) Expenses relating to differences due to change of accounting standards (Note 2)	1,024
(5) Difference between provisional and actuarial calculations	1,144
(6) Retirement benefit expenses	3,017

Note 1: Employees' contributions to welfare pension funds have been deducted.

2: This item has been treated collectively as an extraordinary loss.

4. Calculation standards for retirement benefit liabilities:

(1) Predicted retirement benefit periodical distribution method: Fixed amount standard

(2) Discount rate: 3.0%

(3) Expected investment income rate: 3.0~3.5%

(4) Number of years to treat difference between provisional and actuarial calculations: Mainly collective treatment in fiscal year of accrual

(5) Number of years to treat difference between provisional and actuarial calculations: Collective treatment in fiscal year of accrual

12. Business Results

(1) Operating Revenue

		Millions of Yen Fiscal year ended (March 31, 2001) Amount	 Ratio (%)
Interest on loans to customers			
	Unsecured loans	234,374	83.5
	Secured loans	34,974	12.5
	Small business loans	2,888	1.0
	Sub-total	272,236	97.0
Other financial revenue	Interest on deposits	99	0.0
	Interest on marketable securities	0	0.0
	Interest on loans	240	0.1
	Other	1	0.0
	Sub-total	341	0.1
Other operating revenue	Sales of property	40	0.0
	Revenue from service business	1,303	0.5
	Bad debt write-off recovery	3,509	1.3
	Other	3,225	1.1
	Sub-total	8,078	2.9
	Total	280,656	100.0

Note: "Other" included in "Other operating revenue" consists of clerical fees and property rents.

(2) Other operating indicators

	Millions of Yen – except per share data As of March 31,2001
Total amount of loans outstanding	1,407,636
Unsecured loans	1,167,837
Secured loans	227,600
Small business loans	12,198
Number of customer accounts	3,043,022
Unsecured loans	2,971,826
Secured loans	61,025
Small business loans	10,171
Number of branches	1,771
Staffed branches	687
Unstaffed branches	1,067
Branches for secured loans	4
Restaurant stores	10
Karaoke parlors	3
Number of "Ojidosan" loan-contracting machines	1,636
Number of ATM units	79,043
Company-owned	1,995
Owned by business affiliates	77,048
Number of employees	5,750
Bad debt write-off	41,982
Allowance for bad debts	98,395
Net income per share (yen)	569.32
Net assets per share (yen)	3,611.74

Notes 1. Total amount of loans outstanding and the number of customer accounts do not include loans and customer accounts related to claims in bankruptcy. Furthermore, 146,594 million yen of off-balance sheet operating loans have been included as a result of liquidation of claims. Depreciation of bad debts does not include losses for 5,347 million yen of claims in bankruptcy and claims in correction.

AIFUL CORPORATION

Non-Consolidated
Financial Summary

All financial information has been prepared in accordance with generally accepted accounting principles in Japan. Amounts shown in this accounting report and in the attached material have been rounded down to the nearest million yen. This document is an English translation of the Japanese-language original.

FY2001

(Ended March 31, 2001)

—Note : Forward Looking Statements—

The figures contained in this Financial Summary with respect to AIFUL's plans and strategies and other statements that are not historical facts are forward-looking statements about the future Performance of AIFUL which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in AIFUL's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on the AIFUL's debt and legal limits on interest rates charged by AIFUL. This Financial Summary does not constitute any offer of any securities for sale.

AIFUL Corporation (8515)

May 17, 2001

Financial Statements (Non-Consolidated)

For the fiscal year ended March 31, 2001

AIFUL Corporation (8515)

Head office:	Kyoto City
Inquires contact:	Kenichi Kayama, General Manager, Public Relations Department TEL (03) 3274 - 3560
Listing exchanges:	Tokyo, Osaka
Date of the Board of Directors' meeting:	May 17, 2001
Date of Shareholders' meeting:	June 27, 2001
Commencement of interim dividend:	Yes

1. Non-Consolidated Business Results for the Fiscal Year Ended March 31, 2001

(1) Non-Consolidated Operating Results

	Millions of Yen Fiscal Years Ended March 31			
	2001	% change	2000	% change
Operating Revenue	270,827	13.5 %	238,532	16.4 %
Operating Income	103,319	18.2 %	87,437	21.6 %
Ordinary Income	103,372	21.6 %	85,009	23.5 %
Net Income	48,512	10.0 %	44,104	55.0 %
Net Income per Share (yen)	572.38		786.13	
Net Income per Share Diluted			—	
Return on Equity (%)	17.5		19.3	
Ordinary Income to Shareholders' Equity Ratio (%)	7.5		7.8	
Operating Revenue Ordinary Income Ratio (%)	38.2		35.6	

Notes: 1) Average number of shares issued and outstanding during the period:
Fiscal year ended March 31, 2001: 84,755,420 shares
Fiscal year ended March 31, 2000: 56,103,000 shares
2) Changes in accounting policies: None
3) Percentages shown for operating revenue, operating income, ordinary income and net income show year-on-year change.

(2) Dividends

	Yen Fiscal Years Ended March 31	
	2001	2000
Annual Dividend per Share	50.00	60.00
Interim Dividend per Share	20.00	30.00
Year-End Dividend per Share	30.00	30.00
Total Dividends (Million yen)	4,243	3,366
Dividend Payout Ratio (%)	8.7%	7.6%
Year-End Dividend per Share (%)	1.4%	1.3%

(3) Non-Consolidated Financial Position

	Millions of Yen	
	Fiscal Years Ended March 31	
	2001	2000
Total Assets	1,586,409	1,182,468
Shareholders' Equity	302,601	252,902
Shareholders' Equity Ratio (%)	19.1%	21.4%
Shareholders' Equity per Share of Common Stock (yen)	3,565.21	4,507.83

Note: Number of shares issued and outstanding at year end:
Fiscal year ended March 31, 2001: 84,876,000 shares
Fiscal year ended March 31, 2000: 56,103,000 shares

Non-Consolidated Financial Statements

Non-Consolidated Balance Sheets

Assets	Millions of Yen (As of March 31, 2001)	%	(As of March 31, 2000)	%	Differences	%
Current Assets:		%		%		%
Cash and cash equivalents	**95,768**		80,281		15,487	
Loans	**1,159,734**		1,001,080		158,654	
Short-term investments in securities	**—**		1,600		(1,600)	
Property for sale	**818**		900		(82)	
Property for sale in progress	**1,622**		1,243		378	
Stored goods	**13**		13		(0)	
Prepaid expenses	**4,172**		4,606		(434)	
Deferred tax assets	**9,240**		9,006		233	
Accrued income	**10,372**		8,262		2,110	
Short-term loans	**236**		232		3	
Short-term loans to affiliates	**200**		—		200	
Investment in trusts	**—**		1,999		(1,999)	
Treasury stock	**0**		0		(0)	
Other current assets	**2,154**		841		1,312	
Allowance for bad debts	**(45,115)**		(37,625)		(7,489)	
Total current assets	**1,239,217**	**78.1**	1,072,443	90.7	166,773	15.6
Fixed Assets:						
Tangible Fixed Assets:						
Buildings	**17,339**		14,859		2,479	
Structures	**2,969**		2,772		197	
Machinery and equipment	**89**		90		(0)	
Vehicles	**0**		1		(0)	
Equipment and fixtures	**5,753**		5,674		78	
Land	**41,212**		42,974		(1,762)	
Construction in progress account	**25**		1,079		(1,054)	
Total tangible fixed assets	**67,389**	**4.2**	**67,452**	**5.7**	**(62)**	
Intangible Fixed Assets:						
Software	**2,365**		3,289		(924)	
Telephone rights	**598**		580		18	
Other intangible fixed assets	**3**		3		(0)	
Total intangible fixed assets	**2,966**	**0.2**	3,873	0.3	(906)	
Investments and Other Fixed Assets:						
Investment securities	**4,888**		6,001		(1,113)	
Stock in affiliated companies	**109,745**		287		109,457	
Bonds of affiliated companies	**—**		96		(96)	
Investments in equity other than capital stock	**3,308**		3,330		(21)	
Long-term loans	**8,675**		10,190		(1,515)	
Long-term loans to shareholders and employees	**30**		4,534		(4,503)	
Long-term loans to affiliated companies	**117,550**		3,015		114,535	
Claims in bankruptcy	**11,844**		16,011		(4,166)	
Long-term prepaid expenses	**2,172**		1,616		555	
Deferred tax assets	**1,644**		997		647	
Lease deposits and guarantees	**8,549**		8,474		74	
Loss on deferred hedge	**20,090**		—		20,090	
Other	**2,852**		2,717		134	
Allowance for bad debts	**(15,828)**		(19,094)		3,266	
Total investments and other fixed assets	**275,524**	**17.4**	38,178	3.3	237,346	
Total fixed assets	**345,880**	**21.8**	109,503	9.3	236,377	215.9

Deferred Assets:						
Bond issue costs	**1,311**		521		790	
Total deferred assets	**1,311**	**0.1**	521	0.0	790	151.6
Total Assets	**1,586,409**	**100.0**	1,182,468	100.0	403,941	34.2

Non-Consolidated Balance Sheets (cont.)

	Millions of Yen					
Liabilities and Shareholders' Equity	**(As of March 31, 2001)**		(As of March 31, 2000)		Differences	
Current Liabilities:		%		%		%
Trade notes payable	**3,773**		2,482		1,291	
Accounts payable	**31**		32		(1)	
Short-term debt	**17,500**		13,700		3,800	
Current portion of bonds	**36,000**		30,000		6,000	
Current portion of long-term debt	**312,256**		260,307		51,949	
Commercial paper	**15,000**		15,000		0	
Trade accounts payable	**6,008**		3,869		2,139	
Income taxes payable	**25,530**		25,141		389	
Accrued expenses payable	**2,847**		1,926		920	
Deposits	**356**		322		33	
Income in advance	**25**		16		8	
Accrued bonuses	**2,192**		1,981		210	
Other current liabilities	**373**		227		146	
Total current liabilities	**421,894**	**26.6**	355,008	30.0	66,886	18.8
Long-Term Liabilities:						
Bonds	**341,500**		139,500		202,000	
Long-term debt	**496,917**		433,661		63,256	
Allowance for prior retirement benefits	**—**		126		(126)	
Allowance for retirement benefits for employees	**2,115**		—		2,115	
Allowance for retirement benefits for directors	**945**		909		35	
Interest swaps	**20,090**		—		20,090	
Other long-term liabilities	**345**		360		(15)	
Total long-term liabilities	**861,914**	**54.3**	574,557	48.6	287,357	50.0
Total Liabilities	**1,283,808**	**80.9**	929,565	79.6	354,242	38.1
Shareholders' Equity:						
Common stock	**39,788**	**2.5**	39,752	3.4	36	0.1
Additional paid-in capital	**46,310**	**2.9**	41,912	3.5	4,397	10.5
Surplus reserve	**1,301**	**0.1**	951	0.1	349	36.8
Retained earnings	**214,968**	**13.6**	170,285	14.4	44,682	26.2
General reserve	**164,422**		116,422		48,000	
Unappropriated retained earnings for the period	**50,546**		53,863		(3,317)	
Valuation gain or loss on other marketable securities	**231**	**0.0**	—	—	231	—
Total Shareholders' Equity	**302,601**	**19.1**	252,902	21.4	49,698	19.7
Total Liabilities and Shareholders' Equity	**1,586,409**	**100.0**	1,182,468	100.0	403,941	34.2

Non-Consolidated Statements of Income

	Millions of Yen					
	FY 2001		FY 2000		Differences	
		%		%		%
Operating revenue	**270,827**	**100.0**	238,532	100.0	32,295	13.5
Interest on loans to customers	**262,580**	**97.0**	229,693	96.3	32,887	
Other financial revenue	**338**	**0.1**	251	0.1	87	
Interest on bank deposits	**96**		94		2	
Interest on marketable securities	**0**		1		(0)	
Interest on loans	**240**		154		85	
Other	**1**		1		0	
Other operating revenue	**7,908**	**2.9**	8,587	3.6	(679)	
Sales of property	**40**		1,086		(1,046)	
Revenue from service business	**1,303**		1,473		(170)	
Bad debt write-off recovery	**3,325**		3,144		180	
Other	**3,239**		2,881		357	
Operating expenses	**167,507**	**61.9**	151,095	63.3	16,412	10.9
Financial expenses	**28,682**	**10.6**	25,590	10.7	3,091	
Interest on borrowings	**20,656**		20,925		(268)	
Other	**8,025**		4,665		3,359	
Cost of sales	**435**	**0.2**	1,634	0.7	(1,198)	
Cost of sales of property	**56**		1,208		(1,151)	
Cost of sales - restaurant business	**378**		426		(47)	
Other operating expenses	**138,389**	**51.1**	123,870	51.9	14,519	
Advertising expenses	**17,042**		13,303		3,739	
Commission	**10,462**		10,806		(344)	
Loan losses	**2,174**		1,293		880	
Transfer to allowance for bad debts	**45,115**		37,625		7,489	
Director's salaries and remuneration	**381**		369		11	
Salaries for employees	**16,693**		16,307		386	
Bonus for employees	**2,278**		3,159		(880)	
Provision for bonuses	**2,192**		1,981		210	
Provision for retirement benefits to directors and corporate auditors	**66**		88		(21)	
Welfare expenses	**2,481**		3,176		(694)	
Retirement benefits	1,981		—		1,981	
Rental expenses	**8,293**		8,580		(286)	
Land rent	**6,700**		6,286		414	
Supplies	**1,166**		1,791		(624)	
Repair and maintenance	**2,758**		2,787		(29)	
Communication expenses	**3,403**		3,056		347	
Insurance premiums	**3,358**		3,013		344	
Depreciation and amortization	**4,201**		3,021		1,179	
Consumption tax	**2,917**		2,620		296	
Other	**4,718**		4,600		118	
Operating income	**103,319**	**38.1**	87,437	36.7	15,882	18.2
Non-operating income	**1,726**	**0.6**	667	0.2	1,059	158.8
Interest on loans	**810**		175		634	
Cash dividends	88		71		17	
Dividend on insurance	**474**		198		276	
Investment in anonymous association	**66**		31		35	
Miscellaneous	**285**		191		94	

Non-operating expenses	**1,673**	**0.6**	3,095	1.3	(1,422)	(54.1)
Transfer allowance for bad debts	**1,060**		1,451		(391)	
Write-down of investment in securities	**—**		811		(811)	
Write-down of property for sale	**102**		327		(224)	
Amortization of bond issuance costs	**187**		254		(67)	
Miscellaneous	**322**		250		72	
Ordinary income	**103,372**	**38.2**	85,009	35.6	18,363	21.6
Extraordinary income	**76**	**0.0**	63	0.0	13	20.6
Reversal of allowance for loan losses	**76**		63		13	
Extraordinary losses	**10,973**	**4.1**	362	0.1	10,611	2,931.2
Loss on sale of fixed assets	**1,551**		83		1,468	
Loss on disposal of fixed assets	**314**		213		101	
Loss on valuation of real estate for sale	**—**		30		(30)	
Loss on cancellation of leases	**60**		34		26	
Transfer allowance for bad debts	**998**		—		998	
Loan losses	**5,500**		—		5,500	
Loss on valuation of investment securities	**1,531**		—		1,531	
Loss on valuation of golf club memberships	**26**		—		26	
Differences in change of retirement benefit accounting	**991**		—		991	
Income before income taxes	**92,475**	**34.1**	84,710	35.5	7,765	9.2
Corporate, resident and enterprise taxes	**45,011**	**16.6**	42,398	17.8	2,612	6.2
Corporate tax adjustment	**(1,048)**	**(0.4)**	(1,793)	(0.8)	745	(41.6)
Net income	**48,512**	**17.9**	44,104	18.5	4,407	10.0
Retained earnings brought forward	**3,901**		3,399		502	
Prior year adjustment for tax effect	**—**		8,211		(8,211)	
Interim dividends	**1,697**		1,683		14	
Surplus reserve for interim period dividends	**169**		168		1	
Unappropriated retained earnings for the period	**50,546**		53,863		(3,317)	

Comparative Appropriation of Profit Statement

	Millions of Yen	
	Fiscal year ended (March 31, 2001) June 27, 2001*	Fiscal year ended (March 31, 2000) June 29, 2000*
Present Term Unappropriated Profit	**50,546**	53,863
Appropriation of profit	**45,898**	49,962
Earned surplus reserve	**265**	180
Distribution of profit	**2,546**	1,683
Bonuses for directors	**87**	99
(Bonuses for auditors)	**3**	5
Other reserve	**43,000**	48,000
Deferred profits	**4,648**	3,901

Note: * The date with asterisks indicate Shareholders' meetings (scheduled).

Significant Accounting Policies for the Current Accounting Period

1. Valuation standards and methods for short-term investments in securities

(1) Stock in subsidiaries and affiliates:

Cost method, cost being determined by the moving average method

(2) Other securities:

- Securities valued at market:

Market value method based on the market prices on the settlement date (all valuation differences are reflected directly in shareholder equity, the sale price being computed using the moving average method.)

- Securities not valued at market:

Cost method, cost being determined by the moving average method

2. Valuation standards and methods for derivatives:

Market value method

3. Valuation standards and methods for property and stored goods

(1) Property for sale:

- Lower of cost or market, cost being determined based on the specific identification method
- Property leased under a land lease contract is depreciated according to the method used for tangible fixed assets.

(2) Property for sale in the process:

- Cost method, cost being determined by the specific identification method

(3) Stored goods:

- The latest purchase cost method

4. Depreciation methods for depreciable assets

(1) Tangible fixed assets:

- Declining-balance method based on the useful life provisions of the Corporate Income Tax Law
- Furthermore, principal useful lives are:

Buildings and structures: 3 to 50 years
Machinery equipment and vehicles: 2 to 15 years
Equipment & fixtures: 2 to 20 years

(2) Intangible fixed assets:

- Software: Straight-line method based on the assumed useful life for internal use (5 years)
- Other: Straight-line method based on the useful life provisions of the Corporate Income Tax Law

(3) Long-term prepaid expenses:

- Straight-line depreciation method based upon standards equivalent to those prescribed by the Corporate Income Tax Law

5. Treatment methods for deferred assets:

Bond issue costs: Bond issue costs are depreciated using the straight-line depreciation method over the length of the bond redemption period or the maximum period (3 years) prescribed by the provisions of Japan's Commercial Code, whichever is shorter.

6. Conversion methods for assets and liabilities in foreign currency:

Credits and debts in foreign currency are converted into Japanese yen at the spot exchange rate on the settlement day, and differences in the conversion are treated as profits and losses.

7. Accounting standards for allowances and reserves

(1) Allowance for bad debts:

- Provision for losses on bad debts is made up to the maximum based on individual assessments and the actual percentage of bad debts write-offs, as prescribed in the Corporate Income Tax Law. If that amount is deemed to be insufficient, additional provision is made.

(2) Allowance for accrued bonuses:

- Provision for accrued bonuses to employees is made by appropriating an amount to the accounting period based on estimated total bonuses that will be paid during the year.

(3) Retirement benefits for employees:

- In order to provide for retirement allowances the company accrues an amount equivalent to the amount that would be paid if the payment occurred at the end of the current accounting period, based on the projected amount of retirement allowance liabilities and pension assets at the end of the fiscal year.
- Furthermore, the Company will treat the entire variance at the time the accounting standards were changed as a single expenses for the accounting period.

(4) Retirement benefits for directors:

- The Company provides for retirement benefits for officers by determining the estimated amount that would be paid if all officers retired on the period balance sheet date, based upon the pertinent rules of Retirement Benefits for Officers.

8. Accounting methods for income and expenses:

Interest on loans to customers is recorded on an accrual basis. Accrued interest included in loans is recorded at the lower of the interest rate prescribed in the Interest Rate Control Law and the contract interest rate provided by the Company.

9. Accounting treatment of lease transactions:

Finance lease transactions, except those under which the title of the leased asset is deemed to be transferred to the

lessee, are treated according to the method used for ordinary loan transactions, mutatis mutandis.

10. Hedge accounting methods

(1) Hedge accounting method:

The Company uses deferred hedge accounting. The Company uses the special accounting rules, however, for interest swaps to which interest swap special accounting rules apply.

(2) Hedging methods and hedged transactions:

- Hedging methods:

Interest caps and interest swaps

- Hedged transactions:

Borrowing that will change the Company's cash flow depending upon changes in market interest rates (floating rate bank borrowing and corporate bonds)

(3) Hedging policy:

The Company uses hedge transactions to keep the percentage of fixed interest rate capital below a specified percentage of total capital funds procured.

(4) Evaluation of hedge effectiveness:

The Company determines the effectiveness of its hedging transactions based on a method of ratio analysis of cumulative changes over the past ten-year period.

(5) Risk management:

11. Accounting treatment of interest on debt:

Interest on debt used to provide consumer loans is accounted for as financial expenses included in operating expenses. All other interest expenses are accounted for as interest payments in non-operating expenses.

12. Accounting treatment of consumption taxes:

Consumption taxes are taken out of all Statement of Income items and Balance Sheet items. Consumption taxes payable of 33 million yen are included in "Other" in Current Liabilities. Consumption taxes for fixed assets that are not subject to the exclusion, however, are included in "Other" under Investment and Other Assets and are being written off using the straight-line method over a five-year period.

(Supplemental information)

13. Accounting for retirement benefits:

The Company has been applying the accounting standards for retirement benefits in the "Opinion Concerning the Establishment of Accounting Standards to be used for Retirement Benefits" (Corporate Accounting Policy Council, June 16, 1998) since the fiscal year ended March 31, 2001. As a result, operating income and ordinary income decreased 1,039 million yen, and net income before taxes decreased 2,031 million yen respectively, compared to what they would have been under previous accounting standards. The reserve for retirement benefits is included in retirement benefit for employees.

(Supplemental information)

14. Accounting for financial products:

The Company has been applying the accounting standards for financial products in the "Opinion Concerning the Establishment of Accounting Standards to be Used for Financial Products" (Corporate Accounting Policy Council, January 22, 1999) since the fiscal year ended March 31, 2001. As a result, the Company changed the valuation standards and methods for investments in securities. Other marketable securities with market price changed to market value method based upon market price at the end of the fiscal year, from lower of cost or market, cost being determined based on the specific identification method (treating all the differences in valuation based upon direct accounting into capital method and cost of sales with the moving average method.) The Company also wrote off of a significant portion of the value of golf membership rights. As a result, ordinary income decreased 387 million yen, and net income before taxes decreased 258 million yen compared to them calculated on previous method.

(Supplemental information)

15. Accounting standards for transactions in foreign currency etc.:

The Company adopted the revised Accounting Treatment Standards of Transactions in Foreign Currency, Etc. (Opinion Concerning the Revision of Accounting Treatment Standards of Transactions in Foreign Currency, Etc. submitted by Corporate Accounting Policy Council, October 22, 1999) in the current accouting period. As a result, influences on the financial statements are less than what they would have been under previous methods when employing former standards.

Notes to the Non-Consolidated Balance Sheets

	Millions of Yen	
	(As of March 31, 2001)	(As of March 31, 2000)
1. Total accumulated depreciation for tangible fixed assets:	19,569	17,447
2. Assets pledged as collateral and the corresponding liabilities:		
(1) Assets pledged as collateral		
Deposits	—	820
Loans	522,867	370,897
Buildings	2,218	3,963
Structures	8	22
Machinery and equipment	74	86
Land	7,472	12,312
Investment securities	136	147
Total	532,777	388,250
(2) Corresponding liabilities to (1)		
Short-term debt	500	1,200
Current portion of long-term debt	168,228	113,890
Long-term debt	287,737	228,450
Total	456,466	343,540

In addition to above, the Company has contracted to offer loans as collateral in response to borrowers' requests, to the sum of 7,000 million yen for short-term debt, 55,298 million yen for current portion of long-term debt and 72,358 million yen for long-term debt. The Company has also offered 3,730 million yen for cash and cash equivalents as collateral for swap transactions.

3. Value amount of treasury stock and non-consolidated balance sheet as at year-end:

	(As of March 31, 2001)	(As of March 31, 2000)
Number of shares	224,000,000	224,000,000
Number of issued shares	84,876,000	56,103,000

4. Assets in foreign currency:

	Millions of Yen (Millions of USD / JPY)	
	(As of March 31, 2001)	(As of March 31, 2000)
Stock of affiliated company	—	0 / 0
Long-term loans	—	28 / 2,971
Investments and other fixed assets	—	4 / 432
(Uncollected income for long-term)	—	

5. Contingent liabilities:

	Millions of Yen	
	(As of March 31, 2001)	(As of March 31, 2000)
Dai-san Bank, Ltd.	394	--

6. Bad Loans:

(1) The Bad loans included in Loans and Claims in Bankruptcy are shown below.

	Millions of Yen (As of March 31, 2001)		
	Unsecured Loans	Assets Other Than Unsecured Loans	Total
Claims in bankruptcy	—	13,058	13,058
Loans in arrears	9,305	10,831	20,136
Loans in arrears longer than 3 months	5,205	1,669	6,874
Loans with adjusted terms	23,777	36	23,814
Total	38,287	25,595	63,883

	Millions of Yen (As of March 31, 2000)		
	Unsecured loans	Assets Other Than Unsecured Loans	Total
Claims in bankruptcy	—	16,299	16,299
Loans in arrears	8,297	7,500	15,797
Loans in arrears longer than 3 months	4,013	1,237	5,250
Loans with adjusted terms	20,290	30	20,320
Total	32,600	25,066	57,667

(2) Explanations of the above items follow.

Claims in bankruptcy

"Claims in bankruptcy" refers to loans that are included in loans on which principal or interest payments have been continuously late for a considerable period of time for the reasons cited in Article 96, Paragraph 1, Number 3, Items B through E of the Corporate Income Tax Law Execution Ordinance (1965, Ordinance No. 97) or for the reasons set forth in Number 4 of the same paragraph. The Company sets aside a reserve for bad loans that is equivalent to the amount the Company believes it will be unable to recover based on an evaluation of each loan.

Loans in arrears

"Loans in arrears" refers to loans other than claims in bankruptcy for which unpaid interest is not being accrued. This excludes loans, however, that are included in loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower such as reduction or exemption of interest or extension of the repayment period, on which the Company is periodically receiving payments.

Loans in arrears longer than 3 months

"Loans in arrears longer than 3 months" refers to loans for which the principal or interest payment is three or months overdue from the day following the scheduled payment date and that are not regarded as claims in bankruptcy or loans in arrears.

Loans with adjusted terms

"Loans with adjusted terms" refers to loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower such as reduction or exemption of interest or extension of the repayment period, on which the Company is periodically receiving payments and that are not regarded as claims in bankruptcy, loans in arrears or loans in arrears longer than 3 months.

7. Issue of new common stock during the current accounting period

(1) Stock split (1.5 shares for each share)

Number of shares issued 28,051,500 shares

(2) Exchange of stock (issued under the simplified stock exchange method) based on the provisions of Article 358 of the Commercial Code)

Number of shares issued: 721,500 shares
Increase in common stock: 36 million yen
Increase in additional paid-in capital: 4,397 million yen

Notes to the Non-Consolidated Statements of Income

1. Income from investment in anonymous association includes commodity funds and dividends.
2. Breakdown of loss on sale of fixed assets:

	Millions of Yen	
	Fiscal year ended (March 31, 2001)	Prior fiscal year ended (March 31, 2000)
Buildings	0	16
Structures	0	—
Machinery and equipment	2	—
Equipment & fixtures	—	0
Land	1,547	66
Total	1,551	83

3. Breakdown of loss on disposal of property, plant and equipment are shown below:

Millions of Yen

	Fiscal year ended (March 31,2001)	Prior fiscal year ended (March 31,2000)
Buildings	234	70
Structures	38	9
Machinery and equipment	—	5
Vehicles	0	—
Equipment & fixtures	31	11
Construction in process	—	53
Land	10	63
Total	314	213

Notes Regarding Lease Transactions

Finance lease transactions except those under which the title of the leased asset is deemed to be transferred to the lessee.

1. Acquisition cost, accumulated depreciation and ending balance of lease assets:

	Millions of Yen		
	Fiscal year ended (March 31, 2001)		
	Acquisition Cost	Accumulated Depreciation	Ending Balance
Vehicles	211	98	113
Equipment & fixtures	25,516	18,835	6,680
Total	25,727	18,933	6,793
	Prior year ended (March 31, 2000)		
Vehicles	148	50	98
Equipment & fixtures	27,348	18,659	8,689
Total	27,497	18,709	8,787

2. Outstanding balance of future lease payments at the end of the period:

	Millions of Yen	
	Fiscal year ended (March 31, 2001)	Prior fiscal year ended (March 31, 2000)
Within one year	4,390	5,309
Over one year	5,138	6,378
Total	9,528	11,688

3. Amount of lease fee payments, depreciation expenses and interest expenses for the period:

Lease fee payments	6,117	6,351
Depreciation expenses	5,359	5,604
Interest expenses	387	492

4. Accounting method for the amount equivalent to depreciation expenses:

   Calculated by assuming the lease term is the depreciable life and depreciating the remaining amount to zero using the straight-line method.

5. Accounting method for the amount equivalent to interest expenses

   Interest expenses for lease assets is calculated as the difference between the total lease payments and the acquisition price of the leased assets, with the amount allocated to each accounting period using the interest method.

Notes Regarding Marketable Securities

Marketable securities (excluding stocks insubsidiaries and affiliates) for the current fiscal year are included as per the notes to the non-consolidated financial statements. Stocks in subsidiary and affiliates do not include stock with market value.

Current Market Value of Marketable Securities

Category	Millions of Yen Prior fiscal year ended (March 31, 2000) As on Balance Sheet	Market Value	Revaluation Gain (loss)
Securities included in current assets			
Stocks	0	0	0
Bonds	—	—	—
Other	—	—	—
Sub-total	0	0	0
Securities included in fixed assets			
Stocks	3,955	5,244	1,289
Bonds	10	10	0
Other	—	—	—
Sub-total	3,965	5,255	1,289
Total	3,966	5,255	1,289

(Note) 1) Market values (including equivalent market value) have been determined as follows:
Listed securities: Valued mainly on the basis of closing prices on the Tokyo Stock Exchange
Over-the-counter securities: As quoted by the Japan Securities Dealers Association
2) Stocks included in current assets represent treasury stock.
3) The accounting period balance sheets include the following marketable securities that are not subject to disclosure.

	Millions of Yen Prior fiscal year ended (March 31, 2000)
Securities included in current assets	
MMF	1,600
Securities included in fixed assets	
Stocks excluding OTC securities / affiliated company's	1,323 / 287
Non-publicly offered domestic bonds / affiliated company's	1,096 / 96

Notes Regarding Derivative Transactions

Derivative transactions for the current fiscal year accounting period are included as the Notes to the non-consolidated financial statements.

Market value of derivative transactions

Contract value, market value and unrealized gain/(loss) for derivative transactions

	Millions of Yen Prior fiscal year ended (March 31, 2000) Contract Amount, Etc.	(Over 1 Year)	Market Value	Unrealized Gain/(Loss)
Outside of market transactions				
Interest swaps				
Fixed payment, floating rate receipt	207,880	204,800	(7,351)	(7,351)
Interest caps				
Interest caps purchased	240,000 *(1,584)	160,000 *(1,009)	330	(1,254)
Total	—	—	—	(8,605)

(Notes) 1) The Company pays the applicable premiums for interest caps. Asterisks(*) represent amounts presented in the fiscal year balance sheets.
2) The notional principal amount of interest swaps and interest caps do not represent the amounts actually paid by the Company and are simply used as the basis for calculating interest payments. The figures accordingly do not indicate the Company's exposure to market or credit risk.
3) Method of calculating market values: Market values are based on prices indicated by the related financial institutions as contract parties.

Notes Regarding Tax Effect Accounting Matters

	Millions of Yen	
	Fiscal year ended (March 31, 2001)	Prior fiscal year ended (March 31, 2000)
1. Deferred tax assets and liabilities		
(1) Deferred tax assets (current)		
Excessive amount of transferred allowance for bad debts	6,163	6,328
Income tax payable	1,839	1,764
Non-admitted amount of bad debt loss	516	430
Excessive amount of limit to accrued bonuses	501	276
Other	219	205
Total deferred tax assets (current)	9,240	9,006
(2) Deferred tax assets (fixed)		
Excessive amount of provisions for retirement benefits	851	—
Provisions for retirement benefits for directors	395	381
Excessive amount of limit to depreciation and amortization	272	171
Other	292	444
Total deferred tax assets (fixed)	1,812	997
Offsetting total deferred tax assets (fixed)	(167)	
Net deferred tax assets (fixed)	1,644	
(3) Deferred tax liabilities (fixed)		
Differences in valuation of other investments in securities	(167)	—
Total deferred tax liabilities (fixed)	(167)	—
Offsetting total deferred tax assets (fixed)	167	—
Net deferred tax liabilities (fixed)	0	—
2. Breakdown of items with differences between statutory effective tax rate and income tax applied to tax effect accounting		
Statutory effective tax rate (%)	41.9	41.9
(Adjusted)		
Tax imposed on retention money (%)	4.4	4.7
Other (%)	1.1	1.3
Income tax change rate after adoption of tax effect accounting	47.5	47.9

Changes in Directors and Officers

Name: Taichi Kawakita
Position: Representative Director
Duties: Senior Managing Director, Service Business Department

Name: Yasuo Yanagibashi
Position: Director
Duties: Director of Sales Department, Credit Business Department

Name: Hiroshi Abe
Position: Director
New duties: Duputy General Manager

Business Results

(1) Operating Revenue

Category	Millions of Yen: Fiscal year ended (March 31, 2001) Amount	Ratio (%)	Prior fiscal year ended (March 31, 2000) Amount	Ratio (%)
Interest on loans to customers				
Unsecured loans	224,718	83.0	199,162	83.5
Secured loans	34,974	12.9	27,503	11.5
Small business loans	2,888	1.1	3,027	1.3
Sub-total	262,580	97.0	229,693	96.3
Other financial revenue				
Interest on deposits	96	0.0	94	0.0
Interest on marketable securities	0	0.0	1	0.0
Interest on loans	240	0.1	154	0.1
Other	1	0.0	1	0.0
Sub-total	338	0.1	251	0.1
Other operating revenue				
Sales of property	40	0.0	1,086	0.5
Revenue from service business	1,303	0.5	1,473	0.6
Bad debt recovery	3,325	1.2	3,144	1.3
Other	3,239	1.2	2,881	1.2
Sub-total	7,908	2.9	8,587	3.6
Total	270,827	100.0	238,532	100.0

(Note) "Other" included in "Other operating revenue" consists of clerical fees and property rents.

(2) Other Operating Indicators

	Millions of Yen – Except Per Share Data: Fiscal year ended (March 31, 2001)	Prior fiscal year ended (March 31, 2000)
Total amount of loans outstanding	1,159,734	1,001,080
Unsecured loans	921,891	809,361
Secured loans	225,644	181,428
Small business loans	12,198	10,289
Number of customer accounts	2,121,446	1,957,068
Unsecured loans	2,050,299	1,917,016
Secured loans	60,976	49,968
Small business loans	10,171	8,084
Number of branches	1,542	1,324
Staffed branches	538	534
Unstaffed branches	987	773
Branches for secured loans	4	4
Restaurants	10	10
Karaoke parlors	3	3
Number of "Ojidosan" loan-contracting machines	1,522	1,305
Number of ATM units	22,021	16,631
Company-owned	1,646	1,437
Owned by business affiliates	20,375	15,194
Number of employees	3,477	3,263
Loss on write-off of loans	39,799	30,354
Amount of llowance for bad debts	60,943	56,720
Net income per share (yen)	572.38	786.13
Net assets per share (yen)	3,565.21	4,507.83

(Notes) 1) Total amount of loans outstanding and the number of customer accounts do not include loans and customer accounts related to claims in bankruptcy.
2) Loss on write-off of loans does not include loan losses related to claims in bankruptcy, etc. (Current fiscal year accounting period 5,347 million yen, prior fiscal year accounting period 1,241million yen.)

EXHIBIT 2

2001年3月期　決算資料
Data Book (March.2001)

アイフル株式会社
AIFUL CORPORATION

注意事項
Note : Important

ー注：業績予想に関する注意事項ー

このデータブックの数値のうち、過去の事実以外のアイフル株式会社の計画・方針その他の記載にかかわるものは、将来の業績にかかる予想値であり、それらはいずれも、現時点においてアイフル株式会社が把握している情報に基づく経営上の想定や見解を基礎に算出されたものです。従いまして、これらの予想値は、リスクや不確定要因を内包するものであり、現実の業績は、諸々の要因により、これらの予想値と異なってくる可能性があります。ここでの潜在的なリスクや不確定要因として考えられるものとしては、例えば、アイフル株式会社を取り巻く経済情勢や消費者金融を取り巻く市場規模の変化、債務不履行に陥る顧客の割合、アイフル株式会社が支払う借入金利率のレベル、法定貸付上限金利のレベル等が考えられますが、これらに限りません。なお、この資料はいかなる証券の投資勧誘を目的として作成したものではありません。

ーNote : Forward Looking Statementsー

The figures contained in this DATA BOOK with respect to AIFUL's plans and strategies and other statements that are not historical facts are forward-looking statements about the future Performance of AIFUL which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in AIFUL's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on the AIFUL's debt and legal limits on interest rates charged by AIFUL. This DATA BOOK does not constitute any offer of any securities for sale.

1. 営業指標(単独) *(Review of Operation / Non-Consolidated)*

(1)営業実績 *(Operating Results)*

年/決算月(Fiscal Year)		98/3期	増減率(yoy%)	99/3期	増減率(yoy%)	00/3期	増減率(yoy%)	01/3期	増減率(yoy%)	2002/3期(Forecast)	増減率(yoy%)
営業貸付金残高 (百万円)	*Loans Outstanding (¥ Million)*	702,445	18.7	837,981	19.3	1,001,080	19.5	1,159,734	15.8	1,330,253	14.7
無担保ローン	*Unsecured Loans*	603,662	14.5	690,704	14.4	809,361	17.2	921,891	13.9	1,028,489	11.6
有担保ローン	*Secured Loans*	95,128	48.0	137,755	44.8	181,428	31.7	225,644	24.4	283,160	25.5
事業者ローン	*Small Business Loans*	3,654	9,565.4	9,522	160.5	10,289	8.1	12,198	18.5	18,603	52.5
口座数 (千件)	*Customer Accounts (Thousand)*	1,706	11.5	1,822	6.8	1,975	8.4	2,121	7.4	2,281	7.5
無担保ローン	*Unsecured Loans*	1,674	10.9	1,776	6.1	1,917	7.9	2,050	7.0	2,187	6.7
有担保ローン	*Secured Loans*	29	45.0	38	32.8	49	28.5	60	22.0	78	28.4
事業者ローン	*Small Business Loans*	2	6,886.5	7	173.3	8	14.4	10	25.8	15	55.7
一口座当たり残高 (千円)	*Per Account (¥ Thousand)*	411	6.2	459	11.7	506	10.2	546	7.9	583	6.7
無担保ローン	*Unsecured Loans*	360	3.2	388	7.8	422	8.6	449	6.5	470	4.6
有担保ローン	*Secured Loans*	3,249	3.1	3,543	9.0	3,630	2.5	3,700	1.9	3,618	-2.2
事業者ローン	*Small Business Loans*	1,413	38.3	1,347	-4.7	1,272	-5.6	1,199	-5.8	1,175	-2.0
新規顧客件数 (千件)	*New Accounts (Thousand)*	454	-16.1	429	-5.5	449	4.6	479	6.9	513	6.9
無担保ローン	*Unsecured Loans*	437	-17.7	406	-7.0	425	4.6	453	6.7	473	4.5
有担保ローン	*Secured Loans*	14	40.1	16	15.7	20	21.1	22	9.2	30	37.5
事業者ローン	*Small Business Loans*	2	7,918.2	5	115.3	3	-40.2	4	19.3	8	111.9
実質平均利回り ※1 (%)	*Average Yield ※1 (%)*	26.5	*-0.5*	25.5	*-1.0*	25.0	*-0.5*	24.3	*-0.7*	23.8	*-0.5*
無担保ローン	*Unsecured Loans*	27.9	*-0.4*	27.0	*-0.8*	26.6	*-0.5*	26.0	*-0.6*	25.5	*-0.4*
有担保ローン	*Secured Loans*	17.2	*0.8*	17.0	*-0.1*	17.2	*0.2*	17.2	*-0.1*	17.0	*-0.2*
事業者ローン	*Small Business Loans*	12.6	*-18.9*	28.3	*15.7*	30.6	*2.3*	25.7	*-4.9*	27.4	*1.7*

※1:実質平均利回り=営業貸付金利息/((期初残高+期末残高)÷2)(%)　※1:Average Yield=Interest Income/Average Loans Outstanding (%)

注) 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

(2)チャネル展開 *(Marketing Channel)*

年/決算月(Fiscal Year)		98/3期	増減数(yoy)	99/3期	増減数(yoy)	00/3期	増減数(yoy)	01/3期	増減数(yoy)	2002/3期(Forecast)	増減数(yoy)
ローン事業店舗数 ※2 (店)	*Loan Business Branches ※2*	807(239)	*153*	1,009(418)	*202*	1,311(698)	*302*	1,529(892)	*218*	1,679	*149*
有人店舗 ※3	*Staffed Branches ※3*	451(73)	*-19*	540(124)	*89*	534(127)	*-6*	536(120)	*2*	544	*8*
無人店舗 ※3	*Unstaffed Branches ※3*	352(166)	*170*	465(294)	*113*	773(571)	*308*	987(772)	*214*	1,129	*142*
ハートプラザ ※4	*Heart Plaza ※4*	4	*2*	4	*0*	4	*0*	4	*0*	4	*0*
その他 ※5	*Other ※5*	-	-	-	-	-	-	2	*2*	2	*0*
ローン事業店舗出店数 (店)	*Newly Opened Loan Business Branches*	155	-	202	-	321(19)	-	245	-	190	-
有人店舗 ※6	*Staffed ※6*	19	-	36	-	24(19)	-	8	-	8	-
無人店舗	*Unstaffed*	134	-	166	-	297	-	235	-	182	-
ハートプラザ ※4	*Heart Plaza ※4*	2	-	-	-	-	-	-	-	-	-
その他 ※5	*Other ※5*	-	-	-	-	-	-	2	-	-	-
有人店の無人化 (店)	*Remodeled into Unstaffed*	39	-	2	-	18	-	11	-	-	-
無人店の有人化 (店)	*Remodeled into Staffed*	2	-	55	-	2	-	5	-	-	-
廃店 ※6 (店)	*Closed Branches ※6*	2	-	-	-	19(14)	-	27	-	40	-
自動契約機設置台数 (台)	*Unmanned Loan-contracting Machines*	800	*153*	1,002	*202*	1,305	*303*	1,522	*217*	1,671	*149*
併設型	*At Staffed Branches*	446	*-17*	536	*90*	531	*-5*	534	*3*	542	*8*
独立型	*At Unstaffed Branches*	354	*170*	466	*112*	774	*308*	988	*214*	1,129	*141*
ATM・CDネットワーク (台)	*AIFUL ATMs and Tie-up CDs*	10,167	*1,485*	14,118	*3,951*	16,631	*2,513*	22,021	*5,390*	-	-
ATM台数	*AIFUL ATMs*	904	*147*	1,132	*228*	1,437	*305*	1,646	*209*	1,796	*150*
提携CD台数	*Tie-up CDs*	9,263	*1,338*	12,986	*3,723*	15,194	*2,208*	20,375	*5,181*	-	-
レストラン店舗 (店)	*Restaurants*	10	*2*	11	*1*	10	*-1*	10	*0*	10	*0*
カラオケ店舗 (店)	*Karaoke Parlors*	5	*0*	5	*0*	3	*-2*	3	*0*	3	*0*
社員数 (人)	*Number of Employees*	2,731	*210*	3,141	*410*	3,263	*122*	3,477	*214*	3,712	*235*

※2:()はロードサイド型　※2:Roadside Type

※3:00/3期末店舗数には日本ベネフィット株式会社からの譲受店舗(有人1店、無人4店)を含む。　※3:Included Nippon Benefit Branches Taken Over(Staffed Branches:1,Unstaffed Branches:4)

※4:ハートプラザは有担保専門店　※4:Heart Plaza is Specialized for Secured Loans

※5:eきゃっシング店1店･個品割賦店1店　※5:e-cashing:1･Sales Finance:1

※6:()は日本ベネフィット店舗数　※6:Nippon Benefit

注) 斜体数値は増減数　Note:Italic Font = Increase or Decrease

2. 利益指標(連結・単独) *(Review of Profit)*

(1)利益指標(連結) *(Consolidated)*

項目		年／決算月(Fiscal Year)		98/3期	増減率(yoy%)	99/3期	増減率(yoy%)	00/3期	増減率(yoy%)	01/3期	増減率(yoy%)	2002/3期 *(Forecast)*	増減率(yoy%)
営業収益	(百万円)	*Operating Revenue*	*(¥ Million)*	-	-	-	-	-	-	280,656	-	392,620	39.9
営業費用	(百万円)	*Operating Expenses*	*(¥ Million)*	-	-	-	-	-	-	176,323	-	273,838	55.3
営業利益	(百万円)	*Operating Income*	*(¥ Million)*	-	-	-	-	-	-	104,333	-	118,782	13.8
経常利益	(百万円)	*Ordinary Income*	*(¥ Million)*	-	-	-	-	-	-	103,533	-	117,017	13.0
当期純利益	(百万円)	*Net Income*	*(¥ Million)*	-	-	-	-	-	-	48,252	-	59,195	22.7
総資本	(百万円)	*Total Assets*	*(¥ Million)*	-	-	-	-	-	-	1,865,537	-	2,082,172	11.6
株主資本	(百万円)	*Shareholders' Equity*	*(¥ Million)*	-	-	-	-	-	-	306,549	-	361,689	18.0
一株当たり当期純利益	(円)	*EPS*	*(¥)*	-	-	-	-	-	-	569.32	-	697.43	22.5
一株当たり株主資本	(円)	*BPS*	*(¥)*	-	-	-	-	-	-	3,611.74	-	4,261.38	18.0
株主資本比率	(%)	*Equity Ratio*	*(%)*	-	-	-	-	-	-	16.4	-	-	-
株主資本当期純利益率	(%)	*ROE*	*(%)*	-	-	-	-	-	-	15.7	-	-	-
総資本当期純利益率	(%)	*ROA*	*(%)*	-	-	-	-	-	-	2.6	-	-	-

(2)利益指標(単独) *(Non-Consolidated)*

項目		年／決算月(Fiscal Year)		98/3期	増減率(yoy%)	99/3期	増減率(yoy%)	00/3期	増減率(yoy%)	01/3期	増減率(yoy%)	2002/3期(Forecast)	増減率(yoy%)
営業収益	(百万円)	*Operating Revenue*	*(¥ Million)*	179,394	20.1	204,957	14.2	238,532	16.4	270,827	13.5	307,974	13.7
営業費用	(百万円)	*Operating Expenses*	*(¥ Million)*	121,458	23.1	133,059	9.6	151,095	13.6	167,507	10.9	194,371	16.0
営業利益	(百万円)	*Operating Income*	*(¥ Million)*	57,936	14.4	71,897	24.1	87,437	21.6	103,319	18.2	113,602	10.0
経常利益	(百万円)	*Ordinary Income*	*(¥ Million)*	55,894	12.6	68,843	23.2	85,009	23.5	103,372	21.6	116,000	12.2
当期純利益	(百万円)	*Net Income*	*(¥ Million)*	25,003	9.6	28,448	13.8	44,104	55.0	48,512	10.0	60,249	24.2
総資本	(百万円)	*Total Assets*	*(¥ Million)*	876,726	21.0	996,523	13.7	1,182,468	18.7	1,586,409	34.2	1,831,189	15.4
株主資本	(百万円)	*Shareholders' Equity*	*(¥ Million)*	146,255	57.2	203,748	39.3	252,902	24.1	302,601	19.7	357,643	18.2
一株当たり当期純利益	(円)	*EPS*	*(¥)*	601.98	-61.1	610.63	1.4	786.13	28.7	572.38	-27.2	709.85	24.0
一株当たり株主資本	(円)	*BPS*	*(¥)*	3,420.97	-42.0	4,358.03	27.4	4,507.83	3.4	3,565.21	-20.9	4,213.71	18.2
一株当たり配当金 ※1	(円)	*Cash Dividends per Share* ※1	*(¥)*	60.00	-	60.00	0.0	60.00	0.0	50.00	-16.7	50.00	0.0
配当性向	(%)	*Payout Ratio*	*(%)*	10.3	*9.7*	9.9	*-0.4*	7.6	*-2.3*	8.7	*1.1*	-	-
株主資本比率	(%)	*Equity Ratio*	*(%)*	16.7	*3.9*	20.4	*3.8*	21.4	*0.9*	19.1	*-2.3*	-	-
株主資本当期純利益率	(%)	*ROE*	*(%)*	20.9	*-7.9*	16.3	*-4.6*	19.3	*3.1*	17.5	*-1.9*	-	-
総資本当期純利益率	(%)	*ROA*	*(%)*	3.1	*-0.4*	3.0	*-0.1*	4.0	*1.0*	3.5	*-0.5*	-	-

※1:01/3期中に、1:1.5の株式分割実施　※1:Stock Split (1:1.5) in FY2001

《参考》

残高経費率 ※2	(%)	*SG & A Cost / Loan* ※2	*(%)*	15.3	*0.7*	14.2	*-1.1*	13.5	*-0.7*	12.8	*-0.7*	12.1	*-0.7*

※2:残高経費率＝その他の営業費用／((期初残高+期末残高)÷2)(%)　※2:SG & A Cost = Other Operating Expenses(SG&A)／Average Loans Outstanding(%)

注) 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

3. 損益の内訳(連結・単独) *(Income and Expenses)*

(1)損益の内訳(連結) *(Consolidated)*

(百万円/¥ Million)

年/決算月	(Fiscal Year)	00/9期 金額	00/9期 営業収益比(%)	01/3期 金額	01/3期 営業収益比(%)
営業収益	*Operating Revenue*	135,976	100.0	280,656	100.0
営業貸付金利息	*Interest Income*	131,790	96.9	272,236	97.0
その他	*Other*	4,186	3.1	8,420	3.0
営業費用	*Operating Expenses*	82,927	61.0	176,323	62.8
金融費用	*Financial Expenses*	13,838	10.2	28,934	10.3
支払利息	*Interest on Borrowings*	10,448	7.7	20,908	7.4
その他	*Other*	3,389	2.5	8,025	2.9
その他の営業費用	*Other Operating Expenses*	69,088	50.8	147,389	52.5
広告宣伝費	*Advertising Expenses*	8,156	6.0	17,652	6.3
貸倒損失	*Loan Losses*	441	0.3	3,837	1.4
貸倒引当金繰入額	*Transfer to Allowance for Bad Debts*	22,241	16.4	47,869	17.1
人件費	*Salaries*	13,158	9.7	27,426	9.8
支払手数料	*Commission*	6,204	4.6	10,791	3.8
連結調整勘定償却	*Amortization of Goodwill and Consolidation Differences*	218	0.2	435	0.2
その他	*Other*	18,670	13.7	39,375	14.0
営業利益	*Operating Income*	53,049	39.0	104,333	37.2
営業外収益	*Non-operating Income*	336	0.2	1,061	0.4
営業外費用	*Non-operating Expenses*	1,530	1.1	1,862	0.7
経常利益	*Ordinary Income*	51,854	38.1	103,533	36.9
特別利益	*Extraordinary Income*	114	0.1	77	0.0
特別損失	*Extraordinary Losses*	4,485	3.3	11,036	3.9
税引前利益	*Income before Income Taxes*	47,483	34.9	92,573	33.0
法人税・住民税及び事業税	*Income Taxes*	23,244	17.1	46,204	16.5
法人税等調整額	*Effect of a Tax Consequences*	-497	-0.4	-1,832	-0.7
少数株主利益(損失)	*Minority Interest(Loss)*	-	-	-50	-0.0
当期純利益	*Net Income*	24,737	18.2	48,252	17.2

3. 損益の内訳(単独) *(Income and Expenses)*

(2)損益の内訳(単独) *(Non-Consolidated)*

(百万円/¥ *Million*)

年/決算月(*Fiscal Year*)		99/3期 金額	99/3期 営業収益比(%)	99/3期 増減率(yoy%)	00/3期 金額	00/3期 営業収益比(%)	00/3期 増減率(yoy%)	01/3期 金額	01/3期 営業収益比(%)	01/3期 増減率(yoy%)	2002/3期(*Forecast*) 金額	2002/3期(*Forecast*) 営業収益比(%)	2002/3期(*Forecast*) 増減率(yoy%)
営業収益	*Operating Revenue*	204,957	100.0	14.2	238,532	100.0	16.4	270,827	100.0	13.5	307,973	100.0	13.7
営業貸付金利息	*Interest Income*	196,525	95.9	14.6	229,693	96.3	16.9	262,580	97.0	14.3	296,513	96.3	12.9
無担保ローン	*Unsecured Loans*	174,846	85.3	11.0	199,162	83.5	13.9	224,718	83.0	12.8	249,108	80.9	10.9
有担保ローン	*Secured loans*	19,815	9.7	44.9	27,503	11.5	38.8	34,974	12.9	27.2	43,187	14.0	23.5
事業者ローン	*Small Business Loans*	1,864	0.9	700.0	3,027	1.3	62.4	2,888	1.1	-4.6	4,216	1.4	46.0
その他の金融収益	*Other Financial Revenue*	435	0.2	173.6	251	0.1	-42.3	338	0.1	34.8	229	0.1	-32.2
その他の営業収益	*Other Operating Revenue*	7,995	3.9	3.1	8,587	3.6	7.4	7,908	2.9	-7.9	11,230	3.6	42.0
不動産売上高	*Sales of Property*	1,030	0.5	-34.6	1,086	0.5	5.4	40	0.0	-96.3	3,063	1.0	7,521.1
サービス事業売上高	*Restaurant & Karaoke*	1,749	0.9	-0.2	1,474	0.6	-15.7	1,303	0.5	-11.6	1,430	0.5	9.7
償却債権回収額	*Bad Debt Recovery*	2,620	1.3	10.0	3,144	1.3	20.0	3,325	1.2	5.7	3,361	1.1	1.1
その他	*Other*	2,594	1.3	26.8	2,881	1.2	11.1	3,239	1.2	12.4	3,376	1.1	4.2
営業費用	*Operating Expenses*	133,059	64.9	9.6	151,095	63.3	13.6	167,507	61.9	10.9	194,371	63.1	16.0
金融費用	*Financial Expenses*	22,446	11.0	8.8	25,590	10.7	14.0	28,682	10.6	12.1	40,729	13.2	42.0
支払利息	*Interest on Borrowings*	20,140	9.8	2.6	20,925	8.8	3.9	20,656	7.6	-1.3	27,762	9.0	34.4
その他	*Other*	2,305	1.1	128.9	4,665	2.0	102.4	8,025	3.0	72.0	12,967	4.2	61.6
売上原価	*Cost of Sales*	1,483	0.7	-21.4	1,634	0.7	10.2	435	0.2	-73.3	3,283	1.1	653.6
不動産売上原価	*Cost of Sales of Property*	1,001	0.5	-30.9	1,208	0.5	20.7	56	0.0	-95.3	2,936	1.0	5,073.5
サービス事業売上原価	*Cost of Restaurant Business*	481	0.2	10.1	426	0.2	-11.4	378	0.1	-11.1	346	0.1	-8.5
その他の営業費用	*Other Operating Expenses(SG&A)*	109,129	53.2	10.3	123,870	51.9	13.5	138,389	51.1	11.7	150,358	48.8	8.6
貸倒関連費用	*Bad Debt Write-offs*	32,974	16.1	49.1	38,918	16.3	18.0	47,289	17.5	21.5	51,307	16.7	8.5
貸倒損失	*Loan Losses*	3,913	1.9	-	1,293	0.5	-67.0	2,174	0.8	68.1	0	0.0	-100.0
貸倒引当金繰入額	*Transfer to Allowance for Bad Debts*	29,061	14.2	31.5	37,625	15.8	29.5	45,115	16.7	19.9	51,307	16.7	13.7
広告宣伝費	*Advertising Expenses*	12,814	6.3	-2.5	13,303	5.6	3.8	17,042	6.3	28.1	19,669	6.4	15.4
支払手数料	*Commission*	9,142	4.5	32.1	10,806	4.5	18.2	10,462	3.9	-3.2	13,870	4.5	32.6
人件費	*Salaries*	22,229	10.8	10.0	25,084	10.5	12.8	26,077	9.6	4.0	27,447	8.9	5.3
役員報酬	*Directors' Salaries*	361	0.2	4.0	369	0.2	2.2	381	0.1	3.1	380	0.1	-0.3
従業員給与賞与等	*Employees' Salaries*	17,409	8.5	12.5	19,466	8.2	11.8	20,953	7.7	7.6	20,642	6.7	-1.5
その他	*Other*	4,458	2.2	1.6	5,248	2.2	17.7	4,742	1.8	-9.6	6,424	2.1	35.5
賃借料・地代家賃	*Rental Expenses ・ Land Rent*	13,331	6.5	12.7	14,866	6.2	11.5	14,994	5.5	0.9	16,023	5.2	6.9
消耗品費・修繕費	*Supplies ・ Repair and Maintenance*	4,106	2.0	19.8	4,579	1.9	11.5	3,925	1.4	-14.3	4,441	1.4	13.2
通信費	*Communications*	2,532	1.2	7.4	3,056	1.3	20.7	3,403	1.3	11.4	3,824	1.2	12.3
保険料	*Insurance Premium*	2,575	1.3	11.1	3,013	1.3	17.0	3,358	1.2	11.4	3,482	1.1	3.7
減価償却費	*Depreciation*	3,152	1.5	2.5	3,021	1.3	-4.2	4,201	1.6	39.0	3,237	1.1	-22.9
その他	*Other*	6,270	3.1	2.8	7,218	3.0	15.1	7,633	2.8	5.8	7,054	2.3	-7.6
営業利益	*Operating Income*	71,897	35.1	24.1	87,437	36.7	21.6	103,319	38.1	18.2	113,602	36.9	10.0
営業外収益	*Non-operating Income*	579	0.3	-26.3	667	0.3	15.2	1,726	0.6	158.8	4,930	1.6	185.7
営業外費用	*Non-operating Expenses*	3,632	1.8	28.5	3,095	1.3	-14.8	1,673	0.6	-45.9	2,533	0.8	51.4
経常利益	*Ordinary Income*	68,843	33.6	23.2	85,009	35.6	23.5	103,372	38.2	21.6	116,000	37.7	12.2
特別利益	*Extraordinary Income*	196	0.1	60.7	63	0.0	-67.9	76	0.0	20.7	0	0.0	-100.0
特別損失	*Extraordinary Losses*	4,280	2.1	709.1	362	0.2	-91.5	10,973	4.1	2,929.9	369	0.1	-96.6
税引前利益	*Income before Income Taxes*	64,759	31.6	16.7	84,710	35.5	30.8	92,475	34.1	9.2	115,630	37.5	25.0
法人税・住民税等	*Income Taxes*	29,262	14.3	-4.0	34,395	14.4	17.5	36,483	13.5	6.1	45,480	14.8	24.7
事業税	*Enterprise Taxes*	7,049	3.4	-	8,003	3.4	-	8,528	3.1	6.6	10,501	3.4	23.1
法人税等調整額	*Effect of a Tax Consequences*	-	-	-	-1,793	-0.8	-	-1,048	-0.4	-41.5	-601	-0.2	-42.6
当期純利益	*Net Income*	28,448	13.9	13.8	44,104	18.5	55.0	48,512	17.9	10.0	60,249	19.6	24.2

4. 債権ポートフォリオ(単独) *(Analysis of Loan Portfolio / Non-Consolidated)*

(1)貸付利率別残高構成*(Breakdown By Interest Rate)*

貸付利率 Interest Rate on Loans to Customers		99/3期 件数(千件) Account ※1	構成比(%)	99/3期 残高(百万円) Loan Balance ※2	構成比(%)	00/3期 件数(千件) Account ※1	構成比(%)	00/3期 残高(百万円) Loan Balance ※2	構成比(%)	01/3期 件数(千件) Account ※1	構成比(%)	01/3期 残高(百万円) Loan Balance ※2	構成比(%)
無担保ローン (Unsecured Loans)	～ 25.0%	56	3.2	50,628	7.3	97	5.1	101,073	12.5	122	6.0	144,520	15.7
	25.0% ～ 26.0%	77	4.3	52,617	7.6	101	5.3	71,482	8.8	115	5.6	89,942	9.8
	26.0% ～ 27.0%	28	1.6	19,191	2.8	36	1.9	25,000	3.1	42	2.1	32,314	3.5
	27.0% ～ 28.0%	138	7.8	77,983	11.3	157	8.2	86,370	10.7	163	8.0	97,715	10.6
	28.0% ～ 29.0%	45	2.5	22,936	3.3	49	2.6	25,610	3.2	467	22.8	148,796	16.1
	29.0% ～	1,429	80.5	467,347	67.7	1,475	76.9	499,823	61.8	1,139	55.6	408,601	44.3
	合計 (Total)	1,776	100.0	690,704	100.0	1,917	100.0	809,361	100.0	2,050	100.0	921,891	100.0
有担保ローン (Secured Loans)	～ 13.0%	0	0.0	8,092	5.9	0	0.0	8,875	4.9	0	0.9	10,968	4.9
	13.0% ～ 14.0%	1	2.6	13,107	9.5	1	2.0	14,973	8.3	1	2.7	18,493	8.2
	14.0% ～ 15.0%	2	5.3	16,366	11.9	3	6.1	21,225	11.7	3	6.0	26,385	11.7
	15.0% ～ 16.0%	1	2.6	9,900	7.2	1	2.0	12,092	6.7	2	3.7	14,336	6.4
	16.0% ～ 17.0%	3	7.9	15,551	11.3	3	6.1	19,836	10.9	4	7.5	24,785	11.0
	17.0% ～ 18.0%	4	10.5	17,598	12.8	5	10.2	21,862	12.1	5	9.3	25,182	11.2
	18.0% ～	25	65.8	57,138	41.5	34	69.4	82,563	45.5	42	69.9	105,492	46.8
	合計 (Total)	38	100.0	137,755	100.0	49	100.0	181,428	100.0	60	100.0	225,644	100.0
事業者ローン (Small Business Loans)	～ 28.0%	4	57.1	7,157	75.2	3	37.5	5,523	53.7	3	29.5	4,050	33.2
	28.0% ～ 29.0%	2	28.6	2,252	23.7	1	12.5	1,669	16.2	5	52.1	6,355	52.1
	29.0% ～	0	0.0	112	1.2	2	25.0	3,096	30.1	1	18.4	1,792	14.7
	合計 (Total)	7	100.0	9,522	100.0	8	100.0	10,289	100.0	10	100.0	12,198	100.0
合　計	(Total)	1,822	100.0	837,981	100.0	1,975	100.0	1,001,080	100.0	2,121	100.0	1,159,734	100.0

(2)貸付金額別残高構成*(Breakdown By Amount)*

貸付金額 Loan Outstandings		99/3期 件数(千件) Account ※1	構成比(%)	99/3期 残高(百万円) Loan Balance ※2	構成比(%)	00/3期 件数(千件) Account ※1	構成比(%)	00/3期 残高(百万円) Loan Balance ※2	構成比(%)	01/3期 件数(千件) Account ※1	構成比(%)	01/3期 残高(百万円) Loan Balance ※2	構成比(%)
無担保ローン (Unsecured Loans)	(千円/¥ Thousand)												
	～ 100	224	12.6	13,333	1.9	186	9.7	11,847	1.5	185	9.0	12,304	1.3
	100 ～ 200	210	11.8	33,427	4.8	232	12.1	38,395	4.7	249	12.2	41,460	4.5
	200 ～ 300	207	11.7	53,903	7.8	215	11.2	56,259	7.0	230	11.3	60,434	6.6
	300 ～ 400	221	12.4	80,152	11.6	250	13.0	91,013	11.3	268	13.1	97,543	10.6
	400 ～ 500	716	40.3	342,267	49.6	778	40.6	371,893	46.0	807	39.4	385,627	41.8
	500 ～	197	11.1	167,619	24.3	253	13.2	239,951	29.7	308	15.1	324,519	35.2
	合計 (Total)	1,776	100.0	690,704	100.0	1,917	100.0	809,361	100.0	2,050	100.0	921,891	100.0
有担保ローン (Secured Loans)	(千円/¥ Thousand)												
	～ 1,000	2	5.3	1,895	1.4	3	6.1	2,406	1.3	3	6.1	2,179	1.0
	1,000 ～ 5,000	30	79.0	81,279	59.0	38	77.6	107,572	59.3	47	78.4	133,363	59.1
	5,000 ～ 10,000	3	7.9	26,707	19.4	5	10.2	36,984	20.4	7	11.8	52,668	23.3
	10,000 ～ 50,000	1	2.6	25,178	18.3	2	4.1	32,075	17.7	2	3.7	34,966	15.5
	50,000 ～ 100,000	0	0.0	1,130	0.8	0	0.0	890	0.5	0	0.0	1,000	0.4
	100,000 ～	0	0.0	1,563	1.1	0	0.0	1,499	0.8	0	0.0	1,466	0.6
	合計 (Total)	38	100.0	137,755	100.0	49	100.0	181,428	100.0	60	100.0	225,644	100.0
事業者ローン (Small Business Loans)	(千円/¥ Thousand)												
	～ 1,000	2	28.6	2,191	23.0	3	37.5	2,901	28.2	4	46.5	3,629	29.8
	1,000 ～ 2,000	4	57.1	6,568	69.0	4	50.0	7,172	69.7	5	51.4	8,147	66.8
	2,000 ～	0	0.0	762	8.0	0	0.0	215	2.1	0	2.1	422	3.5
	合計 (Total)	7	100.0	9,522	100.0	8	100.0	10,289	100.0	10	100.0	12,198	100.0
合　計	(Total)	1,822	100.0	837,981	100.0	1,975	100.0	1,001,080	100.0	2,121	100.0	1,159,734	100.0

※1:Thousand
※2:Million

5. 無担保ローン顧客属性（単独）(Unsecured Loans Customer Profile / Non-Consolidated)

（1）性　別 (Sex)

（千件/ Thousand）

年/決算月 (Fiscal Year)		99/3期	構成比(%)	00/3期	構成比(%)	01/3期	構成比(%)
新規顧客 (New Accounts)	男　性 (Male)	289	71.1	300	70.7	313	69.2
	女　性 (Female)	117	28.8	124	29.3	139	30.8
	合　計 (Total)	406	100.0	425	100.0	453	100.0
既存顧客 (Existing Accounts)	男　性 (Male)	1,213	68.3	1,314	68.6	1,403	68.4
	女　性 (Female)	562	31.7	602	31.4	647	31.6
	合　計 (Total)	1,776	100.0	1,917	100.0	2,050	100.0

（2）年齢別 (Age)

（千件/ Thousand）

年/決算月 (Fiscal Year)		99/3期	構成比(%)	00/3期	構成比(%)	01/3期	構成比(%)
新規顧客 (New Accounts)	20 ～ 29 (才/Age)	184	45.4	195	46.1	197	43.6
	30 ～ 39	86	21.2	90	21.3	99	22.1
	40 ～ 49	71	17.6	70	16.6	76	16.8
	50 ～ 59	46	11.4	49	11.6	57	12.6
	60 ～	17	4.3	18	4.4	22	5.0
	合　計 (Total)	406	100.0	425	100.0	453	100.0
既存顧客 (Existing Accounts)	20 ～ 29才 (才/Age)	463	26.1	498	26.0	523	25.5
	30 ～ 39	460	25.9	501	26.2	547	26.7
	40 ～ 49	390	22.0	403	21.0	419	20.5
	50 ～ 59	312	17.6	344	18.0	368	18.0
	60 ～	149	8.4	169	8.8	191	9.3
	合　計 (Total)	1,776	100.0	1,917	100.0	2,050	100.0

（3）保険種別 (Type of Social Security)

（千件/ Thousand）

年/決算月 (Fiscal Year)			99/3期	構成比(%)	00/3期	構成比(%)	01/3期	構成比(%)
新規顧客 (New Accounts)	会社員(社保)	Office Worker(Company Health Insurance)	220	54.2	214	50.5	215	47.5
	会社員(国保)	Office Worker(National Health Insurance)	135	33.3	157	37.1	178	39.4
	自営業者	Self Employed	50	12.5	52	12.4	59	13.2
	合　計	Total	406	100.0	425	100.0	453	100.0

（4）年収別 (Annual Income)

（千件/ Thousand）

年/決算月 (Fiscal Year)		99/3期	構成比(%)	00/3期	構成比(%)	01/3期	構成比(%)
新規顧客 (New Accounts)	～ 2,000 (千円/¥Thousand)	53	13.3	61	14.5	68	15.2
	2,000 ～ 3,000	80	19.8	89	20.9	96	21.4
	3,000 ～ 4,000	100	24.7	107	25.2	115	25.5
	4,000 ～ 5,000	69	17.1	69	16.5	71	15.9
	5,000 ～ 7,000	65	16.2	63	15.0	65	14.5
	7,000 ～ 10,000	27	6.8	26	6.2	26	5.9
	10,000 ～	8	2.1	7	1.8	7	1.8
	合　計 (Total)	406	100.0	425	100.0	453	100.0
	2,000 ～ 7,000	316	77.8	329	77.6	349	77.2
	7,000 ～	36	8.9	33	7.9	34	7.6

6. 貸倒関連データ(単独) *(Credit Cost / Non-Consolidated)*

(1) 貸倒償却 *(Bad Debts Write-offs)*

(百万円/¥ *Million*)

年/決算月 *(Fiscal Year)*		98/3期	99/3期	00/3期	01/3期	2002/3期 *(Forecast)*
期末営業貸付金残高	*Total Amount of Loans Outstanding*	702,445	837,981	1,001,080	1,159,734	1,330,253
無担保ローン	*Unsecured Loans*	603,662	690,704	809,361	921,891	1,028,489
有担保ローン	*Secured Loans*	95,128	137,755	181,428	225,644	283,160
事業者ローン	*Small Business Loans*	3,654	9,522	10,289	12,198	18,603
当期貸倒償却額	*Bad Debts Write-offs*	18,151	26,496	30,970	40,793	45,972
無担保ローン	*Unsecured Loans*	17,241	25,786	29,380	37,944	41,844
有担保ローン	*Secured Loans*	909	708	1,341	2,399	3,587
事業者ローン	*Small Business Loans*	-	1	247	449	539
当期貸倒償却率	*Percentage of Write-offs*	2.58%	3.16%	3.09%	3.52%	3.46%
無担保ローン	*Unsecured Loans*	2.86%	3.73%	3.63%	4.12%	4.07%
有担保ローン	*Secured Loans*	0.96%	0.51%	0.74%	1.06%	1.27%
事業者ローン	*Small Business Loans*	-	0.02%	2.41%	3.68%	2.90%

※有担保ローン貸倒償却額には、営業貸付金からの償却額に加えて、債権額に対する不動産価値の不足による回収不能見込額(営業外費用 貸倒引当金繰入額)を追加計上しております。
尚、追加計上額は00/3期:615百万円、01/3期:993百万円、02/3期見込み:1,929百万円です。

(2) 貸倒引当金 *(Allowance for Bad Debts)*

(百万円/¥ *Million*)

年/決算月 *(Fiscal Year)*		98/3期	99/3期	00/3期	01/3期	2002/3期 *(Forecast)*
期末貸倒引当金残高	*Allowance for Bad Debts*	41,328	48,009	56,720	60,943	70,230
無税分	*Untaxable*	33,748	35,803	41,615	46,232	55,520
有税分	*Taxable*	7,579	12,205	15,104	14,710	14,710
流動資産	*Current Assets*	22,115	29,061	37,625	45,115	52,380
固定資産	*Fixed Assets*	19,213	18,948	19,094	15,828	17,850
貸倒引当金繰入額	*Transfer to Allowance for Bad Debts*	22,108	29,061	37,625	45,115	51,307

7. 資金調達の状況（単独） *(Review of Funding / Non-Consolidated)*

(1)形態別調達金額 *(Amount of Borrowings by Type of Lender)*

（百万円/¥ Million）

年/決算月 (Fiscal Year)		98/3期	構成比(%)	99/3期	構成比(%)	00/3期	構成比(%)	01/3期	構成比(%)
借入金	Borrowings	668,504	95.7	652,674	85.5	707,668	79.3	791,674	64.9
都市銀行	City Banks	6,808	1.0	4,197	0.5	3,930	0.4	6,004	0.5
長期信用銀行	Long-Term Credit Banks	53,141	7.6	59,340	7.8	59,290	6.6	59,290	4.9
信託銀行	Trust Banks	68,093	9.7	80,143	10.5	117,053	13.1	137,467	11.3
地方銀行·第二地方銀行	Regional Banks	77,503	11.1	80,923	10.6	90,323	10.1	124,962	10.2
生命保険会社	Life Insurance	163,946	23.5	174,549	22.9	174,003	19.5	166,113	13.6
損害保険会社	Non-Life Insurance	80,707	11.6	78,697	10.3	75,991	8.5	64,700	5.3
外国銀行	Foreigner	11,000	1.6	20,500	2.7	64,967	7.3	76,766	6.3
ｼﾝｼﾞｹｰﾄﾛｰﾝ	Syndicated Loan	58,400	8.4	39,740	5.2	30,580	3.4	79,500	6.5
邦銀	Japanese Banks	-	-	-	-	-	-	70,000	5.7
外銀	Foreigner	58,400	8.4	39,740	5.2	30,580	3.4	9,500	0.8
県信連等	Credit Association	1,960	0.3	4,780	0.6	13,911	1.6	17,120	1.4
その他	Other	146,943	21.0	109,803	14.4	77,618	8.7	59,749	4.9
CP·社債等	CP and Bonds	30,000	4.3	110,500	14.5	184,500	20.7	427,500	35.1
CP等	CP	30,000	4.3	30,000	3.9	15,000	1.7	15,000	1.2
普通社債	SB	-	-	80,500	10.5	169,500	19.0	377,500	31.0
その他	Other			-	-	-	-	35,000	2.9
合 計	Total	698,504	100.0	763,174	100.0	892,168	100.0	1,219,174	100.0

(2)長期·短期別調達金額 *(Short and Long-term Borrowings)*

（百万円/¥ Million）

年/決算月 (Fiscal Year)		98/3期	構成比(%)	99/3期	構成比(%)	00/3期	構成比(%)	01/3期	構成比(%)
短期調達	Short-term Borrowings	98,000	14.0	58,900	7.7	28,700	3.2	32,500	2.7
短期借入	Borrowings	68,000	9.7	28,900	3.8	13,700	1.5	17,500	1.4
ｺﾏｰｼｬﾙ·ﾍﾟｰﾊﾟｰ	CP	30,000	4.3	30,000	3.9	15,000	1.7	15,000	1.2
長期調達	Long-term Borrowings	600,504	86.0	704,274	92.3	863,468	96.8	1,186,674	97.3
固定金利借入	Fixed Rate	184,288	26.4	242,569	31.8	291,870	32.7	246,157	20.2
変動金利借入	Floating Rate	416,215	59.6	381,205	49.9	402,098	45.1	528,016	43.3
キャップ	With Cap	190,000	27.2	190,000	24.9	190,000	21.3	160,000	13.1
スワップ	With Swap	15,400	2.2	9,460	1.2	4,880	0.5	33,600	2.8
固定社債	Fixed Bond	-	-	80,500	10.5	151,500	17.0	359,500	29.5
変動社債	Floating Bond	-	-	-	-	18,000	2.0	53,000	4.3
スワップ	With Swap	-	-	-	-	3,000	0.3	3,000	0.2
合 計	Total	698,504	100.0	763,174	100.0	892,168	100.0	1,219,174	100.0

※キャップ·スワップには、開始年月日が未到来のスワップ(180,000百万円)を含んでおりません。なお、未到来のキャップはありません。

(3)調達金利 *(Funding Cost)*

(%)

年/決算月 (Fiscal Year)		98/3期	99/3期	00/3期	01/3期
調達金利	Funding Cost	2.9	3.0	2.8	2.5
直接	Direct	1.6	2.0	2.3	2.1
間接	Indirect	2.9	3.2	2.9	2.6

※調達金利＝期末約定ベース平均表面金利　※Funding Cost = Interest Rate／Average Borrowing

8. 消費者金融業界動向 *(Overview of Consumer Credit Industry)*

(1) 大手消費者金融会社のキャッシング貸付上限金利 *(Maximum Interest Rates on Unsecured Loans of Leading 6 Consumer Finance Companies in Japan)*

会社名 *(Company Name)*		貸付上限年利率(%) *(Maximum Interest Rate per Annum[%])*	備考 *(Note)*
プロミス	*Promise*	25.550	1995年10月1日 3.650%引き下げ *(Reduced by 3.650% on Oct.1,1995)*
武富士	*Takefuji*	27.375	1996年 2月1日 1.825%引き下げ *(Reduced by 1.825% on Feb.1,1996)*
アコム	*Acom*	27.375	1997年 4月1日 1.095%引き下げ *(Reduced by 1.095% on Apr.1,1997)*
アイフル	*AIFUL*	28.835	2000年 6月1日 0.365%引き下げ *(Reduced by 0.365% on Jun.1,2000)*
三洋信販	*Sanyo Shinpan*	29.000	1988年 3月1日 7.500%引き下げ *(Reduced by 7.500% on Mar.1.1988)*
レイク	*Lake*	29.200	1996年 4月1日 3.650%引き下げ *(Reduced by 3.650% on Apr.1,1996)*

(2) 自己破産申請件数の推移 *(Trend of Personal Bankruptcy in Japan)*

○1996年～2000年推移 *(Number of Petitions 1996-2000)*

暦年	件数	前年比
1996年	56,494 件	30.1%
1997年	71,299 件	26.2%
1998年	103,803 件	45.6%
1999年	122,741 件	18.2%
2000年	139,281 件	13.5%

出所：最高裁判所　Source:Japanese Supreme Court

○2000年1月～12月　*(Monthly)*

暦月	件数	前年比	暦年	件数	前年比
1月(JAN)	7,691 件	9.9%	7月(JUL)	11,073 件	4.2%
2月(FEB)	10,826 件	15.5%	8月(AUG)	11,566 件	17.1%
3月(MAR)	12,550 件	10.5%	9月(SEP)	11,309 件	11.5%
4月(APR)	11,120 件	6.0%	10月(OCT)	12,125 件	12.7%
5月(MAY)	10,963 件	24.0%	11月(NOV)	12,248 件	13.0%
6月(JUN)	12,389 件	9.3%	12月(DEC)	15,421 件	27.5%

(3) 形態別信用供与残高 *(Overall Balance of Consumer Credit in Japan)*

(単位:億円) *(¥100Million)*

	消費者信用計 *Consumer Credit*		販売信用 *Sales on Credit*		消費者金融 *Consumer Finance*		消費者ローン計 *Consumer Loans*		民間金融機関 *Commercial Finance Institution*		消費者金融会社 *Consumer Finance Companies*		信販会社 *Shinpan [Sales Finance Companies]*		銀行系クレジット会社 *Bank-affiliated Credit Card Companies*		流通系クレジット会社 *Distributor-affiliated Credit Card Companies*		その他 *Other*	
		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)
1990年	630,985	19.2	153,428	10.7	477,557	22.2	339,888	26.8	270,458	31.0	29,432	18.3	27,332	3.9	5,582	18.9	2,865	51.6	4,219	10.6
1991年	684,199	8.4	161,618	5.3	522,581	9.4	373,278	9.8	301,101	11.3	33,435	13.6	25,614	-6.3	5,951	6.6	3,073	7.3	4,104	-2.7
1992年	715,383	4.6	169,075	4.6	546,308	4.5	387,097	3.7	306,764	1.9	36,630	9.6	29,349	14.6	6,369	7.0	3,770	22.7	4,215	2.7
1993年	741,048	3.6	166,862	-1.3	574,186	5.1	380,177	-1.8	296,395	-3.4	39,970	9.1	29,290	-0.2	6,439	1.1	3,902	3.5	4,181	-0.8
1994年	749,110	1.1	170,164	2.0	578,946	0.8	372,432	-2.0	283,765	-4.3	44,982	12.5	29,164	-0.4	6,159	-4.3	4,149	6.3	4,213	0.8
1995年	748,005	-0.1	177,166	4.1	570,839	-1.4	372,017	-0.1	272,482	-4.0	52,082	15.8	31,807	9.1	6,434	4.5	4,840	16.7	4,372	3.8
1996年	752,407	0.6	182,892	3.2	569,515	-0.2	374,035	0.5	262,502	-3.7	59,634	14.5	34,968	9.9	6,910	7.4	5,415	11.9	4,606	5.4
1997年	743,335	-1.2	182,621	-0.1	560,714	-1.5	372,867	-0.3	251,897	-4.0	65,179	9.3	37,278	6.6	7,477	8.2	6,173	14.0	4,863	5.6
1998年	709,823	-4.5	171,535	-6.1	538,288	-4.0	355,959	-4.5	231,478	-8.1	71,371	9.5	33,387	-10.4	7,848	5.0	6,953	12.6	4,922	1.2
1999年	668,243	-5.9	163,518	-4.7	504,725	-6.2	351,211	-1.3	217,957	-5.8	78,586	10.1	33,995	1.8	8,335	6.2	7,433	6.9	4,905	-0.3

出所：(社)日本クレジット産業協会「日本の消費者信用統計」(通商産業省産業政策局取引信用室監修)2000年版

Source:Japan Credit Industry Association,"Japan Consumer Credit Statistics 2001(Statistics by MITI Industrial Policy Bureau)"

EXHIBIT 3

2002年3月期　第1四半期資料
First Quarter Report For The Fiscal Year Ending March, 2002

アイフル株式会社
AIFUL CORPORATION

注意事項
Note : Important

ー注：業績予想に関する注意事項ー

このデータブックの数値うち、過去の事実以外のアイフル株式会社の計画・方針その他の記載にかかわるものは、将来の業績にかかる予想値であり、それらはいずれも、現時点においてアイフル株式会社が把握している情報に基づく経営上の想定や見解を基礎に算出されたものです。従いまして、これらの予想値は、リスクや不確定要因を内包するものであり、現実の業績は、諸々の要因により、これらの予想値と異なってくる可能性があります。ここでの潜在的なリスクや不確定要因として考えられるものとしては、例えば、アイフル株式会社を取り巻く経済情勢や消費者金融を取り巻く市場規模の変化、債務不履行に陥る顧客の割合、アイフル株式会社が支払う借入金利率のレベル、法定貸付上限金利のレベル等が考えられますが、これらに限りません。なお、この資料はいかなる証券の投資勧誘を目的として作成したものではありません。

ーNote : Forward Looking Statementsー

The figures contained in this DATA BOOK with respect to AIFUL's plans and strategies and other statements that are not historical facts are forward-looking statements about the future Performance of AIFUL which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in AIFUL's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on the AIFUL's debt and legal limits on interest rates charged by AIFUL. This DATA does not constitute any offer of any securities for sale.

1. 営業指標(単独) *(Review of Operation / Non-Consolidated)*

(1) 営業実績 *(Operating Results)*

年/決算月 (Fiscal Year)		99/3期	99/6期	増減率(yoy %)	00/3期	00/6期	増減率(yoy %)	01/3期	01/6期	増減率(yoy %)	2002/3期 *(Forecast)*	増減率(yoy %)
営業貸付金残高 (百万円)	*Loans Outstanding (¥ Million)*	837,981	886,044	19.5	1,001,080	1,047,662	18.2	1,159,734	1,213,689	15.8	1,330,253	14.7
無担保ローン	*Unsecured Loans*	690,704	725,230	14.7	809,361	846,973	16.8	921,891	962,754	13.7	1,028,489	11.6
有担保ローン	*Secured Loans*	137,755	150,244	45.1	181,428	190,372	26.7	225,644	237,588	24.8	283,160	25.5
事業者ローン	*Small Business Loans*	9,522	10,568	98.8	10,289	10,315	-2.4	12,198	13,347	29.4	18,603	52.5
口座数 (千件)	*CustomerAccounts (Thousand)*	1,822	1,878	6.7	1,975	2,036	8.4	2,121	2,194	7.7	2,281	7.5
無担保ローン	*Unsecured Loans*	1,776	1,828	6.0	1,917	1,975	8.0	2,050	2,119	7.3	2,187	6.7
有担保ローン	*Secured Loans*	38	41	33.0	49	52	26.1	60	64	21.2	78	28.4
事業者ローン	*Small Business Loans*	7	7	108.4	8	8	4.0	10	11	35.6	15	55.7
一口座当たり残高 (千円)	*Per Account (¥ Thousand)*	459	471	12.0	506	514	9.1	546	553	7.5	583	6.7
無担保ローン	*Unsecured Loans*	388	396	8.2	422	428	8.1	449	454	6.0	470	4.6
有担保ローン	*Secured Loans*	3,543	3,591	9.1	3,630	3,610	0.5	3,700	3,717	3.0	3,618	-2.2
事業者ローン	*Small Business Loans*	1,347	1,335	-4.6	1,272	1,253	-6.1	1,199	1,196	-4.6	1,175	-2.0
新規顧客件数 (千件)	*New Accounts (Thousand)*	429	112	1.4	449	119	6.3	479	134	11.8	513	6.9
無担保ローン	*Unsecured Loans*	406	106	0.3	425	113	7.0	453	126	11.2	473	4.5
有担保ローン	*Secured Loans*	16	5	30.1	20	5	7.6	22	5	9.1	30	37.5
事業者ローン	*Small Business Loans*	5	1	2.1	3	0	-53.5	4	1	137.3	8	111.9
実質平均利回り ※1 (%)	*Average Yield ※1 (%)*	25.5	25.3	*-0.5*	25.0	24.7	*-0.6*	24.3	24.5	*-0.2*	23.8	*-0.5*
無担保ローン	*Unsecured Loans*	27.0	26.9	*-0.5*	26.6	26.2	*-0.7*	26.0	26.4	*0.2*	25.5	*-0.4*
有担保ローン	*Secured Loans*	17.0	17.1	*1.4*	17.2	17.5	*0.4*	17.2	16.9	*-0.6*	17.0	*-0.2*
事業者ローン	*Small Business Loans*	28.3	26.8	*2.8*	30.6	27.0	*0.2*	25.7	27.0	*-0.0*	27.4	*1.7*

※1:実質平均利回り=営業貸付金利息／((期初残高+期末残高)÷2)(%)　　※1: Average Yield = Interest Income/Average Loans Outstanding (%)

注) 斜体数値は増減数　　Notes : Italic Font = Increase or Decrease

(2) チャネル展開 *(Marketing Channel)*

年/決算月 (Fiscal Year)		99/3期	99/6期	増減数(yoy)	00/3期	00/6期	増減数(yoy)	01/3期	01/6期	増減数(yoy)	2002/3期 *(Forecast)*	増減数(yoy)
ローン事業店舗数 ※2 (店)	*Loan Business Branches ※2*	1,009(418)	1,075(482)	*194*	1,311(698)	1,359(744)	*284*	1,529(892)	1,557(921)	*198*	1,679	*150*
有人店舗 ※3	*Staffed Branches ※3*	540(124)	532(125)	*32*	534(127)	532(128)	*0*	536(120)	536(120)	*4*	544	*8*
無人店舗 ※3	*Unstaffed Branches ※3*	465(294)	539(357)	*162*	773(571)	823(616)	*284*	987(772)	1,015(801)	*192*	1,129	*142*
ハートプラザ ※4	*Heart Plaza ※4*	4	4	*0*	4	4	*0*	4	4	*0*	4	*0*
その他 ※5	*Other ※5*	-	-	-	-	-	-	2	2	*2*	2	*0*
ローン事業店舗出店数 (店)	*Newly Opened Loan Business Branches*	202	67	-	321(19)	56	-	245	48	-	190	-
有人店舗 ※6	*Staffed Branches ※6*	36	-	-	24(19)	5	-	8	0	-	8	-
無人店舗	*Unstaffed Branches*	166	67	-	297	51	-	235	48	-	182	-
ハートプラザ ※4	*Heart Plaza ※4*	-	-	-	-	-	-	-	-	-	-	-
その他 ※5	*Other ※5*	-	-	-	-	-	-	2	-	-	-	-
有人店の無人化 (店)	*Remodeled into Unstaffed*	2	10	-	18	9	-	11	6	-	-	-
無人店の有人化 (店)	*Remodeled into Staffed*	55	2	-	2	3	-	5	6	-	-	-
廃店 ※6 (店)	*Closed Branches ※6*	-	1	-	19(14)	8	-	27	20	-	40	-
自動契約機設置台数 (台)	*Unmanned Loan-contracting Machines*	1,002	1,068	*193*	1,305	1,352	*284*	1,522	1,550	*198*	1,672	*150*
併設型	*At Staffed Branches*	536	528	*30*	531	528	*0*	534	534	*6*	542	*8*
独立型	*At Unstaffed Branches*	466	540	*163*	774	824	*284*	988	1,016	*192*	1,130	*142*
ATM・CDネットワーク (台)	*AIFUL ATMs and Tie-up CDs*	14,118	14,916	*3,614*	16,631	17,630	*2,714*	22,021	25,806	*8,176*	-	-
ATM台数	*AIFUL ATMs*	1,132	1,201	*221*	1,437	1,484	*283*	1,646	1,669	*185*	1,796	*150*
提携CD台数	*Tie-up CDs*	12,986	13,715	*3,393*	15,194	16,146	*2,431*	20,375	24,137	*7,991*	-	-
レストラン店舗 (店)	*Restaurants*	11	11	*0*	10	10	*-1*	10	10	*0*	10	*0*
カラオケ店舗 (店)	*Karaoke Parlors*	5	5	*0*	3	3	*-2*	3	3	*0*	3	*0*
社員数 (人)	*Number of Employees*	3,141	3,511	*319*	3,263	3,587	*76*	3,477	3,764	*177*	3,712	*235*

※2:( )はロードサイド型　　※2: ( ) Roadside type

※3:00/3期末店舗数には日本ベネフィット株式会社からの譲受店舗(有人1店、無人4店)を含む。　　※3: Included Nippon Benefit Branches Taken Over (Staffed Branches:1, Unstaffed Branches:4)

※4:ハートプラザは有担保専門店　　※4: Heart Plaza is Specialized for Secured Loans

※5:eきゃっシング店1店・個品割賦店1店　　※5: e-cashing :1, Sales Finance:1

※6:( )は日本ベネフィット店舗数　　※6: ( ) Nippon Benefit Branches

注) 斜体数値は増減数　　Notes : Italic Font = Increase or Decrease

2. 資金調達の状況(単独) *(Funds Procurement)*

(1)形態別調達金額 *(Amount of Borrowings by Type of Lender)*

(百万円/¥ *Million*)

年/決算月 *(Fiscal Year)*		99/3	構成比(%)	00/3	構成比(%)	01/3	構成比(%)	01/6	構成比(%)
借入金	*Borrowings*	652,674	85.5	707,668	79.3	791,674	64.9	770,997	60.6
都市銀行	*City Banks*	4,197	0.5	3,930	0.4	6,004	0.5	5,343	0.4
長期信用銀行	*Long-Term Credit Banks*	59,340	7.8	59,290	6.6	59,290	4.9	67,864	5.3
信託銀行	*Trust Banks*	80,143	10.5	117,053	13.1	137,467	11.3	144,873	11.4
地方銀行・第二地方銀行	*Regional Banks・Other Regional Banks*	80,923	10.6	90,323	10.1	124,962	10.2	123,628	9.7
生命保険会社	*Life Insurance Companies*	174,549	22.9	174,003	19.5	166,113	13.6	161,049	12.7
損害保険会社	*Non-Life Insurance Companies*	78,697	10.3	75,991	8.5	64,700	5.3	58,729	4.6
外国銀行	*Non-Japanese Banks*	20,500	2.7	64,967	7.3	76,766	6.3	66,419	5.2
ｼﾝｼﾞｹｰﾄﾛｰﾝ	*Syndicated Loan*	39,740	5.2	30,580	3.4	79,500	6.5	64,166	5.0
邦銀		-	-	-	-	70,000	5.7	64,166	5.0
外銀		39,740	5.2	30,580	3.4	9,500	0.8	-	-
県信連等	*Credit Association*	4,780	0.6	13,911	1.6	17,120	1.4	18,393	1.4
その他	*Other*	109,803	14.4	77,618	8.7	59,749	4.9	60,530	4.8
CP・社債等	*CP and Bonds*	110,500	14.5	184,500	20.7	427,500	35.1	501,500	39.4
ｺﾏｰｼｬﾙ･ﾍﾟｰﾊﾟｰ	*Commercial Paper*	30,000	3.9	15,000	1.7	15,000	1.2	15,000	1.2
普通社債	*Straight Bond*	80,500	10.5	169,500	19.0	377,500	31.0	447,500	35.2
その他	*Other*	-	-	-	-	35,000	2.9	39,000	3.1
合　計	*Total*	763,174	100.0	892,168	100.0	1,219,174	100.0	1,272,497	100.0

(2)長期・短期別調達金額 *(Short and Long-term Borrowings)*

(百万円/¥ *Million*)

年/決算月 *(Fiscal Year)*		99/3	構成比(%)	00/3	構成比(%)	01/3	構成比(%)	01/6	構成比(%)
短期調達	*Short-term Borrowings*	58,900	7.7	28,700	3.2	32,500	2.7	53,000	4.2
短期借入	*Short-term Borrowings*	28,900	3.8	13,700	1.5	17,500	1.4	38,000	3.0
ｺﾏｰｼｬﾙ･ﾍﾟｰﾊﾟｰ	*Commercial Paper*	30,000	3.9	15,000	1.7	15,000	1.2	15,000	1.2
長期調達	*Long-term Borrowings*	704,274	92.3	863,468	96.8	1,186,674	97.3	1,219,497	95.8
固定金利借入	*Fixed Rate*	242,569	31.8	291,870	32.7	246,157	20.2	230,167	18.1
変動金利借入	*Floating Rate*	381,205	49.9	402,098	45.1	528,016	43.3	502,830	39.5
キャップ	*With Cap*	190,000	24.9	190,000	21.3	160,000	13.1	160,000	12.6
スワップ	*With Swap*	9,460	1.2	4,880	0.5	33,600	2.8	83,500	6.6
固定社債	*Fixed Bond*	80,500	10.5	151,500	17.0	359,500	29.5	468,500	36.8
変動社債	*Floating Bond*	-	-	18,000	2.0	53,000	4.3	18,000	1.4
スワップ	*With Swap*	-	-	3,000	0.3	3,000	0.2	3,000	0.2
合　計	*Total*	763,174	100.0	892,168	100.0	1,219,174	100.0	1,272,497	100.0

※キャップ・スワップには、開始年月日が未到来のスワップ(130,000百万円)を含んでおりません。なお、未到来のキャップはありません。

(3)調達金利 *(Average Interest Rate on Borrowings)*

(%)

年/決算月 *(Fiscal Year)*		99/3	00/3	01/3	01/6
調達金利	*Average Interest Rate on Borrowings*	3.0	2.8	2.5	2.3
直接	*Direct*	2.0	2.3	2.1	2.1
間接	*Indirect*	3.2	2.9	2.6	2.4

※調達金利＝期末約定ベース平均表面金利

3. 消費者金融業界動向 *(Overview of Consumer Finance Industry)*

(1)大手消費者金融会社のキャッシング貸付上限金利 *(Maximum Interest Rates on Unsecured Loans of Leading 6 Consumer Finance Companies in Japan)*

会社名 (Company Name)	貸付上限年利率(%) (Maximum Interest Rate per Annum[%])	備考 (Note)
プロミス Promise	25.550	1995年10月1日 3.650%引き下げ(Reduced by 3.650% on Oct.1,1995)
武富士 Takefuji	27.375	1996年 2月1日 1.825%引き下げ(Reduced by 1.825% on Feb.1,1996)
アコム Acom	27.375	1997年 4月1日 1.095%引き下げ(Reduced by 1.095% on Apr.1,1997)
アイフル AIFUL	28.835	2000年 6月1日 0.365%引き下げ(Reduced by 0.365% on Jun.1,2000)
三洋信販 Sanyo Shinpan	29.000	1988年 3月1日 7.500%引き下げ(Reduced by 7.500% on Mar.1,1988)
レイク Lake	29.200	1996年 4月1日 3.650%引き下げ(Reduced by 3.650% on Apr.1,1996)

(2)自己破産申請件数の推移 *(Trend of Personal Bankruptcy in Japan)*

○1996年～2000年推移(Number of Petitions 1996-2000) ※()は対前年比 ※(yoy%)

暦年	件数	前期比
1996年	56,494 件	30.1%
1997年	71,299 件	26.2%
1998年	103,803 件	45.6%
1999年	122,741 件	18.2%
2000年	139,281 件	13.5%

出所:最高裁判所　Source:Japanese Supreme Court

○2001年1月～5月　(Monthly)

暦月	件数	前期比
1月(JAN)	7,449 件	-3.1%
2月(FEB)	11,088 件	2.4%
3月(MAR)	13,110 件	4.5%
4月(APR)	12,362 件	11.2%
5月(MAY)	12,707 件	15.9%

(3)形態別信用供与残高 *(Overall Balance of Consumer Credit in Japan)*

(単位:億円) (¥100Million)

	消費者信用計 Consumer Credit		販売信用 Sales on Credit		消費者金融 Consumer Finance		消費者ローン計 Consumer Loans		民間金融機関 Commercial Finance Institution		消費者金融会社 Consumer Finance Companies		信販会社 Shinpan [Sales Finance]Companies		銀行系クレジット会社 Bank-affiliated Credit Card Companies		流通系クレジット会社 Distributor-affiliated Credit Card Companies		その他 Other	
		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)
1990年	630,985	19.2	153,428	10.7	477,557	22.2	339,888	26.8	270,458	31.0	29,432	18.3	27,332	3.9	5,582	18.9	2,865	51.6	4,219	10.6
1991年	684,199	8.4	161,618	5.3	522,581	9.4	373,278	9.8	301,101	11.3	33,435	13.6	25,614	-6.3	5,951	6.6	3,073	7.3	4,104	-2.7
1992年	715,383	4.6	169,075	4.6	546,308	4.5	387,097	3.7	306,764	1.9	36,630	9.6	29,349	14.6	6,369	7.0	3,770	22.7	4,215	2.7
1993年	741,048	3.6	166,862	-1.3	574,186	5.1	380,177	-1.8	296,395	-3.4	39,970	9.1	29,290	-0.2	6,439	1.1	3,902	3.5	4,181	-0.8
1994年	749,110	1.1	170,164	2.0	578,946	0.8	372,432	-2.0	283,765	-4.3	44,982	12.5	29,164	-0.4	6,159	-4.3	4,149	6.3	4,213	0.8
1995年	748,005	-0.1	177,166	4.1	570,839	-1.4	372,017	-0.1	272,482	-4.0	52,082	15.8	31,807	9.1	6,434	4.5	4,840	16.7	4,372	3.8
1996年	752,407	0.6	182,892	3.2	569,515	-0.2	374,035	0.5	262,502	-3.7	59,634	14.5	34,968	9.9	6,910	7.4	5,415	11.9	4,606	5.4
1997年	743,335	-1.2	182,621	-0.1	560,714	-1.5	372,867	-0.3	251,897	-4.0	65,179	9.3	37,278	6.6	7,477	8.2	6,173	14.0	4,863	5.6
1998年	709,823	-4.5	171,535	-6.1	538,288	-4.0	355,959	-4.5	231,478	-8.1	71,371	9.5	33,387	-10.4	7,848	5.0	6,953	12.6	4,922	1.2
1999年	668,243	-5.9	163,518	-4.7	504,725	-6.2	351,211	-1.3	217,957	-5.8	78,586	10.1	33,995	1.8	8,335	6.2	7,433	6.9	4,905	-0.3

出所:(社)日本クレジット産業協会「日本の消費者信用統計」(通商産業省産業政策局取引信用室監修)2000年版

Source:Japan Credit Industry Association,"Japan Consumer Credit Statistics 2000 (Statistics by MITI Industrial Policy Bureau)"

EXHIBIT 6

(Brief Description)

June 28, 2001

Annual Securities Report

(Report pursuant to Article 24, Paragraph 1 of
the Securities and Exchange Law)

The 24th Fiscal Year
from April 1, 2000
to March 31, 2001

This Annual Securities Report concerning the fiscal year ended March 31, 2001 (hereinafter called the "Annual Securities Report") was, in accordance with the Japanese laws and regulations, filed on June 28, 2001 with the Director of Kanto Local Finance Bureau of the Ministry of Finance of Japan, and is made available for public inspection at the Tokyo Branch of AIFUL Corporation (the "Company") and at each of The Tokyo Stock Exchange and The Osaka Securities Exchange, on which the shares of common stock of the Company are listed.

It is required under the Japanese laws and regulations to include in the Annual Securities Report certain information concerning the Company on both consolidated and non-consolidated basis, including its financial position and results of operation, together with the consolidated and non-consolidated annual financial statements of the Company for the fiscal year ended March 31, 2001.

The information in the Annual Securities Report which is material to an investment decision is substantially contained in the Annual Report of the Company (see Exhibit 5) and/or the Consolidated and Non-Consolidated Financial Summary 2001 of the Company (see Exhibit 1).

EXHIBIT 7

(Brief Description)

The Extraordinary Report
and
Amendments

AIFUL CORPORATION

(504043)

The Extraordinary Report dated July 13, 2001 (the "July Extraordinary Report") in connection with the international offering outside Japan of shares of common stock and the amendments thereto dated August 6 and August 10, 2001 (together, the "July Extraordinary Report")

The July Extraordinary Report is required under the Securities and Exchange Law to be, and was, submitted to the authority in connection with the international offering outside Japan of shares of common stock.

The information contained in the July Extraordinary Report which is material to an investment decision is substantially contained in the Offering Circular filed with the Securities and Exchange Commission on October 24, 2001 and the news release dated July 13, 2001 and August 6, 2001 (respectively, Exhibit 21 and Exhibit 23).

EXHIBIT 8

(Brief Description)

Supplements to the Shelf Registration Statement

AIFUL CORPORATION

(504043)

Supplement to Shelf Registration Statement dated April 12, April 24, May 24, and May 31, 2001 relating to the Unsecured Straight Bonds-Twenty-third Series, -Twenty-fourth Series, -Twenty-fifth Series, and –Twenty-sixth Series, respectively (with special covenant of rating *pari passu* solely with the other series of bonds) (the "2001 Supplements")

The 2001 Supplements are required to be filed with the authority under the Securities and Exchange Law when the Company proposes to issue or distribute through a public offering in Japan any securities designated in the 2001 Shelf Registration Statement, including the Unsecured Straight Bonds-Twenty-third Series, -Twenty-fourth Series, -Twenty-fifth Series, and –Twenty-sixth Series, respectively (with special covenant of rating *pari passu* solely with the other series of bonds), worth ¥20,000 million, ¥20,000 million, ¥15,000 million and ¥15,000 million, respectively of the aggregate principal amount thereof in such offering.

The 2001 Shelf Registration Statement so supplemented by the 2001 Supplements contains or incorporates by reference the information concerning the terms and conditions of the public offering of the Unsecured Straight Bonds-Twenty-third Series, -Twenty-fourth Series, -Twenty-fifth Series, and –Twenty-sixth Series, respectively and the information pertaining to the Company's business.

The information contained in the 2001 Supplements which is material to an investment decision is substantially contained in the Annual Report (Exhibit 5) and the news release dated April 12, April 24, May 24, and May 31 2001, respectively (Exhibits 14, 15, 16 and 18).

EXHIBIT 9

(Brief Description)

Amendments to the Shelf Registration Statement

AIFUL CORPORATION

(504043)

Amendments dated April 18, June 28, July 13, August 6 and August 10 (the "2001 Amendments") to the Shelf Registration Statement dated February 6, 2001 (the "2001 Shelf Registration Statement") with respect to inclusion in the list of documents incorporated by reference to the 2001 Shelf Registration Statement

An amendment to a Shelf Registration Statement is required to be filed under the Securities and Exchange Law when a list of documents to be incorporated by reference in a Shelf Registration Statement is amended.

The 2001 Amendments are to include the Extraordinary Report dated July 13, 2001, the Amendments to the Extraordinary Report dated August 6 and August 10, 2001, and the 2001 Annual Securities Report in the list of documents incorporated by reference to the 2001 Shelf Registration Statement, and to correct the 2001 Shelf Registration Statement.

EXHIBIT **10**

(Summary Translation)

June 12, 2001

To Our Shareholders

Yoshitaka Fukuda
President and Representative Director
AIFUL CORPORATION
381-1, Takasago-cho, Gojo-noboru,
Karasuma-dori, Shimogyo-ku, Kyoto

NOTICE OF CONVOCATION

OF THE 24TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs and Madams:

Notice is hereby given that the 24th Ordinary General Meeting of Shareholders of the Company will be held in accordance with the schedule described below. Your attendance is respectfully requested.

If you are not able to attend the meeting, we cordially request you to exercise your voting right in writing. After examining the referential documents as set forth below, please indicate your approvals or disapprovals on the voting instruction form enclosed herewith, affix your seal, and send such form to us so we will receive the form by June 26, 2001.

Description

1. Date and time: June 27, 2001 (Wednesday), 10:00 a.m.

2. Place: At the Hall on 3rd Floor of the Main Office of the Company, at 381-1, Takasago-cho, Gojo-noboru, Karasuma-dori, Shimogyo-ku, Kyoto

3. Subject matters of the meeting:

   Matters to be reported:

   The Business Report, the Balance Sheet, and the Statement of Income for the 24th Fiscal Year (from April 1, 2000 through March 31, 2001)

Matters to be resolved:

Agenda Item No. 1: Approval of the proposed Statement of Appropriation of Retained Earnings for the 24th Fiscal Year

Agenda Item No. 2: Partial amendment of the Articles of Incorporation

Please see "NOTICE OF RESOLUTION OF THE 24th ORDINARY GENERAL MEETING OF SHAREHOLDERS". (Exhibit 11)

Agenda Item No. 3: The election of seventeen (17) Directors

Agenda Item No. 4: The election of one (1) Corporate Auditor

Agenda Item No. 5: The repurchase of the Company's own shares for transfer thereof to the Directors and employees

Please see "NOTICE OF RESOLUTION OF THE 24th ORDINARY GENERAL MEETING OF SHAREHOLDERS". (Exhibit 11)

Note: If you will be attending the meeting, please submit the enclosed voting instruction form at the reception desk at the entrance of the place of the meeting.

EXHIBIT 11

(Summary Translation)

June 27, 2001

To Our Shareholders

Yoshitaka Fukuda
President and Representative Director
AIFUL CORPORATION
381-1, Takasago-cho, Gojo-noboru,
Karasuma-dori, Shimogyo-ku, Kyoto

NOTICE OF RESOLUTION

OF THE 24th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs and Madams:

Notice is hereby given that at the 24th Ordinary General Meeting of Shareholders of the Company held today, the report has been made and the resolutions have been adopted as described below.

Description

Reported Matters:

The Balance Sheet as of March 31, 2001, and the Business Report and the Statement of Income for the 24th Fiscal Year (from April 1, 2000 through March 31, 2001)

The details of the above-mentioned documents were reported at the meeting.

Resolved Matters:

Agenda Item No. 1: Approval of the proposed Statement of Appropriation of Retained Earnings for the 24th Fiscal Year:

This matter was adopted as the original proposal. Dividends for the 24th Fiscal Year shall be ¥50 per share, consisting of ¥30 per share as ordinary dividends and ¥20 per share as interim dividends.

Agenda Item No. 2: Partial amendment of the Articles of Incorporation:

This matter was adopted as the original proposal. To cope with the diversification and the future development of the business of the Company, the purpose of the business was added.

Agenda Item No. 3: The election of seventeen (17) Directors:

All fifteen (15) candidates named in the original proposal were reelected, and all two (2) candidates also named in the original proposal were newly elected, each of whom assumed his office.

Agenda Item No. 4: The election of one (1) Corporate Auditor:

The candidate named in the original proposal was newly elected as Corporate Auditor and he assumed his office.

Agenda Item No. 5: The repurchase of the Company's own shares for transfer thereof to the Directors and employees:

Purpose of transfer:

To transfer the Company's own shares to the Directors and employees for the purpose of contributing to the benefit of Directors and employees by raising their morale and giving them an incentive to improve the company's business performance and improving the business results of the Company

Period:

From the conclusion of this general meeting to the conclusion of the ordinary general meeting of shareholders for the next fiscal year

Maximum number of shares to be transferred:

223,000

Type of shares to be transferred:

Par value shares of common stock of the Company

Maximum of total purchase price:

Up to the maximum total amount of 4.1 billion yen

Basis article of law:

Article 210-2 of the Commercial Code of Japan

*　*　*　*　*

Method of receiving the dividends.

Translation omitted.

EXHIBIT 12

(Brief Description)

June 2001

The 24th Business Report
"SHAREHOLDERS' COMMUNICATION"

This Business Report concerning the fiscal year ended March 31, 2001 (the "Business Report") was sent to the shareholders of AIFUL Corporation (the "Company") in June 2001.

The Business Report is not required to be prepared or made public under any rules or regulations in Japan; the Company voluntarily prepares the Business Report and distributes it to its creditors, shareholders, customers or analysts from time to time.

The information in the Business Report which is material to an investment decision is substantially contained in the Annual Report of the Company (see Exhibit 5) and/or the Consolidated and Non-Consolidated Financial Results of the Company (see Exhibit 1).

(Brief Description)

Public Notice of Financial Results of the 24th Fiscal Year

June 28, 2001

Yoshitaka Fukuda
President and Representative Director
AIFUL Corporation
381-1, Takasago-cho, Gojo-noboru, Karasuma-dori, Shimogyo-ku, Kyoto

This Public Notice (hereinafter called the "Public Notice") of Financial Results concerning the fiscal year ended March 31, 2001 was published in accordance with the Commercial Code of Japan in the *Nihon Keizai Shimbun* on June 28, 2001.

It is required under the Law for Special Exceptions to the Commercial Code Concerning Audit, Etc. of Stock Companies (*Kabushiki-Kaisha*) of Japan, as amended (Law No. 22 of 1974), to include in the Public Notice the Balance Sheet and Statement of Income of AIFUL Corporation or the Summaries thereof for the fiscal year ended March 31, 2001.

The information in the Public Notice which is material to an investment decision is substantially contained in the Annual Report of the Company (see Exhibit 5) and/or the Consolidated and Non-Consolidated Financial Results of the Company (see Exhibit 1).

EXHIBIT 14

AIFUL PRESS RELEASE

AIFUL Corporation (8515)
381-1, Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto 600-8420, Japan
Mr. Yoshitaka Fukuda, President & CEO
Listings: Tokyo Stock Exchange First Section,
Osaka Stock Exchange First Section,
Fiscal year end: March 31
For information, contact: Mr. Kenichi Kayama
General Manager, Public Relations Department
Tel: 03-3274-3560

AIFUL Announce 23rd, Unsecured Straight Bond Issues

TOKYO, April 12, 2001 - AIFUL Corporation announced its 23rd unsecured straight bond issues. These bond issues are part of AIFUL's diversified plan for further improvements in financial position, and the continued strengthening of its overall financial health based on careful observation of market movements.

Issue name:	**AIFUL Corporation 23rd Unsecured Bond** (Limited Inter-bond Pari Passu Clause)
Issue amount:	20 billion yen
Interest rate:	2.17% per annum
Issue price:	100% of face value; face value equals 100 yen
Offering date:	April 12, 2001
Payment date:	April 25, 2001
Maturity date:	April 25, 2006 (5 year bond redeemable in lump sum at maturity)
Use of funds:	Operating loans
Lead underwriter:	Tokyo-Mitsubishi Securities Co., Ltd. Morgan Stanley Dean Witter & Co.
Trustees:	Sumitomo Trust & Banking Co. Ltd.
Rating:	Japan Credit Rating Agency (JCR) has rated the bonds A+ (A plus) Japan Rating and Investment Information, Inc. (R&I) has rated the bonds A- (A minus)

AIFUL PRESS RELEASE

EXHIBIT 15

AIFUL Corporation (8515)
381-1, Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto 600-8420, Japan
Mr. Yoshitaka Fukuda, President & CEO
Listings: Tokyo Stock Exchange First Section,
Osaka Stock Exchange First Section,
Fiscal year end: March 31
For information, contact: Mr. Kenichi Kayama
General Manager, Public Relations Department
Tel: 03-3274-3560

AIFUL Announce 24th, Unsecured Straight Bond Issues

TOKYO, April 24, 2001 – AIFUL Corporation announced its 24th unsecured straight bond issues. These bond issues are part of AIFUL's diversified plan for further improvements in financial position, and the continued strengthening of its overall financial health based on careful observation of market movements.

Issue name:	**AIFUL Corporation 24th Unsecured Bond** (Limited Inter-bond Pari Passu Clause)
Issue amount:	20 billion yen
Interest rate:	1.75% per annum
Issue price:	100% of face value; face value equals 100 yen
Offering date:	April 25 to March 15, 2001
Payment date:	March 16, 2001
Maturity date:	March 16, 2005 (4 year bond redeemable in lump sum at maturity)
Use of funds:	Operating loans
Lead underwriter:	Nomura securities Co. Ltd.
Trustees:	Sumitomo Trust & Banking Co. Ltd. (lead) Aozora Bank Ltd. Yasuda Trust & Banking Co., Ltd.
Rating:	Japan Credit Rating Agency (JCR) has rated the bonds A+ (A plus) Japan Rating and Investment Information, Inc. (R&I) has rated the bonds A- (A minus)

AIFUL PRESS RELEASE

EXHIBIT 16

AIFUL Corporation (8515)
381-1, Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto 600-8420, Japan
Mr. Yoshitaka Fukuda, President & CEO
Listings: Tokyo Stock Exchange First Section,
Osaka Stock Exchange First Section,
Fiscal year end: March 31
For information, contact: Mr. Kenichi Kayama
General Manager, Public Relations Department
Tel: 03-3274-3560

AIFUL Announce 25th, Unsecured Straight Bond Issues

TOKYO, May 24, 2001 – AIFUL Corporation announced its 25th unsecured straight bond issues. These bond issues are part of AIFUL's diversified plan for further improvements in financial position, and the continued strengthening of its overall financial health based on careful observation of market movements.

Issue name:	**AIFUL Corporation 25th Unsecured Bond** (Limited Inter-bond Pari Passu Clause)
Issue amount:	15 billion yen
Interest rate:	2.48% per annum
Issue price:	100% of face value; face value equals 100 yen
Offering date:	May 24, 2001
Payment date:	June 11, 2001
Maturity date:	June 11, 2008 (7 year bond redeemable in lump sum at maturity)
Use of funds:	Operating loans
Lead underwriter:	Nikko Salomon Smith Barney Ltd.
Trustees:	Aozora Bank Ltd.
Rating:	Japan Credit Rating Agency (JCR) has rated the bonds A+ (A plus) Japan Rating and Investment Information, Inc. (R&I) has rated the bonds A- (A minus)

EXHIBIT 17

AIFUL Corporation
Press Release

May 28, 2001

AIFUL Corporation to Purchase Treasury Stock for Introduction of Stock Option

— Purchase of treasury stock for transfer to directors and employees based on Article 210-2 of the Commercial Code —

KYOTO — AIFUL Corporation has announced the introduction of a stock option system employing the treasury stock method and the purchase of treasury stock in accordance with Article 210-2 of the Commercial Code, as resolved at a meeting of its Board of Directors held on April 28, 2001.

1. Reasons for Introduction of Stock Option

(1) The company aims to achieve long-term business objectives and build a system of cooperation that transcends business divisions by having employees share in the common goal of increasing corporate value.

(2) The company aims to increase motivation and morale for the improvement of business results by introducing a mechanism that allows the benefits of the increased share prices that result from efforts to improve business results to be shared by shareholders and employees.

2. Outline of Stock Option System

(1) Those eligible for treasury stock transfer (grant of stock option)

The 17 directors in office at the close of the company's Annual Meeting of Shareholders and 135 employees at the level of Deputy Manager or higher according to internal company regulations shall be eligible, for a total of 152 persons.

(2) Type of shares

AIFUL Corporation par value common stock

(3) Number of shares

	Number of shares granted	Total shares granted
Representative directors	5,000	10,000
Senior managing/managing directors	4,000	16,000
Directors	3,000	33,000
General managers (deputy)	2,000	58,000
Managers (deputy)	1,000	106,000
Total	-	223,000

In the event that the company carries out a stock split or reverse split on or after the date when rights are granted (hereinafter referred to as "date of grant of rights"), the number of shares granted shall be adjusted using the formula below. Fractions less than one share due to the adjustment shall be rounded down.

No. of shares granted after adjustment = no. of shares granted before adjustment x split or reverse split ratio

The adjustment in the number of shares granted outlined above shall only be applied to grants of shares that remain unexercised at the time in question.

(4) Transfer price for shares
The transfer price shall equal 103% of the monthly average (rounded up to the nearest ¥1) of daily (trading holidays excluded) closing prices in regular trading on the Tokyo Stock Exchange of AIFUL common stock for the month prior to the month in which the rights are granted. However, in the event that this amount is less than the closing price on the date of grant of rights (in the event that there is no closing price on the day in question, the closing price on the closest date, the same hereinafter), the transfer price shall be the closing price on the date of grant of rights.

In the event that the company carries out a stock split or reverse split on or after the date of grant of rights, the transfer price shall be adjusted using the formula below. Fractions less than one yen due to the adjustment shall be rounded down.

Transfer price after adjustment = transfer price before adjustment x (1 / split or reverse split ratio)

In addition, in the event that the company issues new shares below market price on or after the date of grant of rights (excludes exercise of options on conversion of convertible corporate bonds, stock warrants and stock purchase warrants based on the provision of Article 280-19 of the Commercial Code), the transfer price shall be adjusted using the formula below. Fractions of less than one yen shall be rounded up.

$A = B \times (F + (C \times D / E) / (G + H))$

Where:
A = Transfer price after adjustment
B = Transfer price before adjustment
C = Number of new shares issued
D = amount paid per share
E = market price
F = Number shares already issued
G = number of shares already issued
H = Number of new shares issued

(5) Term of exercise of rights
July 1, 2003 – June 30, 2006

(6) Conditions for exercise of rights
(a) A person eligible to be granted transfer rights must be a director or employee of AIFUL Corporation at the time of exercise of rights of the transfer.

(b) The transfer, pledge or other total disposal or succession of transfer rights shall not be recognized.
(c) Other conditions for exercise of rights shall be specified in the grant of rights agreement concluded between AIFUL Corporation and persons eligible for the grant of rights based on the resolutions of the Annual Meeting of Shareholders and the Board of Directors.
(d) In the event that the company merges with another company, conducts an exchange or transfer of shares, or carries out a corporate spin off, or in the event of other similar unavoidable circumstances that necessitate adjustments on or after the date of grant of rights, the company may, to the minimum necessary and within reasonable limits, adjust the number of shares granted, the transfer price and the term for exercise of rights, restrict the exercise rights, or render unexercised transfer rights null and void.

3. Details of Treasury Stock Purchase
(1) Type of shares
AIFUL par value common stock
(2) Total number of shares
Maximum of 223,000 shares (0.26% of all shares outstanding)
(3) Total value of shares
Maximum of ¥4.1 billion

Note: The details outlined above are conditional on the authorization of "Treasury stock purchase for transfer to AIFUL directors and employees" at AIFUL Corporation's Annual Meeting of Shareholders to be held on June 27, 2001.

AIFUL Corporation

Headquarters:	381-1 Takasagocho, Gojyo Noboru, Karasumadori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 3274-3560 (Public Relations) (03) 3274-4561 (Investor Relations)
Fax:	(03) 3274-4581

AIFUL PRESS RELEASE

EXHIBIT 18

AIFUL Corporation (8515)
381-1, Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto 600-8420, Japan
Mr. Yoshitaka Fukuda, President & CEO
Listings: Tokyo Stock Exchange First Section,
Osaka Stock Exchange First Section,
Fiscal year end: March 31
For information, contact: Mr. Kenichi Kayama
General Manager, Public Relations Department
Tel: 03-3274-3560

AIFUL Announce 26th, Unsecured Straight Bond Issues

TOKYO, May 31, 2001 - AIFUL Corporation announced its 26th unsecured straight bond issues. These bond issues are part of AIFUL's diversified plan for further improvements in financial position, and the continued strengthening of its overall financial health based on careful observation of market movements.

Issue name:	**AIFUL Corporation 26th Unsecured Bond** (Limited Inter-bond Pari Passu Clause)
Issue amount:	15 billion yen
Interest rate:	1.70% per annum
Issue price:	100% of face value; face value equals 100 yen
Offering date:	May 31, 2001
Payment date:	June 12, 2001
Maturity date:	June 12, 2006 (5 year bond redeemable in lump sum at maturity)
Use of funds:	Operating loans
Lead underwriter:	Daiwa Securities SMBC Co. Ltd.
Trustees:	Sumitomo Trust & Banking Co., Ltd.
Rating:	Japan Credit Rating Agency (JCR) has rated the bonds A+ (A plus) Japan Rating and Investment Information, Inc. (R&I) has rated the bonds A- (A minus)

EXHIBIT 19

AIFUL Corporation
Press Release

June 4, 2001

AIFUL Corporation Makes Sanyo Shinpan Fully Owned Subsidiary

KYOTO — AIFUL Corporation announced today that is has received from LIFE Co., Ltd., which AIFUL recently acquired and made a full subsidiary, the transfer of all shares of Sanyo Shinpan Co., Ltd., formerly a fully owned subsidiary of LIFE, and has made it a fully owned subsidiary.

1. Purpose of Making Sanyo Shinpan a Fully Owned Subsidiary

The purpose of making Sanyo Shinpan a fully owned subsidiary is to increase business efficiency and earnings at the company as quickly as possible. This will be achieved by providing a range of effective management support including the introduction of business expertise (credit expertise, debt management expertise, etc.) to Sanyo Shinpan from AIFUL as well as the funds and human resources that will come from making Sanyo Shinpan a direct subsidiary of AIFUL.

In addition to Sanyo Shinpan, which has now been made a fully owned subsidiary, AIFUL's consolidated subsidiaries include the major consumer credit and credit card company, LIFE Co., Ltd., the mid-sized consumer finance company, Happy Credit Corporation, and Sinwa Corporation. The company also has a joint venture with Sumitomo Trust & Banking Co., Ltd.: a small business loan company called Businext Corporation, which commenced operations this April.

AIFUL is working to increase the Group's loan balances and market share and to strengthen its management base by utilizing its outstanding credit expertise and management expertise to benefit each company in the AIFUL Group. AIFUL's aim is to be the top company in the retail finance sector, becoming a comprehensive financial company.

2. Details of Method of Making Sanyo Shinpan a Fully Owned Subsidiary (Share Transfer Method)

Date of share transfer	June 4, 2001
Assignor	LIFE Co., Ltd.
Assignee	AIFUL Corporation
Transferred shares	Sanyo Shinpan Co., Ltd., 2,000 shares (100% of all shares outstanding)
Transfer price	¥100 million

3. Company Outlines

(1) Trade name	AIFUL Corporation (Parent company)	Sanyo Shinpan Co., Ltd. (Fully owned subsidiary)
(2) Details of business	Consumer finance business	General and product agency services, credit guarantee services, and loan services
(3) Date of establishment	February 1978	January 1988
(4) Location of headquarters	381-1 Takasagocho, Gojo-Agaru, Karasumadori, Shimogyo-ku, Kyoto	7-21 Sumiyoshicho, Fukuyama City, Hiroshima Prefecture
(5) Representative	President: Yoshitaka Fukuda	President: Akihito Kaizaki
(6) Capitalization	¥39,788 million (As of March 31, 2001)	¥100 million (As of March 31, 2001)
(7) Shares outstanding	84,876,000 shares (Par value: ¥50) (As of March 31, 2001)	2000 shares (Par value: ¥50,000) (As of March 31, 2001)
(8) Shareholders' equity	¥302,601 million (As of March 31, 2001)	¥534 million (As of March 31, 2001)
(9) Total assets	¥1,586,409 million (As of March 31, 2001)	¥12,507 million (As of March 31, 2001)
(10) Fiscal year end	March 31	March 31
(11) Number of employees	3,477 (As of March 31, 2001)	110 (As of March 31, 2001)
(12) Main customers	General public	General public
(13) Major shareholders (Percentage of shares outstanding)	1. Yoshitaka Fukuda: 32.61% 2. Yamakatsu Co.: 10.49% 3. Marutaka Co.: 9.64% 4. Erio Lease Co.: 4.47% 5. Yasutaka Fukuda: 2.85%	1. Life Co., Ltd.: 100%
(14) Main banks	Sumitomo Trust & Banking Co., Ltd., Aozora Bank, Yasuda Trust & Banking Co., Ltd., Mitsubishi Trust & Banking Corporation	Hiroshima Bank, Ltd.
(15) Business area and branches	Nationwide 1,529 branches (542 staffed branches, 987 unstaffed branches) (As of March 31, 2001)	Hiroshima and Okayama prefectures 22 branches (9 staffed branches, 13 unstaffed branches) (As of March 31, 2001)
(16) Loans to customers and installments receivable	¥1,159,734 million (As of March 31, 2001)	¥10,841 million (As of March 31, 2001)
(17) Number of members	2,121,000 (Number of accounts) (As of March 31, 2001)	115,000 (Number of valid card members) (As of March 31, 2001)

4. Business results for two most recent fiscal years (Unit: ¥ million)

	AIFUL Corporation (Parent company)		Sanyo Shinpan Co., Ltd. (Fully owned subsidiary)	
Fiscal year	FY3/00	FY3/01	FY3/00	FY3/01
Operating revenue	238,532	270,827	2,299 (0.96%)	2,192 (0.81%)
Ordinary profit	85,009	103,372	233 (0.27%)	431 (0.42%)
Net profit	44,104	48,512	142 (0.32%)	-100 (-0.21%)

Notes:
1. Figures for AIFUL Corporation are non-consolidated.
2. Figures in brackets for Sanyo Shinpan Co., Ltd., indicate proportions of AIFUL figures.

AIFUL Corporation
Headquarters: 381-1 Takasagocho, Gojyo Noboru, Karasumadori, Shimogyo-ku, Kyoto
President: Yoshitaka Fukuda
Stock code: 8515
Exchanges: TSE 1st Section; OSE 1st Section
Fiscal year: Ending March 31
Inquiries: Kenichi Kayama, General Manager, Public Relations Department
Telephone: (03) 3274-3560 (Public Relations)
(03) 3274-4561 (Investor Relations)
Fax: (03) 3274-4581

Sanyo Shinpan Co., Ltd.
Headquarters: Fukuyama, Hiroshima
President: Sumihito Kaizaki

EXHIBIT 20

AIFUL Corporation
Press Release **July 12, 2001**

AIFUL Corporation Comments on Press Reports Predicting a Capital Increase by Public Offering

KYOTO — In the midst of the slump in the Japanese economy in recent years, the AIFUL Group has worked to conduct its business operations in such a way as to further strengthen its financial structure and to build a corporate organization that is dedicated to customer service. Constant consideration of the most efficient way to procure funds is an essential part of the management responsibility of all companies, and in view of the company's objectives, this is all the more true at AIFUL.

Recently, there have been reports in the press mentioning the possibility that AIFUL will pursue a capital increase through public offering. The company is considering such a move. However, with no formal decision, it is not possible to make any announcements concerning a capital increase through public offering at the present time. When the relevant decision has been made, the company will make the appropriate announcements.

AIFUL Corporation	
Headquarters:	381-1 Takasagocho, Gojyo Noboru, Karasumadori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 3274-3560 (Public Relations) (03) 3274-4561 (Investor Relations)
Fax:	(03) 3274-4581

AIFUL Corporation
Press Release

July 13, 2001

Aiful Corporation Announces New Stock Issue

KYOTO — AIFUL Corporation has announced the following resolutions made at a meeting of its Board of Directors held on July 13, 2001, regarding the issue of new stock in offerings in Japan and overseas.

1. Number of new shares: Along with the total offering in Japan and overseas of 7,500,000 shares, there shall be an additional potential issue of a maximum of 1,000,000 shares, dependent on the exercise of rights by the overseas managing underwriters noted below in item 3(2). However, the target for the offering shall be 3,500,000 shares for subscription in Japan and 4,000,000 shares for overseas subscription. The final breakdown will be decided on the date of determination for the issue price noted in item 2 below, taking factors such as demand into consideration.

2. Issue price: The issue price is pending, and is scheduled to be determined on a date between Friday, August 3, 2001, and Thursday, August 8, 2001 (the date of determination for the issue price). It shall be determined taking factors such as demand into consideration, and set at a multiple of 0.90 – 1.00 (rounded up to the nearest whole ¥1) of the closing price on the Tokyo Stock Exchange on the date of determination for the issue price (if there is no closing price on that date, the closing price for the day directly preceding it), as a preliminary condition.

3. Method of offering
(1) Offering in Japan: A public offering. Nomura Securities Co., Ltd., Daiwa Securities SMBC Co., Ltd., Nikko Solomon Smith Barney Limited, Morgan Stanley Dean Witter & Co., Tokyo Branch (the company plans to change its name to Morgan Stanley & Co., Tokyo Branch from August 6, 2001), and Kokusai Securities Co. Ltd., will provide an underwriting commitment for all shares of the offering in Japan.

(2) Overseas offering:	**All shares in the overseas offering will be covered by an underwriting commitment by overseas underwriters, with Nomura International plc and Morgan Stanley & Co. International Limited as lead managing underwriters.**
(3) Global coordination:	**Nomura Securities Co., Ltd., and Nomura International plc will carry out the global coordination related to the offerings in Japan and overseas**
4. Offering period:	**Scheduled to take place from Thursday, August 9, 2001 to Monday, August 13, 2001, but may be brought forward depending on demand. In the event that the offerings are brought forward, the offering period will be from Monday, August 6, 2001, to Thursday, August 8, 2001. When-issued settlement for new share certificates is not scheduled for the offerings in Japan and overseas.**
5. Payment date:	**Friday, August 24, 2001**

6. Dividend calculation date: Sunday, April 1, 2001

7. Offering unit: 50 shares

8. Other necessary items related to this new stock issue, including the issue price and the non-capitalized amount of the issue price, will be determined at a future Board of Directors' meeting.

9. Each of the preceding items are provisional on the validity of notification under Japan's Securities Exchange Act.

Reference Information

1. Change in Shares Outstanding due to this Capital Increase by Public Offering

Current shares outstanding	**84,876,000 shares (As of June 30, 2001)**
Number of additional shares	**8,500,000 shares**
Shares outstanding following capital increase	**93,376,000 shares**

Note: Figures for the number of additional shares and shares outstanding following capital increase above are in the event that the maximum of shares to be issued additionally through the exercise of rights by the overseas underwriters are all issued.

2. Use of Funds

(1) Use of funds in current procurement

The ¥81,720 million in estimated proceeds from the scheduled offerings in Japan and overseas has been earmarked for a partial repayment of ¥75,000 million of the bank loan allocated as funds for the acquisition of LIFE Co., Ltd., which became an AIFUL Corporation subsidiary on March 28, 2001. The funds remaining after the partial repayment is scheduled to be used for customer loans.

(2) Changes in use of funds from previous fund procurement

No relevant changes.

(3) Effect on company revenues

In order to improve the consolidated results of the AIFUL Group, the company purchased LIFE Co., Ltd., making it a subsidiary. The AIFUL Group is seeking to become a comprehensive financial company by adding consumer credit and credit card businesses, which are new business sectors for the company. The funds for acquiring LIFE Co., Ltd., were temporarily allocated from long term borrowings and funds on hand. The allocation of the current procurement of funds through new stock issue to the repayment of that long term borrowing and customer loans will lead to an expansion in line with the AIFUL Group's diversification strategy. It will also produce a surplus in the procurement framework for customer loans for AIFUL Corporation and should lead to the stabilization of the procurement base.

3. Distribution of Profit to Shareholders

(1) Basic policies on profit distribution

AIFUL's basic dividend policy aims to provide shareholders with a continuous return based on careful considerations of economic and financial conditions, industry trends and the company's business results. Accordingly, AIFUL's first aim is to maximize shareholder returns and shareholder value by maintaining medium- and long-term growth in profits.

(2) View that determines dividends

Based on the basic policies outlined above, AIFUL Corporation hopes to meet the expectations of its shareholders by taking into account business results and the dividend payout ratio. The dividend for the previous financial year was a total of

¥50 per share, with an interim dividend of ¥20 per share and a final dividend of ¥30 per share. This equates to a dividend payout ratio of 8.75%.

(3) Use of retained earnings
The company uses retained earnings as a strategic resource for new businesses such as reinvesting funds in loans and financing mergers and acquisitions, ensuring that the company is ready to meet its shareholders' expectations.

(4) Dividends for the last three fiscal years

	FY3/99	FY3/00	FY3/01
Net profit per share	¥610.63	¥786.13	¥572.38
Dividend per share	¥60	¥60	¥50
Actual dividend payout ratio	9.83%	7.63%	8.75%
Return on equity	16.26%	19.32%	17.47%
Shareholders' equity dividend ratio	1.60%	1.47%	1.53%

Notes:
1. A 1:1.2 stock split was conducted on May 20, 1999.
2. A 1:1.5 stock split was conducted on May 22, 2000.
3. Return on equity is net profit divided by shareholders' equity (average of total of equity at beginning of period and total of equity at end of period).
4. Shareholders' equity dividend ratio is the total annual dividend divided by shareholders' equity (average of total equity at beginning of period and total equity at end of period).

4. Other
(1) Designation for allocation
No applicable.

(2) Information on dilution due to potential shares
No applicable.

(3) Status of previous equity finance
(a)Equity finance conducted in last three years
No applicable.
(b) Last three fiscal years and trends in share price

	FY3/99	FY3/00	FY3/01	FY3/02
Open	* ¥8,480	¥8,250	¥11,600	¥10,670
High	¥9,700	* ¥23,420	¥12,500	¥13,560

	□ ¥8,260	□ ¥11,850		
Low	¥5,500 □ ¥7,820	* ¥8,030 □ ¥9,500	¥7,900	¥9,940
Close	¥8,070	¥11,400	¥10,990	¥10,500

Notes:
1. The share prices above are according to the Japan Securities Dealers Association until September 30, 1998, the Tokyo Stock Exchange, Second Section from October 1, 1998 and the Tokyo Stock Exchange, First Section from March 1, 2000. Figures marked * in FY3/99 are according to the Japan Securities Dealers Association, and figures marked * in FY3/99 are according to the Tokyo Stock Exchange, Second Section.
2. □ indicates highs and lows following post stock split ex rights.
3. Share prices for FY3/02 are as of July 6, 2001.

(c) Trends in price/earnings ratio and return on equity in last three fiscal years

	FY3/99	FY3/00	F3/01
Price/earnings ratio	13.40 times	18.66 times	13.97 times
Return on equity	16.26%	19.32%	17.47%

Notes:
1. Price/earnings ratio is the share price at the end of the period (closing price) divided by net profit per share for the previous period.
2. Return on equity is net profit divided by shareholders' equity (average of total of equity at beginning of period and total of equity at end of period).

AIFUL Corporation
Headquarters: 381-1 Takasagocho, Gojyo Noboru, Karasumadori, Shimogyo-ku, Kyoto
President: Yoshitaka Fukuda
Stock code: 8515
Exchanges: TSE 1st Section; OSE 1st Section
Fiscal year: Ending March 31
Inquiries: Kenichi Kayama, General Manager, Public Relations Department
Telephone: (03) 3274-3560 (Public Relations)
(03) 3274-4561 (Investor Relations)
Fax: (03) 3274-4581

EXHIBIT 22

AIFUL Corporation
Press Release July 31, 2001

AIFUL Corporation Adopts New Crime Prevention Systems

KYOTO — AIFUL Corporation, placing top priority on the safety of its customers and employees, has implemented various safeguards in the wake of the series of robberies that have recently taken place in the consumer finance industry. The company has developed enhanced crime prevention manuals, held crime prevention drills with local police, posted additional security guards at staffed branches, started using colored paintballs to help identify criminals, and increased the number of fire extinguishers at branches.

Now, in addition to these measures, the Company is to implement the new systems listed below at its staffed branches nationwide.

1. Introduction of remote surveillance system for crime prevention cameras using an IP transmission system[*1]

(1) Commencement date: Wednesday, August 1, 2001

(2) Branches covered: All 539 staffed branches nationwide

Introduction will be phased in starting in the Kinki region and is scheduled to be completed at all staffed branches by the end of December 2001.

(3) Details of new crime prevention systems:

(a) Video surveillance system

Crime prevention camera images from staffed branches will be transmitted to emergency centers in 16 locations nationwide via CCTV lines[*2], monitored and recorded. The company will adopt the latest hybrid digital VTR for the recording of images using a system that combines HDD (hard disc drive) and DV (digital video), allowing the storage of clear images with the high picture quality characteristics of digital recording and no deterioration in picture quality. There will also be a significant reduction in storage space compared to the previous tape system.

(b) Emergency response

In the event of an emergency at a branch, the center linked to the emergency report from the branch (emergency button pushed) receives the report. The center staff and the security guards permanently stationed at each center work together to check the close up pictures for the office that sent the emergency report. The objectives are to assess the situation accurately, promptly liaise with related organizations (the security company responsible for the branch, police station and fire station), and minimize damage and injury. This new system will strengthen the Company's response to emergencies.

*1 An IP transmission system is a method of transmitting data using Internet Protocol (the Internet communication format). Until now, AIFUL has transmitted crime prevention video images, interphone voices, automatic contract machine and ATM transaction data using various lines, including ISDN lines. However, with the IP transmission system, it is possible to transmit data using one telecommunications line, leading to efficiency and cost reductions.

***2 CCTV lines are leased lines used for the IP transmissions described above. As the data transmitted via this line is sent via the company's leased line, the data cannot be intercepted from outside.**

2. Minimization of cash at branches

In addition to the remote surveillance system for crime prevention cameras, all staffed branches nationwide will operate at minimum cash requirements from Monday, July 16, 2001, and the company will not store cash in its safes.

Accompanying this, service for customers will be as follows:
(1) Loans for customers taking out unsecured loans will be through ATMs.
(2) As a rule, loans for customers taking real estate-secured loans as well as business loans will be transferred into the bank account specified by the customer.

With the safety of its customers and employees as a top priority, AIFUL will continue to pursue crime prevention in the future. The company appreciates your understanding.

AIFUL Corporation

Headquarters:	381-1 Takasagocho, Gojyo Noboru, Karasumadori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 3274-3560 (Public Relations) (03) 3274-4561 (Investor Relations)
Fax:	(03) 3274-4581

EXHIBIT 23

AIFUL Corporation
Press Release

August 6, 2001

AIFUL Corporation Announces New Stock Issue Price

KYOTO — AIFUL Corporation has announced the breakdown in the number of shares for the offerings in Japan and overseas and the issue price, as determined at the meeting of the Board of Directors held today, for the new stock issue by public offering that was resolved at a meeting of the company's Board of Directors held on July 13, 2001.

1. Number of new shares:	Par value common stock: 7,500,000 shares (Offering in Japan: 3,500,000 shares) (Overseas offering: 4,00,000 shares) There shall be an additional issue up to a maximum of 1,000,000 shares dependent on the exercise of rights by overseas underwriters.
2. Issue price*1: Per share:	¥10,241
3. Total issue value*2:	¥87,048,500,000
4. Capitalized amount: Per share:	¥5,121
5. Total capitalized amount*2:	¥43,528,500,000
6. Offering period (offering in Japan):	Tuesday, August 7 - Thursday, August 9, 2001

*1 Underwriters will offer shares at the issue price.
*2 In the event that the rights of overseas underwriters in item 1 above are fully exercised.

Reference Information
(1) Payment date: Friday, August 24, 2001
(2) Calculation of issue price
Calculation date of record and price on that date: Monday August 6, 2001, ¥10,450
Discount rate: 2%

Note: This document is a press release for the purpose of general publicity concerning the issue of new shares in the company, and was not prepared for the purpose of soliciting investment. AIFUL Corporation asks that investors make their own decisions on investment after being sure to examine the prospectus (and amended sections) prepared by the company concerning the issue of new shares.

Moreover, this document does not constitute an offering of securities in the United States. This issue of new shares has not been registered under the US Securities Act of 1933. Therefore, new issue or sale of shares may not be conducted in the US or with regard to US citizens unless an exemption of the duty to register is obtained.

Additionally, please be aware that actions including (1) distribution of this press release or extracts from it within the US, (2) printing this press release in whole or in part in a newspaper or magazine published within the US, and (3) distribution of this press release in whole or in part via television, radio or other electronic media within the US, may infringe upon the US Securities Act of 1933.

AIFUL Corporation

Headquarters:	381-1 Takasagocho, Gojyo Noboru, Karasumadori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 3274-3560 (Public Relations) (03) 3274-4561 (Investor Relations)
Fax:	(03) 3274-4581

Note: This document is a press release for the purpose of general publicity concerning the issue of new shares in the company, and was not prepared for the purpose of soliciting investment. AIFUL Corporation asks that investors make their own decisions on investment after being sure to examine the prospectus (and amended sections) prepared by the company concerning the issue of new shares.

Moreover, this document does not constitute an offering of securities in the United States. This issue of new shares has not been registered under the US Securities Act of 1933. Therefore, new issue or sale of shares may not be conducted in the US or with regard to US citizens unless an exemption of the duty to register is obtained.

Additionally, please be aware that actions including (1) distribution of this press release or extracts from it within the US, (2) printing this press release in whole or in part in a newspaper or magazine published within the US, and (3) distribution of this press release in whole or in part via television, radio or other electronic media within the US, may infringe upon the US Securities Act of 1933.

EXHIBIT 24

AIFUL Corporation
Press Release

September 12, 2001

AIFUL Corporation Enters Guarantee Service Partnership with Kansai Sawayaka Bank

KYOTO — AIFUL Corporation has formed a partnership with Kansai Sawayaka Bank, Limited, and will begin providing guarantee services for the bank's personal unsecured loans from September 17, 2001. In the partnership, AIFUL will employ its expertise in the area of credit screening for personal loans to screen and guarantee applicants for personal unsecured loans from Kansai Sawayaka Bank. The product name is "Card Loan Type II."

AIFUL is developing its guarantee services with the aim of diversifying its channels for customer acquisition. The company plans to expand its guarantee service partnerships in the future, primarily among leading regional financial institutions with the capacity to attract customers.

Product Outline

Commencement date	Monday, September 17, 2001
Product name	Card Loan (Type II)
Loan target	Age: 20 – 70 People with constant income (Part time workers and housewives may be eligible)
Loan amount	¥100,000 – ¥900,000 (in ¥10,000 units)
Loan period	1 year
Interest rate	Annual 17.6% (includes guarantee fee)
Loan method	Account overdraft (Revolving type)
Repayment method	Scheduled repayment (¥10,000/month, ¥20,000 per month for loans over ¥500,000)
Collateral and guarantor	Not required
Method of application	Bank counter, mail, fax, or telephone

For details on the product and service, please contact Kansai Sawayaka Bank directly. Inquiries: Yoshie Okumura, Public Relations Manager, General Affairs Department, Kansai Sawayaka Bank (Telephone: 06-6447-5520).

AIFUL Corporation	
Headquarters:	381-1 Takasagocho, Gojo-Agaru, Karasumadori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 3274-3560 (Public Relations) (03) 3274-4561 (Investor Relations)
Fax:	(03) 3274-4581

Kansai Sawayaka Bank, Limited	
Headquarters:	Osaka-shi, Osaka
President:	Shuichi Takahashi